Exhibit 99.1

Annual General Shareholder Meeting
OTTAWA, MAY 6, 2014

NOTICE OF 2014 ANNUAL GENERAL SHAREHOLDER MEETING AND MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE
1	NOTICE OF 2014 ANNUAL GENERAL SHAREHOLDER MEETING	4
2	ABOUT VOTING YOUR SHARES	5
3	WHAT THE MEETING WILL COVER	8
4	ABOUT THE NOMINATED DIRECTORS	10
5	DIRECTOR COMPENSATION	17
6	CORPORATE GOVERNANCE PRACTICES	22
7	COMMITTEE REPORTS	36

EXECUTIVE COMPENSATION		43
8	THE BOARD OF DIRECTORS’ LETTER TO SHAREHOLDERS	44
9	COMPENSATION DISCUSSION & ANALYSIS	46
10	PRESIDENT AND CEO COMPENSATION	59
11	COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS	61

12	OTHER IMPORTANT INFORMATION	77
13	SCHEDULE A – SHAREHOLDER PROPOSALS	79
14	SCHEDULE B – DIRECTOR INDEPENDENCE STANDARDS	81
15	SCHEDULE C – BOARD OF DIRECTORS’ CHARTER INCLUDING BOARD CHAIR POSITION DESCRIPTION	83
16	SCHEDULE D – CHIEF EXECUTIVE OFFICER POSITION DESCRIPTION	85

RECOGNIZING THE CORPORATION’S EXCELLENCE IN CORPORATE GOVERNANCE AND BEST PRACTICES IN BUILDING AND SUSTAINING SHAREHOLDER AND STAKEHOLDER VALUE
  The Gavel Award for best corporate governance disclosure from the Canadian Coalition for Good Governance
  The first-ever award for best overall corporate governance from the Canadian Society of Corporate Secretaries
  The Best Overall Corporate Governance Award – International at the Corporate Secretary Corporate Governance Awards in New York

Thomas C. O’Neill George A. Cope	Dear Fellow Shareholders,

It is our pleasure to invite you to BCE’s 2014 Annual General Shareholder Meeting to be held at 9:30 a.m. on Tuesday, May 6, 2014, at the Ottawa Convention Centre.

If you are unable to attend in person, a live webcast of the meeting will be available on our website at BCE.ca.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important to us and we encourage you to exercise your right in the manner that suits you best. We are working hard to facilitate this process by allowing you to vote by proxy on the Internet, by phone, by fax or by mail. You can also vote in person at the meeting.

This circular gives you details about all the items for consideration and how to vote. It contains information about the nominated directors and their compensation, the auditors, our corporate governance practices, reports from the four standing committees of your Board, and the shareholder proposals. It also contains detailed information about our philosophy, policies and programs for executive compensation and how your board of directors is getting input from shareholders on these matters.

At the meeting, we will review our financial position, including the increased value we are delivering to shareholders, and our business operations. We will also respond to your comments and questions.

In 2013, we were honoured to receive three corporate governance awards, recognizing the expertise and guidance provided by your Board, and the hard work and dedication of the full BCE team in ensuring rigorous governance of your company’s operations.

We want to thank you for your continued confidence in and support of BCE. We look forward to seeing you at this year’s meeting.

Sincerely,

Thomas C. O’Neill Chair of the Board March 6, 2014	George A. Cope President and CEO

BCE Inc. 2014 Proxy Circular 1

Below are highlights of some of the important information you will find in this management proxy circular. These highlights do not contain all the information that you should consider, and you should read this entire circular before voting.

SHAREHOLDER VOTING MATTERS

	BOARD VOTE RECOMMENDATION	PAGE REFERENCE
VOTING MATTER		FOR MORE INFORMATION
Election of 13 Directors	FOR each nominee	10
Appointing Deloitte LLP as Auditors	FOR	8
Advisory Resolution on Executive Compensation	FOR	43
SHAREHOLDER PROPOSALS
Creation of a Risk Management Committee	AGAINST	79
Total Executive Compensation Gross Pay Cap at $5,000,000	AGAINST	80

OUR DIRECTOR NOMINEES

						BOARD AND
						COMMITTEE	OTHER
		DIRECTOR		INDEPEN-	COMMITTEE	ATTENDANCE	PUBLIC	TOP THREE
NAME	AGE	SINCE	POSITION	DENT	MEMBERSHIPS	2013	BOARDS	COMPETENCIES
B.K. Allen	65	2009	Operating Partner, Providence Equity Partners LLC	Yes	Compensation Governance	100%	3	Risk Management, Technology and Telecommunications

A. Bérard	73	2003	Corporate Director	Yes	Compensation	89%	3	Accounting & Finance, CEO/Senior Management and Risk Management

R.A. Brenneman	67	2003	Corporate Director	Yes	Compensation (Chair)	89%	3	Investment Banking/Mergers & Acquisitions, CEO/Senior Management and Retail/Customer

S. Brochu	50	2010	President and CEO, Gaz Métro	Yes	Audit Governance	100%	1	Government/Regulatory Affairs, CEO/Senior Management and Retail/Customer

R.E. Brown	69	2009	Corporate Director	Yes	Compensation Governance (Chair)	95%	3	Investment Banking/Mergers & Acquisitions, CEO/Senior Management and Risk Management

G.A. Cope	52	2008	President and CEO – BCE Inc. and Bell Canada	No	–	100%	2	CEO/Senior Management, Media/Content and Telecommunications

D.F. Denison	61	2012	Corporate Director	Yes	Audit Pension (Chair)	100%	2	Accounting & Finance, CEO/Senior Management and Risk Management

I. Greenberg	71	2013	Corporate Director	Yes	Audit	100%	1	CEO/Senior Management, Government/ Regulatory Affairs and Media/Content

T.C. O’Neill	68	2003	Chair of the Board, BCE Inc. and Bell Canada	Yes	(1)	100%	3	Accounting & Finance, CEO/Senior Management and Risk Management

J. Prentice	57	2011	Senior Executive Vice-President and Vice Chairman, CIBC	Yes	Pension	100%	1	Government/Regulatory Affairs, Investment Banking/Mergers & Acquisitions and Risk Management

R.C. Simmonds	60	2011	Chairman, Lenbrook Corporation	Yes	Audit Governance	95%	–	Government/Regulatory Affairs, Technology and Telecommunications

C. Taylor	68	2010	Corporate Director	Yes	Governance Pension	100%	–	Government/Regulatory Affairs, Media/Content and Telecommunications

P.R. Weiss	66	2009	Corporate Director	Yes	Audit (Chair) Pension	100%	2	Accounting & Finance, Investment Banking/Mergers & Acquisitions and Risk Management

(1)	As Chair of the Board, Mr. O’Neill is not a member of any committee of the Board but attends as ex officio member on all committees.

2 BCE Inc. 2014 Proxy Circular

EXECUTIVE COMPENSATION

PHILOSOPHY AND COMPENSATION COMPONENTS

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, positioned at the 60th percentile of the comparator group.

  BASE SALARY: positioned at the median of our comparator group, rewards the scope and responsibilities of a position
  ANNUAL INCENTIVE: positioned at the 75th percentile of our comparator group, encourages strong performance against yearly corporate and individual objectives
  LONG-TERM INCENTIVE: brings total compensation to the 60th percentile of our comparator group, aligns with long-term interests of shareholders

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. For instance, the vesting of performance share units (PSUs) depends on the realization of our dividend growth policy, while stock options reflect our commitment to drive the share price for our stakeholders. Restricted share units (RSUs) provide a valuable retention tool in maintaining in place a world-class executive team.

  STRINGENT SHARE OWNERSHIP REQUIREMENTS
  EMPHASIS ON PAY-AT-RISK FOR EXECUTIVE COMPENSATION
  DOUBLE TRIGGER CHANGE IN CONTROL POLICY
  ANTI-HEDGING POLICY ON SHARE OWNERSHIP AND INCENTIVE COMPENSATION
  CLAWBACK PROVISION FOR THE CEO AND, AS OF 2014, EXECUTIVE VICE-PRESIDENT (EVP) COMPENSATION AND STOCK OPTION PLAN
  CAPS ON ANNUAL BONUS PAYOUTS, PERFORMANCE SHARE UNIT PAYOUTS AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (SERP) PAYMENTS
  VESTING CRITERIA FOR PERFORMANCE SHARE UNITS FULLY ALIGNED TO SHAREHOLDERS’ INTERESTS
  ANNUAL “SAY ON PAY” VOTE

CORPORATE GOVERNANCE

BOARD AND OTHER GOVERNANCE INFORMATION
Number of Board Nominees	13
Number of Independent Board Nominees	12
Board Committee Members Are All Independent
Average Age of Board Nominees	64
Annual Election of Directors
Directors Elected Individually (rather than slate voting)
Majority Voting Guidelines for Directors
Separate Chair & CEO
Board Interlock Guidelines
Director’s Tenure Guidelines
Share Ownership Guidelines for Directors and Executives
Board Orientation/Education Program
Number of Board Meetings Held in 2013	10
Code of Business Conduct and Ethics Program
Annual Advisory Vote on Executive Compensation
Formal Board Evaluation Process
No Dual-Class Shares

VOTING BY PROXY IS THE EASIEST WAY TO VOTE

Please refer to your proxy form or your voting instruction form included in this package or to section 2 entitled About Voting Your Shares for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

BCE Inc. 2014 Proxy Circular 3

1 NOTICE OF 2014 ANNUAL GENERAL SHAREHOLDER MEETING

AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS MATERIAL CAREFULLY AND THEN VOTE YOUR SHARES, EITHER BY PROXY OR IN PERSON AT THE MEETING

In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation and BCE refer to BCE Inc., unless otherwise indicated. The information in this document is at March 6, 2014, unless otherwise indicated.

WHEN

Tuesday, May 6, 2014, 9:30 a.m. (Eastern time)

WHERE

Ottawa Convention Centre, 55 Colonel By Drive, Level 2, Ottawa Salon, Ottawa, Ontario

WEBCAST

A live webcast of the meeting will be available on our website at BCE.ca

WHAT THE MEETING IS ABOUT

1. receiving the financial statements for the year ended December 31, 2013, including the auditors’ reports
2. electing 13 directors who will serve until the end of the next annual shareholder meeting
3. appointing the auditors who will serve until the end of the next annual shareholder meeting
4. considering an advisory (non-binding) resolution on executive compensation
5. considering the two shareholder proposals described in Schedule A

The Meeting may also consider other business that properly comes before it.

YOU HAVE THE RIGHT TO VOTE

You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 14, 2014.

You have the right to vote your shares on items two to five listed above and any other items that may properly come before the meeting or any adjournment.

ADMISSION TO MEETING

You will need to register with our transfer agent, CST Trust Company (CST), before entering the meeting.

APPROVAL OF THIS CIRCULAR

The Board has approved the content of this circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote his or her shares at the meeting, and to each director and to the auditors.

By order of the Board,

Michel Lalande
Senior Vice-President – General Counsel and Corporate Secretary

Montréal, Québec
March 6, 2014

4 BCE Inc. 2014 Proxy Circular

2 ABOUT VOTING YOUR SHARES

2.1 HOW TO VOTE

The record date for determining shareholders entitled to vote is March 14, 2014. You have one vote for each common share you hold on that date. As at March 6, 2014, 777,009,844 common shares were outstanding.

REGISTERED SHAREHOLDERS

You are a registered shareholder when your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 – BY PROXY (PROXY FORM)

You may give your voting instructions in the following manner:

INTERNET: go to proxypush.ca/bce and follow the instructions

TELEPHONE: call 1-866-390-6280 (Canada and the United States) or 514-317-2868 (other countries)

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder

FAX: complete the proxy form and return it by fax at 1-866-781-3111 (Canada and the United States) or 416-368-2502 (other countries)

MAIL: return the proxy form completed in the prepaid envelope provided

Our transfer agent, CST, must receive your proxy form or you must have voted by Internet or telephone before 4:45 p.m. (Eastern time) on Monday, May 5, 2014.

OPTION 2 – IN PERSON AT THE MEETING

You do not need to complete or return your proxy form. You have to see a representative of CST before entering the meeting to register your attendance. Voting in person at the meeting will automatically cancel any proxy you completed and submitted earlier.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 – BY PROXY (VOTING INSTRUCTION FORM)

You may give your voting instructions in the following manner:

INTERNET: go to www.ProxyVote.com and follow the instructions

TELEPHONE: call 1-800-474-7493 (English) or 1-800-474-7501 (French)

If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder

FAX: complete the voting instruction form and return it by fax at 905-507-7793 or at 514-281-8911

MAIL: return your voting instruction form in the prepaid envelope provided

Your intermediary must receive your voting instructions with sufficient time to allow your voting instruction form to be forwarded by your intermediary to CST before 4:45 p.m. (Eastern time) on Monday, May 5, 2014. If you vote by Internet or telephone, you must do so prior to 4:45 p.m. (Eastern time) on Monday, May 5, 2014.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to CST by mail or fax.

OPTION 2 – IN PERSON AT THE MEETING

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you have previously appointed yourself as the proxyholder for your shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. At the meeting, you should see a CST representative.

IF YOU ARE UNSURE WHETHER YOU ARE A REGISTERED OR NON-REGISTERED SHAREHOLDER, PLEASE CONTACT CST BY EMAIL AT BCE@CANSTOCKTA.COM OR BY TELEPHONE: 1-800-561-0934 (IN CANADA AND THE UNITED STATES) OR 416-682-3861 (OTHER COUNTRIES)

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

BCE Inc. 2014 Proxy Circular 5

2 ABOUT VOTING YOUR SHARES

2.2 HOW YOUR SHARES WILL BE VOTED

You can choose to vote “For”, “Withhold”, “Against” or “Abstain”, depending on the items to be voted upon.

When you sign the proxy form or voting instruction form, you authorize G.A. Cope, T.C. O’Neill, A. Bérard or C. Taylor, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

  FOR electing the 13 nominated directors listed in the circular
  FOR appointing Deloitte LLP as auditors
  FOR approving the advisory resolution on executive compensation
  AGAINST the two shareholder proposals.

You may appoint another person to go to the meeting and vote your shares for you. If you wish to do so, strike out the four names of the directors and write the name of the person voting for you in the space provided. This person does not have to be a shareholder. He or she must be present at the meeting to vote your shares. Your proxyholder will vote your shares as he or she sees fit on any amendments to the items to be voted upon and on any other items that may properly come before the meeting or any adjournment.

2.3 CHANGING YOUR VOTE

You can change a vote you made by proxy by:

  voting again on the Internet or by telephone before 4:45 p.m. (Eastern time) on Monday, May 5, 2014 if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing and mailing it as instructed on your proxy form so that it is received before 4:45 p.m. (Eastern time) on Monday, May 5, 2014 if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:45 p.m. (Eastern time) on Monday, May 5, 2014, or by giving a notice in writing from you or your authorized attorney to the Chair of the meeting, at the meeting or any adjournment.

2.4 HOW THE VOTES ARE COUNTED

The election of directors (subject to our majority voting guidelines – see section 3.2 entitled Electing Directors), appointment of the auditors, approval of the advisory resolution on executive compensation and the vote on the shareholder proposals will each be determined by a majority of votes cast at the meeting by proxy or in person.

2.5 CONFIDENTIALITY

CST counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when: it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

6 BCE Inc. 2014 Proxy Circular

2 ABOUT VOTING YOUR SHARES

2.6 ELECTRONIC VOTING AT THE MEETING

Voting on all proposals at the meeting will be done through the use of electronic ballot. This allows us to expedite the voting process and present the final votes on screen at the meeting.

On arrival at the meeting, all shareholders entitled to vote will be required to register with our transfer agent, CST, and given a hand-held device containing a personalized smart card with details of their shareholding to be used for the electronic vote. After each proposal is put to the meeting by the Chair, you will be asked to cast your vote by pressing a button on your keypad. All the votes represented by shareholders present at the meeting will be counted and added to those voted by proxy, and the final votes will be shown on screen at the meeting.

If you have already voted by proxy, you will not need a hand-held device as your vote will already have been registered. However, should you wish to change your vote and you are a registered shareholder, you will still be able to do so at the meeting using the hand-held device, and your vote on the day of the meeting will replace your vote by proxy.

2.7 OTHER INFORMATION

To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2013, which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices, compensation of directors and executives and the shareholder proposals. The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis of financial condition and results of operations (MD&A).

Proxy materials are sent to our registered shareholders through our transfer agent, CST. We do not send proxy-related materials directly to non-registered shareholders, and instead use the services of Broadridge Investor Communication Solutions, Canada, who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

2.8 QUESTIONS

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, CST Phoenix Advisors.

North American Toll Free Phone: 1-866-822-1244

Banks, Brokers and collect calls: 416-682-3825

Facsimile: 647-351-3176
or North American Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained CST Phoenix Advisors to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

BCE Inc. 2014 Proxy Circular 7

3 WHAT THE MEETING WILL COVER

3.1 RECEIVING OUR FINANCIAL STATEMENTS

BCE’s annual audited financial statements are included in our 2013 annual report.

3.2 ELECTING DIRECTORS

Please see section 4 entitled About the Nominated Directors for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board and each was elected at our 2013 annual shareholder meeting held on May 9, 2013, by at least a majority of the votes cast, with the exception of Mr. I. Greenberg, who was appointed by the Board on July 5, 2013. The Board recommends that you vote FOR the election of the 13 individuals nominated.

MAJORITY VOTING

Our guidelines with respect to the election of directors are that if any director nominee at an uncontested election has a greater number of votes “withheld” with respect to his or her election than votes received “for” such election, then such director nominee must tender his or her resignation to the Board. The resignation will take effect only upon acceptance by the Board.

Within 90 days, the Board must determine either to accept or not the resignation and we will issue a press release announcing the Board’s determination, including, in cases where the Board has determined not to accept the resignation, the reasons therefor. It is generally expected that the Governance Committee will recommend that the Board accept such resignation, except in extraordinary circumstances.

YOU WILL BE ELECTING THE 13 MEMBERS OF YOUR BOARD

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election as directors of the nominated directors in this circular.

3.3 APPOINTING THE AUDITORS

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. Deloitte LLP and its predecessors have been the auditors of the Corporation since it was created in 1983. The audit firm appointed at the meeting will serve until the end of the next annual general shareholder meeting.

Every year, the Audit Committee performs an assessment of the quality of the services rendered and the performance by Deloitte LLP as auditors of the Corporation. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings and the reports presented to the Audit Committee. Given the satisfactory results of the assessment regarding the 2013 audit, the Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

YOU WILL BE APPOINTING YOUR AUDITORS

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte LLP as auditors.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2013	2012
	(IN $ MILLIONS)	(IN $ MILLIONS)
Audit Fees (1)	9.9	7.9
Audit-Related Fees (2)	1.7	2.0
Tax Fees (3)	0.6	0.6
Other Fees (4)	1.0	0.1
Total (5)	13.2	10.6

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2013 and 2012, the fees are for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $13.2 million for 2013 and $10.6 million for 2012 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.5 million in 2013 and $9.5 million in 2012.

8 BCE Inc. 2014 Proxy Circular

3 WHAT THE MEETING WILL COVER

3.4 CONSIDERING AN ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incented to create value for our shareholders on a sustainable basis. As a shareholder you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2014 Annual General Meeting of Shareholders of BCE.

The Board recommends that you vote FOR this resolution.

Because your vote is advisory, it will not be binding upon the Board. However, the Management Resources and Compensation Committee of the Board (Compensation Committee) will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. Please see section 6.2 entitled Shareholder Engagement for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation. The Board believes that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (CCGG) Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

YOU WILL VOTE ON AN ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

3.5 CONSIDERING THE SHAREHOLDER PROPOSALS

You will be voting on two shareholder proposals that have been submitted for consideration at the meeting. These proposals are set out in Schedule A. The Board recommends that you vote AGAINST each proposal.

YOU WILL BE VOTING ON TWO SHAREHOLDER PROPOSALS

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting AGAINST the two shareholder proposals in accordance with the Board’s recommendations set out in Schedule A.

3.6 OTHER BUSINESS

Following the conclusion of the formal business to be conducted at the meeting, we will:

  provide an update on our business operations, and
  invite questions and comments from shareholders.

If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of CST and if the Chair of the meeting allows it.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

BCE Inc. 2014 Proxy Circular 9

4 ABOUT THE NOMINATED DIRECTORS

The following pages include a profile of each nominated director with an explanation of his or her experience, qualifications, top three areas of expertise, participation on the Board and its committees, ownership, value of equity securities of BCE and extent of fulfillment of the BCE shareholding requirement, as well as participation on the boards of other public companies. A more detailed description of our directors’ skills can be found under the heading Competency Requirements in section 6 entitled Corporate Governance Practices. For current committee memberships and current committee chairpersons, please refer to section 7 entitled Committee Reports. For more information on the compensation paid to non-management directors, please refer to section 5 entitled Director Compensation.

The following table discloses the total holdings of shares and deferred share units (DSUs) of the nominated directors as of March 7, 2013 and March 6, 2014. The total value of common shares/DSUs is determined by multiplying the number of common shares and DSUs of BCE held by each nominee as of March 7, 2013 and March 6, 2014 by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on March 7, 2013 and March 6, 2014, respectively, being $47.03 and $48.26.

TOTAL SHAREHOLDINGS OF NOMINATED DIRECTORS

MARCH 7, 2013		MARCH 6, 2014
BCE Common Shares	434,854	BCE Common Shares	351,804
BCE Deferred Share Units	999,980	BCE Deferred Share Units	1,223,174
Value ($)	67,480,243	Value ($)	76,008,438

YOUR DIRECTORS OWN A SIGNIFICANT SHAREHOLDING INTEREST IN BCE, ALIGNING THEIR INTERESTS WITH YOURS

OPERATING PARTNER
Providence
Equity Partners
Since September 2007
Age - 65
Status - Independent
Joined Board - May 2009
Areas of Expertise
• Risk Management
• Technology
• Telecommunications

2013 Annual Meeting
Votes in favour: 96.94%	Mr. Allen is an Operating Partner of Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments). Prior to joining Providence in 2007, he was Executive Vice-President of Operations of Qwest Communications International (a telecommunications company), responsible for the company’s network and information technology operations and, prior to 2004, Executive Vice-President of Operations and Chief Human Resources Officer. In addition, since 2000, Mr. Allen has served as President of Allen Enterprises, LLC, a private equity investment and management company he founded. Mr. Allen holds a Bachelor of Arts from the University of Kentucky and an M.B.A. from Boston University.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	4/4	10/10
	Compensation Committee	4/4	1/1	5/5	100%
	Governance Committee	4/4	–	4/4

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	CDW Corporation		2008 – present
	Fiduciary Management, Inc.		1996 – present		N/A
	Harley-Davidson, Inc.		1992 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		20,000		BCE Common Shares	22,500
	BCE DSUs		9,081		BCE DSUs	11,533
	Value ($)		1,367,679		Value ($)	1,642,433

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	342%			Target Date to Meet Requirement	Met

10 BCE Inc. 2014 Proxy Circular

4 ABOUT THE NOMINATED DIRECTORS

CORPORATE DIRECTOR
Since March 2004
Age - 73
Status - Independent
Joined Board -
January 2003
Areas of Expertise
• Accounting & Finance
• CEO/Senior Management
• Risk Management

2013 Annual Meeting
Votes in favour: 96.88%	Mr. Bérard is a corporate director. He was Chair of the Board of National Bank of Canada (a chartered bank) from 2002 to 2004, and Chair of the Board and CEO of National Bank of Canada from 1990 to 2002. Mr. Bérard holds a Fellows Diploma from the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	2/4	8/10
	Audit Committee	4/4	–	4/4	89%
	Compensation Committee	4/4	1/1	5/5

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Bombardier Inc.		2004 – present		Saputo Inc.	1997 – 2012
	Groupe BMTC Inc.		2001 – present
	TransForce Inc.		2003 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		1,120		BCE Common Shares	1,120
	BCE DSUs		55,737		BCE DSUs	62,467
	Value ($)		2,673,985		Value ($)	3,068,709

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	639%			Target Date to Meet Requirement	Met

CORPORATE DIRECTOR
Since March 2010
Age - 67
Status - Independent
Joined Board -
November 2003
Areas of Expertise
• Investment Banking/
Mergers & Acquisitions
• CEO/Senior Management
• Retail/Customer

2013 Annual Meeting
Votes in favour: 97.11%	Mr. Brenneman is a corporate director and was Executive Vice-Chairman, Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010 and was President and CEO of Petro-Canada (a petroleum company) from 2000 until August 2009. Before 2000, Mr. Brenneman spent more than 30 years with Imperial Oil Limited and its parent company, Exxon Mobil Corporation (both petroleum companies). He was a member of the board of the Canadian Council of Chief Executives until July 2009. Mr. Brenneman holds a B.Sc. in Chemical Engineering from the University of Toronto and a M.Sc. in Control Systems from the University of Manchester.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	2/4	8/10
	Compensation Committee (Chair)	4/4	1/1	5/5	89%
	Pension Committee	3/3	–	3/3

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Ithaca Energy Inc.		2010 – present		Petro-Canada	2000 – 2009
	The Bank of Nova Scotia		2000 – present
	WestJet Airlines Ltd.		2009 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		115,000		BCE Common Shares	115,000
	BCE DSUs		44,244		BCE DSUs	49,094
	Value ($)		7,489,245		Value ($)	7,919,176

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	1,650%			Target Date to Meet Requirement	Met

BCE Inc. 2014 Proxy Circular 11

4 ABOUT THE NOMINATED DIRECTORS

PRESIDENT AND CEO
Gaz Métro
Since February 2007
Age - 50
Status - Independent
Joined Board - May 2010
Areas of Expertise
• Government &
Regulatory Affairs
• CEO/Senior
Management
• Retail/Customer

2013 Annual Meeting
Votes in favour: 98.45%	Ms. Brochu has been active in the energy industry for more than 25 years. She began her career in 1987 as a financial analyst for SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro Inc. (a diversified energy company), as Vice-President, Business Development. In 2005, Ms. Brochu was appointed Executive Vice-President. Since 2007, she has held the position of President and CEO of Gaz Métro Inc. and is a member of its Board of Directors. Ms. Brochu graduated in Economics from Université Laval, in Québec City, where she specialized in the energy sector. Ms. Brochu is actively involved with Centraide of Greater Montreal. She is also a director of Fondation Chagnon. She is the Chair of Forces Avenir, which promotes students’ involvement in their communities. She co-founded “80, ruelle de l’Avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to stay in school.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	4/4	10/10
	Audit Committee	5/5	–	5/5	100%
	Governance Committee	4/4	–	4/4

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Bank of Montreal		2011 – present		N/A

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		1,250		BCE Common Shares	1,250
	BCE DSUs		12,980		BCE DSUs	17,613
	Value ($)		669,237		Value ($)	910,328

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	190%			Target Date to Meet Requirement	Met

CORPORATE DIRECTOR
Since October 2009
Age - 69
Status - Independent
Joined Board - May 2009
Areas of Expertise
• Investment Banking/
Mergers & Acquisitions
• CEO/Senior
Management
• Risk Management

2013 Annual Meeting
Votes in favour: 98.44%	Mr. Brown is a corporate director and Chair of Aimia Inc. (formerly Groupe Aeroplan Inc., a loyalty program management company). He was President and CEO of CAE Inc. (a provider of simulation and modelling technologies as well as integrated training service for both civil aviation and defence customers) from 2004 to September 2009. Prior to joining CAE, Mr. Brown was Chair of Air Canada (an airline) during its restructuring from May 2003 to October 2004. Mr. Brown joined Bombardier Inc. (an aerospace, transportation and recreational products company) in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and CEO of Bombardier Inc. from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister of the Department of Regional Industrial Expansion. Mr. Brown holds a Bachelor of Science degree from the Royal Military College and attended the Advanced Management Program at the Harvard University Business School.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	3/4	9/10
	Governance Committee (Chair)	4/4	–	4/4	95%
	Compensation Committee	1/1	1/1	2/2
	Pension Committee	3/3	–	3/3

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Aimia Inc. (Chair)		2005 – present		ACE Aviation Holdings Inc.	2004 – 2009
	Rio Tinto Limited		2010 – present		CAE Inc.	2004 – 2009
	Rio Tinto plc		2010 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		30,000		BCE Common Shares	30,000
	BCE DSUs		8,738		BCE DSUs	11,454
	Value ($)		1,821,848		Value ($)	2,000,570

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	417%			Target Date to Meet Requirement	Met

(1)	Mr. Brown was a director of Air Canada from March 2003 until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
(2)	Mr. Brown was also a director of Nortel Networks Corp. when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corp. and Nortel Networks Ltd. (collectively, “Nortel Networks”). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators.

12 BCE Inc. 2014 Proxy Circular

4 ABOUT THE NOMINATED DIRECTORS

PRESIDENT AND CEO
BCE and Bell Canada
Since July 2008
Age - 52
Status - Not Independent
Joined Board - July 2008
Areas of Expertise
• CEO/Senior
Management
• Media/Content
• Telecommunications

2013 Annual Meeting
Votes in favour: 98.39%	Mr. Cope has been President and CEO of BCE and Bell Canada since July 2008. He was previously President and COO of Bell Canada. Mr. Cope is a seasoned Canadian telecommunications executive who had served in public-company CEO roles in the industry for more than 15 years prior to joining Bell Canada in 2005. He has earned a reputation as an innovative telecom strategist and builder of high-performance teams, successfully launching three next-generation digital networks during his career. Mr. Cope holds an Honours Business Administration degree from the University of Western Ontario. He serves on the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	4/4	10/10	100%

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Bank of Montreal		2006 – present		NII Holdings, Inc.	2004 – 2010
	Bell Aliant Inc. (Chair)		2011 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		146,419		BCE Common Shares	49,869
	BCE DSUs		792,399		BCE DSUs	964,007
	Value ($)		44,152,611		Value ($)	48,929,656

	SHAREHOLDING REQUIREMENTS
	Please see the heading Share Ownership Requirements on page 55 under section 9 entitled Compensation Discussion & Analysis for more details on Mr. Cope’s specific share ownership requirements, which are currently exceeded.

CORPORATE DIRECTOR
Since June 2012

CHARTERED
PROFESSIONAL
ACCOUNTANT
Age - 61
Status - Independent
Joined Board -
October 2012
Areas of Expertise
• Accounting & Finance
• CEO/Senior
Management
• Risk Management

2013 Annual Meeting
Votes in favour: 98.94%	Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and CEO of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as Chair of the boards of Bentall Kennedy Limited Partnership (a real estate investment advisor) and Bridgepoint Health (a provider of healthcare services). He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the World Bank Treasury Expert Advisory Committee and the University of Toronto Investment Advisory Committee. Mr. Denison earned bachelor degrees in Mathematics and Education from the University of Toronto and is a Fellow of CPA Ontario.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	4/4	10/10
	Audit Committee	5/5	–	5/5	100%
	Pension Committee	4/4	–	4/4

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Allison Transmission Holdings, Inc.		2013 – present		N/A
	Royal Bank of Canada		2012 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		0		BCE Common Shares	0
	BCE DSUs		697		BCE DSUs	4,910
	Value ($)		32,780		Value ($)	236,957

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	49%			Target Date to Meet Requirement	November 1, 2017

BCE Inc. 2014 Proxy Circular 13

4 ABOUT THE NOMINATED DIRECTORS

CORPORATE DIRECTOR Since July 2013 Age - 71 Status - Independent Joined Board - July 2013 Areas of Expertise • CEO/Senior Management • Government & Regulatory Affairs • Media/Content	Mr. Greenberg is a corporate director and one of four brothers who founded Astral Media Inc., which, over its 50-year history, grew from a photographic company into one of Canada’s leaders in pay- and specialty-TV, radio, out-of-home advertising and digital media. He was President and CEO of Astral Media Inc. from 1995 until July 2013, during which time the company achieved 16 consecutive years of profitable growth. Born in Montréal, he is a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	3/3	3/3	6/6
	Audit Committee	1/1	–	1/1	100%

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Cineplex Inc.		2010 – present		N/A

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		N/A		BCE Common Shares	0
	BCE DSUs		N/A		BCE DSUs	1,749
	Value ($)		N/A		Value ($)	84,407

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	18%			Target Date to Meet Requirement	July 5, 2018

CHAIR OF THE BOARD
BCE and Bell Canada
Since February 2009
CHARTERED
PROFESSIONAL
ACCOUNTANT
Age - 68
Status - Independent
Joined Board -
January 2003
Areas of Expertise
• Accounting & Finance
• CEO/Senior Management
• Risk Management

2013 Annual Meeting
Votes in favour: 98.26%	Mr. O’Neill is Chair of the Board of BCE and Bell Canada since February 2009 and has served on our Board since 2003. He held a number of positions at PricewaterhouseCoopers (an accounting firm) and its related entities until 2002, including CEO and Chair of the Board of PricewaterhouseCoopers Consulting, COO of PricewaterhouseCoopers LLP, Global and CEO of PricewaterhouseCoopers LLP, Canada. Mr. O’Neill serves as Chair of St. Michael’s Hospital, where he has served on the Board since 2003. He is a former Vice-Chair of the Board of Trustees of Queen’s University and is a member of the Advisory Board of Queen’s University School of Business. Mr. O’Neill graduated from Queen’s University with a Bachelor of Commerce and is a Chartered Professional Accountant and a Fellow of CPA Ontario. He received an Honorary LLD from Queen’s University and is a Fellow of the Institute of Corporate Directors. In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit, the highest honour from CPA Ontario.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board (Chair)	6/6	4/4	10/10	100%

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Adecco S.A.		2004 – present		Nexen Inc.	2002 – 2013
	Loblaw Companies Limited		2003 – present
	The Bank of Nova Scotia		2008 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		2,745		BCE Common Shares	2,745
	BCE DSUs		36,243		BCE DSUs	46,313
	Value ($)		1,833,606		Value ($)	2,367,539

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	493%			Target Date to Meet Requirement	Met

14 BCE Inc. 2014 Proxy Circular

4 ABOUT THE NOMINATED DIRECTORS

SENIOR EXECUTIVE
VICE-PRESIDENT AND
VICE-CHAIRMAN
CIBC
Since January 2011
Age - 57
Status - Independent
Joined Board - July 2011
Areas of Expertise
• Government &
Regulatory Affairs
• Investment Banking/
Mergers & Acquisitions
• Risk Management

2013 Annual Meeting
Votes in favour: 98.78%	Mr. Prentice is a Senior Executive Vice-President and Vice-Chairman of CIBC (a chartered bank) since January 2011. As such, he is responsible for expanding CIBC’s relationships with corporate clients across Canada and abroad, and with providing leadership on strategic initiatives to enhance CIBC’s position in the market. Mr. Prentice is well known for his contribution to public life in Canada. He was first elected as the Member of Parliament for Calgary Centre North in 2004 and re-elected in 2006 and 2008. From January 2006 until November 2010 he was one of the most senior ministers in the Canadian government, serving as the Minister of Industry, the Minister of the Environment and the Minister of Indian Affairs and Northern Development. In addition, Mr. Prentice chaired the Operations Committee of Cabinet and sat on the Priorities and Planning Committee from 2006 through November 2010. Prior to entering public office, Mr. Prentice practiced law in Calgary, specializing in commercial law and property rights. He served as the Co-Chair of the Indian Claims Commission of Canada from 1993 until 2000. He graduated from the University of Alberta with a Bachelor of Commerce in 1977 and then entered Dalhousie Law School as a Dunn Scholar, graduating with his Bachelor of Laws in 1980. Mr. Prentice was designated a Queen’s Counsel in 1992.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	3/3	9/9
	Audit Committee	4/4	–	4/4	100%
	Pension Committee	1/1	–	1/1

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Canadian Pacific Railway Company		2013 – present		N/A

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		1,320		BCE Common Shares	1,320
	BCE DSUs		5,735		BCE DSUs	9,651
	Value ($)		331,797		Value ($)	529,460

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	110%			Target Date to Meet Requirement	Met

CHAIRMAN
Lenbrook Corporation
Since April 2002
Age - 60
Status - Independent
Joined Board - May 2011
Areas of Expertise
• Government &
Regulatory Affairs
• Technology
• Telecommunications

2013 Annual Meeting
Votes in favour: 99.10%	Mr. Simmonds is Chair of Lenbrook Corporation (a national distributor of electronics components and radio products) since 2002, having been a founder and director of the company since 1977. He is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chairman of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A.Sc. in Electrical Engineering at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	3/4	9/10
	Audit Committee	5/5	–	5/5	95%
	Governance Committee	4/4	–	4/4

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	N/A				N/A

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		93,000		BCE Common Shares	104,000
	BCE DSUs		7,221		BCE DSUs	11,554
	Value ($)		4,713,394		Value ($)	5,576,636

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	1,162%			Target Date to Meet Requirement	Met

BCE Inc. 2014 Proxy Circular 15

4 ABOUT THE NOMINATED DIRECTORS

CORPORATE DIRECTOR
Since September 2010
Age - 68
Status - Independent
Joined Board -
August 2010
Areas of Expertise
• Government &
Regulatory Affairs
• Media/Content
• Telecommunications

2013 Annual Meeting
Votes in favour: 97.13%	Ms. Taylor is a corporate director and served as Chair of the Federal Finance Minister’s Economic Advisory Council from December 2008 to January 2010. Ms. Taylor was also Senior Advisor for Borden Ladner Gervais LLP (a law firm) until September 2010. She served as Minister of Finance for British Columbia from June 2005 to June 2008. In May 2005, Ms. Taylor was elected to the Legislative Assembly of British Columbia to represent the riding of Vancouver-Langara. From 2001 to 2005, she served as Chair of CBC/Radio-Canada. She is the Chancellor of Simon Fraser University. Ms. Taylor earned her B.A. in English at the University of Toronto’s Victoria College.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	4/4	10/10
	Governance Committee	1/1	–	1/1	100%
	Compensation Committee	3/3	–	3/3
	Pension Committee	4/4	–	4/4

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	N/A				The Toronto Dominion Bank	2009 – 2012

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		24,000		BCE Common Shares	24,000
	BCE DSUs		5,724		BCE DSUs	8,000
	Value ($)		1,397,920		Value ($)	1,544,320

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	322%			Target Date to Meet Requirement	Met

CORPORATE DIRECTOR
Since April 2008
CHARTERED
PROFESSIONAL
ACCOUNTANT
Age - 66
Status - Independent
Joined Board - May 2009
Areas of Expertise
• Accounting & Finance
• Investment Banking/
Mergers & Acquisitions
• Risk Management

2013 Annual Meeting
Votes in favour: 98.70%	Mr. Weiss is a corporate director since 2008. He is a director and audit committee member of The Empire Life Insurance Company and was a director and audit committee member of ING Bank of Canada until November 2012. He is a director and past Chair of Soulpepper Theatre Company and past Chair of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, KPMG Canada, a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.
	BOARD & COMMITTEE ATTENDANCE DURING 2013
		REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
	Board	6/6	4/4	10/10
	Audit Committee (Chair)	5/5	–	5/5	100%
	Pension Committee	4/4	–	4/4

	OTHER PUBLIC BOARD DIRECTORSHIPS
			PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Choice Properties REIT		2013 – present		N/A
	Torstar Corporation		2009 – present

	OWNERSHIP AND TOTAL VALUE OF EQUITY
			MARCH 7, 2013		MARCH 6, 2014
	BCE Common Shares		0		BCE Common Shares	0
	BCE DSUs		21,181		BCE DSUs	24,829
	Value ($)		996,142		Value ($)	1,198,248

	SHAREHOLDING REQUIREMENTS
	Percentage of Five-Year Target Achieved	250%			Target Date to Meet Requirement	Met

16 BCE Inc. 2014 Proxy Circular

5 DIRECTOR COMPENSATION

This section provides information pertaining to the compensation, share ownership and share ownership requirements of our non-management directors.

Our compensation program for non-management directors has the following objectives:

  to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-management directors based on recommendations from the Governance Committee.

The Governance Committee regularly reviews the compensation of non-management directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director.

CONSISTENT WITH THE RISKS AND RESPONSIBILITIES IN BEING AN EFFECTIVE DIRECTOR, OUR AIM IS TO ENSURE THAT OUR BOARD MEMBERSHIP IS OF THE HIGHEST QUALITY AND HAS A SUFFICIENT RANGE OF SKILLS, EXPERTISE AND EXPERIENCE

5.1 COMPARATOR GROUP

The comparator group used to benchmark the compensation of non-management directors and the share ownership requirements for 2013 and 2014 is as follows:

COMPANY NAME	PRIMARY INDUSTRY
Bank of Montreal	Diversified Banks
Barrick Gold Corporation	Mining
Brookfield Asset Management Inc.	Asset Management and Custody Banks
Canadian Imperial Bank of Commerce	Diversified Banks
Canadian National Railway Company	Railroads
Canadian Natural Resources Limited	Oil and Gas Exploration and Production
Cenovus Energy Inc.	Integrated Oil and Gas
Enbridge Inc.	Oil and Gas Storage and Transportation
Manulife Financial Corporation	Life and Health Insurance
Power Corporation of Canada	Life and Health Insurance
Suncor Energy Inc.	Integrated Oil and Gas
Rogers Communications Inc.	Integrated Communications Services
Royal Bank of Canada	Diversified Banks
Sun Life Financial Inc.	Life and Health Insurance
Telus Corporation	Integrated Communications Services
The Bank of Nova Scotia	Diversified Banks
The Toronto-Dominion Bank	Diversified Banks
TransCanada Corporation	Oil and Gas Storage and Transportation

BCE Inc. 2014 Proxy Circular 17

5 DIRECTOR COMPENSATION

	BCE	MEDIAN	75TH PERCENTILE
Total revenue ($M)	20,400	17,468	25,782
Market capitalization ($M)	35,691	35,283	49,420
Net income ($M)	2,388	2,366	3,783
Dividend yield	5.10%	3.53%	3.78%
Employees	55,830	25,901	44,973

The comparative financial information was obtained from publicly available 2013 results except for Canadian Natural Resources Limited & Power Corporation of Canada, where 2012 results were used.

Of the companies in the non-management directors’ compensation comparator group, approximately 50% are also included in the executives’ compensation comparator group. Both comparator groups represent a sample of the largest Canadian companies. In developing the executives’ compensation comparator group, efforts were made to ensure that there was approximately equal representation of industries in the group, which was not a selection criteria when developing the non-management directors’ compensation comparator group.

5.2 COMPENSATION LEVELS

Non-management directors receive an all-inclusive annual flat fee (in lieu of retainers and attendance fees), in line with market best practices. The following table shows the compensation levels for non-management directors during 2013:

COMPENSATION ($) (1)	LEVEL
160,000	Directors who serve on one committee of the Board
175,000	Directors who serve on two committees of the Board
200,000	Chair of the Governance Committee and Chair of the Pension Committee
225,000	Chair of the Audit Committee and Chair of the Compensation Committee
425,000	Chair of the Board

(1)	Non-management directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are, however, reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

5.3 CHANGES TO COMPENSATION

In 2012, the Governance Committee undertook a review of compensation levels and share ownership requirements for non-management directors, which had last been reviewed in 2009. The committee retained an independent firm, Hugessen Consulting Inc. (Hugessen), to provide expertise and advice on a compensation market review for non-management directors. For this study, the Governance Committee asked Hugessen to:

  confirm the appropriate comparator group for BCE non-management directors review the level and form of director compensation for the comparator group review the trends in level and form of director compensation in Canada.

Following such review, the Governance Committee decided that no change to non-management director compensation should be made at that time. In 2013, the Governance Committee retained Hugessen to update the 2012 study and, given the significant delta in compensation of the Chair of the Board of BCE compared to the comparator group in the 2012 study, recommended to the Board, and the Board approved, an increase in the compensation of the Chair of the Board from $350,000 to $425,000, effective November 1, 2013. A specific and significant increase in share ownership requirements was also approved for the Chair of the Board, effective April 1, 2014, as described in section 5.5 entitled Changes to Share Ownership Requirements.

In 2014, the Board, based on the recommendation of the Governance Committee, considering Hugessen’s updated report and advice, and also taking into consideration the fact that the compensation of non-management directors had not been adjusted since 2010, as well as the increased complexity of BCE’s operations and regulatory environment since the CTV and Astral acquisitions, approved the following changes in the annual flat fee payable to non-management directors, effective April 1, 2014:

COMPENSATION ($)	LEVEL
190,000	Directors who serve on one committee of the Board
205,000	Directors who serve on two committees of the Board
225,000	Chair of the Governance Committee and Chair of the Pension Committee
250,000	Chair of the Audit Committee and Chair of the Compensation Committee

At the same time, the Board approved a significant increase to the share ownership requirements for all non-management directors, as described in section 5.5 entitled Changes to Share Ownership Requirements.

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5 DIRECTOR COMPENSATION

5.4 SHARE OWNERSHIP REQUIREMENTS

The Board established guidelines for non-management directors’ share ownership requirement. Under these guidelines, non-management directors must own at least three times the base annual flat fee, being $480,000 worth of BCE shares, to be held either in BCE shares and/or DSUs. Non-management directors must reach such threshold within five years from the date of first being appointed to the Board.

The following table lists the number of common shares and DSUs of BCE held by each current non-management director as of March 6, 2014, with the corresponding dollar value as of such date, and highlights where each non-management director stands in terms of fulfillment of the share ownership guidelines as of that date:

			TOTAL NUMBER				PERCENTAGE
	NUMBER OF		OF COMMON	TOTAL		SHAREHOLDING	OF 5-YEAR
	COMMON	NUMBER OF	SHARES &	VALUE	(1)	REQUIREMENTS	TARGET	TARGET DATE TO
NAME	SHARES	DSUs	DSUs	($)		($)	ACHIEVED	MEET REQUIREMENTS
B.K. Allen	22,500	11,533	34,033	1,642,433		480,000	342	Met
A. Bérard	1,120	62,467	63,587	3,068,709		480,000	639	Met
R.A. Brenneman	115,000	49,094	164,094	7,919,176		480,000	1,650	Met
S. Brochu	1,250	17,613	18,863	910,328		480,000	190	Met
R.E. Brown	30,000	11,454	41,454	2,000,570		480,000	417	Met
D.F. Denison	0	4,910	4,910	236,957		480,000	49	November 1, 2017
A.S. Fell (2)	115,611	62,467	178,078	8,594,044		480,000	1,790	Met
I. Greenberg	0	1,749	1,749	84,407		480,000	18	July 5, 2018
E.C. Lumley (2)	10,644	45,034	55,678	2,687,020		480,000	560	Met
T.C. O’Neill	2,745	46,313	49,058	2,367,539		480,000	493	Met
J. Prentice	1,320	9,651	10,971	529,460		480,000	110	Met
R.C. Simmonds	104,000	11,554	115,554	5,576,636		480,000	1,162	Met
C. Taylor	24,000	8,000	32,000	1,544,320		480,000	322	Met
P.R. Weiss	0	24,829	24,829	1,198,248		480,000	250	Met

(1)	The Total Value is determined by multiplying the number of common shares and DSUs of BCE held by each director as of March 6, 2014, by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on such date, being $48.26.
(2)	Mr. Fell and Mr. Lumley will retire from the Board effective on the date of the meeting.

5.5 CHANGES TO SHARE OWNERSHIP REQUIREMENTS

Effective April 1, 2014, the share ownership requirements for non-management directors will be significantly increased to strengthen the long-term alignment of the interests of our directors with those of our shareholders, in the context of a concomitant increase in share ownership requirements for the President and CEO and his executive team, as described in section 9.5 entitled 2013 Compensation Elements, under Share Ownership Requirements:

OWNERSHIP REQUIREMENT FOR DIRECTORS	VALUE	TIME TO MEET REQUIREMENT
Initial requirement of three times the base annual flat fee	$570,000	Within five years of being appointed to the Board
Additional requirement of seven times the base annual flat fee	$1,330,000	Within 10 years of being appointed to the Board

SPECIFIC OWNERSHIP REQUIREMENT FOR THE CHAIR OF THE BOARD	VALUE	TIME TO MEET REQUIREMENT
Initial requirement of three times the Chair’s annual flat fee	$1,275,000	Within five years of being appointed Chair of the Board
Additional requirement of seven times the Chair’s annual flat fee	$2,975,000	Within 10 years of being appointed Chair of the Board

IN 2014, THE SHARE OWNERSHIP REQUIREMENTS ARE BEING INCREASED SIGNIFICANTLY, FROM THREE TIMES TO SEVEN TIMES THE ANNUAL FEE, PLACING BCE AT THE TOP OF THE COMPARATOR GROUP

Current directors that do not meet these increased share ownership requirements have five years from April 1, 2014 to meet the initial requirement, and 10 years to meet the additional requirement. Until the initial minimum share ownership level is attained, 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains the initial minimum share ownership level, at least 50% of the compensation is paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director.

These changes to the share ownership guidelines place BCE at the high end of its comparator group.

BCE Inc. 2014 Proxy Circular 19

5 DIRECTOR COMPENSATION

5.6 DIRECTORS’ SHARE UNIT PLAN

Under the share unit plan for non-employee directors (1997) (Directors’ Share Unit Plan), each non-management director may elect to receive his/her annual fees in the form of DSUs. One DSU is equal in value to one common share.

Each director has an account where DSUs are credited (at the end of each quarter) and held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-management director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

DIRECTORS ARE REQUIRED TO BE PAID ENTIRELY IN THE FORM OF DSUs UNTIL THEY ATTAIN THEIR INITIAL SHARE OWNERSHIP REQUIREMENT

When a director leaves the Board, the Corporation buys the same number of common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

5.7 COMPENSATION OF DIRECTORS OF SUBSIDIARY BOARDS OF DIRECTORS

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly-traded subsidiaries.

5.8 COMPENSATION TABLE

The following table provides details of the compensation provided to the non-management directors of the Corporation who served as directors during the year ended on December 31, 2013.

						ALLOCATION OF TOTAL COMPENSATION
	CURRENT	FEES		ALL OTHER	TOTAL
	COMMITTEE	EARNED		COMPENSATION	COMPENSATION	IN CASH	IN DSUs
NAME	MEMBERSHIPS	($)	(3)	($)	($)	($)	($)
B.K. Allen	Compensation, Governance	175,000		0	175,000	87,500	87,500
A. Bérard	Compensation	169,048		0	169,048	0	169,048
R.A. Brenneman	Compensation (Chair)	225,000		0	225,000	112,500	112,500
S. Brochu	Audit, Governance	175,000		0	175,000	0	175,000
R.E. Brown	Governance (Chair), Compensation	200,000		0	200,000	100,000	100,000
D.F. Denison	Audit, Pension (Chair)	184,918		0	184,918	0	184,918
A.S. Fell (1)	Compensation	169,048		0	169,048	0	169,048
I. Greenberg (2)	Audit	78,260		0	78,260	0	78,260
E.C. Lumley (1)	Pension	184,130		0	184,130	67,065	117,065
T.C. O’Neill	Chair of the Board	362,375		0	362,375	0	362,375
J. Prentice	Pension	160,000		0	160,000	0	160,000
R.C. Simmonds	Audit, Governance	175,000		0	175,000	0	175,000
C. Taylor	Governance, Pension	175,000		0	175,000	87,500	87,500
P.R. Weiss	Audit (Chair), Pension	225,000		0	225,000	112,500	112,500

(1)	Mr. Fell and Mr. Lumley will retire from the Board effective on the date of the meeting.
(2)	Mr. Greenberg was appointed to the Board on July 5, 2013.
(3)	The amount of fees paid to Mr. Bérard, Mr. Denison, Mr. Fell and Mr. Lumley takes into account the changes in their committee memberships during the year 2013. The amount of fees paid to Mr. O’Neill takes into account the changes in compensation of the Chair of the Board effective November 1, 2013.

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5 DIRECTOR COMPENSATION

5.9 SHARE-BASED AWARDS

The following table includes details of outstanding DSUs for non-management directors of the Corporation who served on the Board during the year ended on December 31, 2013, including DSUs granted during 2013.

	SHARE-BASED AWARDS (DSUs) – VALUE VESTED DURING THE YEAR
	OUTSTANDING					OUTSTANDING
	DSUs AS OF			DIVIDEND-LIKE CREDIT IN THE FORM OF		DSUs AS OF
	DEC. 31, 2012	DIRECTORS’ FEES PAID IN DSUs IN 2013		DSUs AWARDED IN 2013		DEC. 31, 2013
NAME	(# OF DSUs)	(# OF DSUs)	($)	(# OF DSUs)	($)	(# OF DSUs)
B.K. Allen	8,968	1,941	87,500	487	21,706	11,396
A. Bérard	55,017	3,750	169,148	2,940	130,952	61,707
R.A. Brenneman	43,671	2,495	112,500	2,330	103,785	48,496
S. Brochu	12,822	3,881	175,000	704	31,338	17,407
R.E. Brown	8,631	2,218	100,000	471	20,985	11,320
D.F. Denison	697	4,101	184,918	65	2,907	4,863
A.S. Fell (1)	55,017	3,750	169,048	2,940	130,953	61,707
I. Greenberg (2)	0	1,738	78,260	0	0	1,738
E.C. Lumley (1)	39,786	2,569	117,065	2,129	94,809	44,484
T.C. O’Neill	35,793	8,032	362,375	1,944	86,632	45,769
J. Prentice	5,671	3,549	160,000	322	14,364	9,542
R.C. Simmonds	7,140	3,881	175,000	402	17,922	11,423
C. Taylor	5,655	1,941	87,500	311	13,884	7,907
P.R. Weiss	20,911	2,495	112,500	1,124	50,054	24,530

(1)	Mr. Fell and Mr. Lumley will retire from the Board effective on the date of the meeting.
(2)	Mr. Greenberg was appointed to the Board on July 5, 2013.

BCE Inc. 2014 Proxy Circular 21

6 CORPORATE GOVERNANCE PRACTICES

This section provides information pertaining to our Board, the committees of our Board, our shareholder engagement and our ethical values and policies.

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our stakeholders.

In 2013, the BCE Board was recognized by the Canadian Coalition for Good Governance, receiving the organization’s Gavel Award for best corporate governance disclosure, which underscores the importance of effective communications between corporations and their shareholders. The Canadian Society of Corporate Secretaries also named BCE the winner of its first-ever award for best overall corporate governance, recognizing our long history of best practices in building and sustaining shareholder and stakeholder value. In addition, BCE received the Best Overall Corporate Governance Award – International at the Corporate Secretary Corporate Governance Awards in New York. These achievements recognize the expertise and guidance provided by the BCE Board, and the hard work and dedication of the BCE team in ensuring rigorous governance over our Corporation’s operations.

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under “Governance Practices” in the governance section of our website at BCE.ca, under the heading Differences between BCE Practices and NYSE.

IN 2013, BCE RECEIVED THREE AWARDS, RECOGNIZING THE COMPANY’S EXCELLENCE IN CORPORATE GOVERNANCE AND BEST PRACTICES IN BUILDING AND SUSTAINING SHAREHOLDER AND STAKEHOLDER VALUE

  The Gavel Award for best corporate governance disclosure from the Canadian Coalition for Good Governance

  The first-ever award for best overall corporate governance from the Canadian Society of Corporate Secretaries

  The Best Overall Corporate Governance Award – International at the Corporate Secretary Corporate Governance Awards in New York

6.1 BOARD OF DIRECTORS

The Board has overall responsibility for the supervision of the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

  the Canada Business Corporations Act

  the Bell Canada Act

  other laws that apply to telecommunications companies

  laws of general application

  BCE’s articles and by-laws

  BCE’s administrative resolution and the written charters of the Board and each of its committees

  BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

AT EACH REGULAR MEETING, AND SPECIAL MEETING WHEN REQUIRED, TIME IS SET ASIDE FOR THE DIRECTORS TO MEET WITHOUT MANAGEMENT, THAT IS, WITH ONLY THE INDEPENDENT DIRECTORS

In 2013, the Board held six regular meetings and four special meetings. Time is set aside at each regularly scheduled Board meeting, and at special meetings when required, for the directors to meet without management, that is, with only the independent directors. During 2013, each such private session was chaired by Mr. T.C. O’Neill, Chair of the Board of BCE.

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6 CORPORATE GOVERNANCE PRACTICES

ROLE OF THE BOARD OF DIRECTORS

The Board is responsible for the supervision of the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee, has been approved by the Board and is attached as Schedule C to this circular and available on our website at BCE.ca.

The Board fulfills its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

STRATEGIC PLANNING

Each May, our executive leadership team reviews a current five-year strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks, and providing the foundation for our long-term capital planning. Each December, the Board holds a day-long session to review and approve our strategic plan which takes into account, among other things, the opportunities and risks of the business units for the upcoming year. At that meeting, the Board reviews and approves the corporate financial objectives and operating plan of each business unit, including the significant capital and operating allocations. As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic imperatives.

IN ADDITION TO REVIEWING THE STRATEGIC ASPECTS OF KEY CORPORATE INITIATIVES, THE BOARD EACH YEAR REVIEWS THE UPCOMING YEAR’S STRATEGIC PLAN AND FIVE-YEAR STRATEGIC VIEW FOR THE CORPORATION AND EACH BUSINESS UNIT

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

EFFECTIVE SUCCESSION PLANNING HAS LONG BEEN A FOCUS OF THE BOARD THE COMPENSATION COMMITTEE REVIEWS THE SUCCESSION PLANNING PROCESS AND RESULTS FOR EXECUTIVE MANAGEMENT ANNUALLY

The executive succession plan is fully integrated with the company’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is being developed at all levels in the organization. As such, the plan that is presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent across the Corporation, and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

RISK OVERSIGHT

At BCE, the full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are effective processes in place to identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows or business. The Board delegates responsibility for the execution of certain elements of the risk oversight program to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course. The Board retains overall responsibility for, as well as direct oversight of other risks, such as those relating to our competitive environment, complexity, strategic network evolution, customer service, IT, strategy development and business integration.

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6 CORPORATE GOVERNANCE PRACTICES

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present updates on the execution of business strategies, risks and mitigation activities.

  the Audit Committee is responsible for overseeing financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management process activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for oversight of each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks such as those relating to financial reporting, legal proceedings, physical security, performance of critical infrastructure, information security, privacy and records management, business continuity and the environment the Compensation Committee considers risks which include those relating to compensation, succession planning and health and safety practices the Pension Committee has oversight responsibility for risks associated with the pension fund the Corporate Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Corporate Governance Committee also oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.

WE HAVE ROBUST PROCESSES IN PLACE TO ENABLE THE BOARD TO IDENTIFY AND MONITOR THE SIGNIFICANT RISKS TO WHICH OUR BUSINESS IS EXPOSED

RISK MANAGEMENT CULTURE

There is a strong culture of risk management at BCE that is actively promoted by the Board and the President and CEO at all levels within the organization. It has become a part of how the Corporation operates on a day-to-day basis and is woven into the structure and operating principles guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges to be managed, the clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate groups that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to these groups while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “Three Lines of Defence” approach to risk management that is aligned with industry best practices and is endorsed by the Institute of Internal Auditors.

First Line of Defence – Operational Management

The first line refers to management within Bell Canada’s operational business segments (Wireless, Wireline, Media) (Bell). The executives responsible for these areas are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, create a high degree of accountability and transparency, in support of Bell’s risk management practices.

As risks emerge in the business environment they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management is integral to these activities driving the identification of risks, assessment, mitigation and reporting at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal Enterprise Risk Reporting, which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

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6 CORPORATE GOVERNANCE PRACTICES

Second Line of Defence – Corporate Support Functions

Bell is a very large enterprise with approximately 50,000 employees, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In an organization this large, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances, operational business unit management works both collaboratively with, and also relies on, the corporate functions that make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security and Corporate Risk Management, as well as others such as Legal and Regulatory, Corporate Responsibility, Real Estate and Procurement.

  Finance Function: Bell’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of different activities, which include financial performance management, external reporting, capital management and SOx related oversight and execution practices

  Corporate Security Function: this function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as cyber-security, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to mitigate the organization’s risks

  Corporate Risk Management Function: this function works accross the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, the senior management team participates in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line of defence is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans. To further coordinate efforts between the first and second lines of defense, Bell has established a Security, Environmental, Health and Safety Committee (SEHS). A significant number of Bell’s most senior leaders make up this committee, whose purpose is to oversee Bell’s strategic security, environmental, health & safety risks and opportunities. This cross functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources.

Third Line of Defence – Internal Audit Function

The Internal Audit function is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risks and control environment, to support management in delivering against Bell’s strategic imperatives and maintain an audit presence throughout Bell and its subsidiaries.

For a detailed explanation of the material risks applicable to BCE and its affiliates, see section 8 entitled Regulatory and Government Environment and section 9 entitled Business Risks in BCE’s Management’s Discussion and Analysis dated March 6, 2014 included in BCE’s 2013 Annual Report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on BCE’s website at BCE.ca.

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6 CORPORATE GOVERNANCE PRACTICES

COMMITTEES OF THE BOARD OF DIRECTORS

There are four standing committees of the Board: the Audit Committee, the Governance Committee, the Pension Committee and the Compensation Committee. It is BCE’s policy that each of the Audit Committee, the Governance Committee and the Compensation Committee must be comprised solely of independent directors. As well, during 2013 none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The Board has concluded that all of the directors who served as members of the Audit Committee, the Governance Committee and the Compensation Committee during 2013 are independent under our director independence standards, which are consistent with the director independence requirements of the CSAs’ corporate governance rules and guidelines. In addition, all members of the Audit Committee met the more stringent Audit Committee independence tests under National Instrument 52-110 – Audit Committees and the NYSE governance rules.

The complete charters of each Board committee are reviewed annually by the Governance Committee and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form for the year ended December 31, 2013 (which you can access on our website at BCE.ca, SEDAR at sedar.com and EDGAR at sec.gov).

As well, the position description of the committee chairs is detailed in the corresponding committee charter. At each regularly scheduled Board meeting, each committee of the Board, through the committee Chair, provides a report to the Board on its activities.

NUMBER OF MEETINGS
COMMITTEE	HELD IN 2013	MEMBERS AT DECEMBER 31, 2013	INDEPENDENT
Audit	5	P.R. Weiss (Chair)	YES
		S. Brochu	YES
		D.F. Denison	YES
		I. Greenberg	YES
		R.C. Simmonds	YES
Governance	4	R.E. Brown (Chair)	YES
		B.K. Allen	YES
		S. Brochu	YES
		R.C. Simmonds	YES
		C. Taylor	YES
Pension	4	D.F. Denison (Chair)	YES
		E.C. Lumley	YES
		J. Prentice	YES
		C. Taylor	YES
		P.R. Weiss	YES
Compensation	5	R.A. Brenneman (Chair)	YES
		B.K. Allen	YES
		A. Bérard	YES
		R.E. Brown	YES
		A.S. Fell	YES

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6 CORPORATE GOVERNANCE PRACTICES

AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board in its oversight of:

  the integrity of BCE’s financial statements and related information

  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors management’s responsibility for assessing and reporting on the effectiveness of internal controls the Corporation’s enterprise risk management processes.

Please refer to section 7.1 entitled Audit Committee Report for a complete description of the committee.

GOVERNANCE COMMITTEE

The purpose of the Governance Committee is to assist the Board in:

  developing and implementing BCE’s corporate governance guidelines identifying individuals qualified to become members of the Board determining the composition of the Board and its committees determining the directors’ remuneration for Board and committee service developing and overseeing a process to assess the Chair of the Board, the Board, committees of the Board, chairs of committees, and individual directors reviewing, and recommending for Board approval, BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

Please refer to section 7.2 entitled Governance Committee Report for a complete description of the committee.

PENSION COMMITTEE

The purpose of the Pension Committee is to assist the Board in its oversight responsibilities related to:

  the administration, funding and investment of BCE’s pension plans and fund the unitized pooled fund sponsored by BCE for the collective investment of the fund and the participant subsidiaries’ pension funds.

Please refer to section 7.3 entitled Pension Committee Report for a complete description of the committee.

COMPENSATION COMMITTEE

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities related to:

  compensation, nomination, evaluation and succession of officers and other management personnel

  BCE’s health and safety policies and practices.

Please refer to section 7.4 entitled Compensation Committee Report for a complete description of the committee and for a description of fees paid to external compensation advisors in 2013.

IT IS BCE’S POLICY THAT EACH OF THE AUDIT COMMITTEE, THE GOVERNANCE COMMITTEE AND THE COMPENSATION COMMITTEE BE COMPRISED SOLELY OF INDEPENDENT DIRECTORS

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CHAIR OF THE BOARD OF DIRECTORS

BCE’s by-laws provide that directors may determine from time to time whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director,” who is responsible for ensuring that the Board can function independently of management.

FOR THE PAST SEVERAL YEARS, THE BOARD HAS DECIDED THAT THE CHAIR SHOULD BE SEPARATE FROM MANAGEMENT

Mr. T.C. O’Neill is currently serving as Chair of the Board and is not an executive officer of BCE. He is considered independent under our director independence standards, which are consistent with the CSAs’ corporate governance rules and guidelines and the NYSE governance rules. On September 19, 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit from the Institute of Chartered Accountants of Ontario, the Institute’s highest honour, recognizing Mr. O’Neill’s contributions both to his profession and to the community.

The detailed mandate of the Board Chair is included in the mandate of the Board, which can be found in Schedule C to this circular and in the governance section of our website at BCE.ca.

PRESIDENT AND CEO

BCE’s President and CEO has primary responsibility for the management of the business and affairs of BCE. As such, the President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, he provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board. The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board approved a written position description for the President and CEO, which can be found in Schedule D of this circular and is also available in the governance section of our website at BCE.ca.

COMPOSITION OF THE BOARD OF DIRECTORS AND NOMINATION OF DIRECTORS

In terms of the composition of BCE’s Board, the objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues with which the Board routinely deals.

The Board reviews each director’s contribution and determines whether the Board’s size allows it to function efficiently and effectively. The Board believes that a board of directors composed of between 13 and 15 members promotes effectiveness and efficiency.

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity.

The Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but with respect to term limits, it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, is able to, in certain circumstances, extend a director’s initial 12-year term limit.

THE GOVERNANCE COMMITTEE MAINTAINS AN EVERGREEN LIST OF POTENTIAL DIRECTORS WHOSE SKILLS AND EXPERTISE MAP THE DESIRED COMPETENCY AND EXPERIENCE REQUIREMENTS AND WHOM THE GOVERNANCE COMMITTEE RECOMMENDS JOINING THE BOARD IF AND WHEN AN OPPORTUNITY ARISES

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COMPETENCY REQUIREMENTS

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required at the Board for a company like ours. Each director has to indicate the degree to which he/she believes they possess these competencies. The table below lists the top three competencies of our current directors together with their age range, tenure, linguistic background and residency.

NAME	AGE			TENURE AT BCE			LINGUISTIC		REGION					TOP THREE COMPETENCIES[1]								
	UNDER 60	60-69	70-75	1-5 YEARS OF SERVICE	6-10 YEARS OF SERVICE	11-12 YEARS OF SERVICE	ENGLISH	FRENCH	BRITISH COLUMBIA	ALBERTA	ONTARIO	QUÉBEC	U.S.	TELECOMMUNICATIONS	MEDIA/CONTENT	RETAIL/CUSTOMER	TECHNOLOGY	CEO/SENIOR MANAGEMENT	ACCOUNTING & FINANCE	GOVERNMENT/ REGULATORY AFFAIRS	INVESTMENT BANKING/M&A	RISK MANAGEMENT
B.K. Allen		X		X			X						X	X			X					X
A. Bérard			X			X	X	X				X						X	X			X
R.A. Brenneman		X				X	X			X						X		X			X	
S. Brochu	X			X			X	X				X				X		X		X		
R.E. Brown		X		X			X	X				X						X			X	X
G.A. Cope	X				X		X				X			X	X			X				
D.F. Denison		X		X			X				X							X	X			X
A.S. Fell[2]			X			X	X				X							X			X	X
I. Greenberg			X	X			X	X				X			X			X		X		
E.C. Lumley[2]			X			X	X	X			X							X		X	X	
T.C. O'Neill		X				X	X	X			X							X	X			X
J. Prentice	X			X			X			X										X	X	X
R.C. Simmonds		X		X			X				X			X			X			X		
C. Taylor		X		X			X		X					X	X					X		
P.R. Weiss		X		X			X				X								X		X	X

(1)	Definition of core competencies

  Telecommunications: senior executive experience in the telecommunications industry

  Media/Content: senior executive experience in the media or content industry

  Retail/Customer: senior executive experience in a mass consumer industry

  Technology: senior executive experience in the technology industry

  CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization

  Accounting & Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with financial internal controls, and Canadian GAAP/IFRS

  Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada

  Investment Banking/M&A: experience in investment banking and/or major transactions involving public companies

  Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

(2)	Mr. Fell and Mr. Lumley will retire from the Board effective on the date of the meeting.

AUDIT COMMITTEE MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert”. In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2013 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, as well as members during 2013, the Board determined that at least one of the members of the Audit Committee, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert”.

The NYSE rules followed by the Corporation require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. None of the current members of the Audit Committee serve on the audit committee of more than three public companies.

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Mr. A. Bérard was a member of the Audit Committee until August 8, 2013. During the time he served on the Audit Committee in 2013, he also served on the audit committees of the following public companies: Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. The Board carefully reviewed the Audit Committee service of Mr. Bérard and concluded that these other activities did not, during his tenure on the Audit Committee in 2013, impair his ability to effectively serve on the Audit Committee. This conclusion was based on the following:

  he is retired and is not involved in professional activities other than serving on various public company boards of directors and audit committees he has extensive accounting and financial knowledge and experience, which served the best interests of the Corporation, and he made valuable contributions to the Corporation’s Audit Committee.

BOARD OF DIRECTORS’ ASSESSMENTS

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs and themselves as a member of the Board. For 2013, the assessment process was conducted as follows:

Each director completed a questionnaire aimed at evaluating their own performance as a member of the Board, the performance of the Board as a whole and its Chair, as well as the performance of each Board committee on which she/he serves and their respective Chair.	Each director then met separately with the Chair of the Board and the Chair of the Governance Committee to review the results of the questionnaires and to discuss and assess the performance of the Board and its Chair, the committees and their Chairs and their director colleagues.

Following this process, in camera sessions of the Governance Committee and the Board were held, at which the feedback from the questionnaires and the one-on-one meetings and the appropriateness of any modifications or enhancements were reviewed and discussed.

INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and can be found in Schedule B to this circular and in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire, biographical information of directors, our internal corporate records, external verifications and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated. Amongst other things, the Board considered whether the independence of Mr. I. Greenberg, who brings significant and important media industry experience to the Board and the Audit Committee, was affected by the fact that he held the position of CEO of Astral Media Inc. (“Astral”), a company acquired by BCE in July 2013. The Board determined that his independence was not affected by this factor, including for the following reasons: (i) upon closing of the acquisition, all of Mr. Greenberg’s relationships with Astral ceased, (ii) Mr. Greenberg joined the BCE Board following the closing of the acquisition, (iii) Mr. Greenberg has never held any employment or executive position with BCE or its affiliated entities, (iv) Mr. Greenberg did not retain any interest in Astral following the acquisition, no amounts were or are owed to him by BCE, nor did he receive any interest in BCE on closing, (v) Mr. Greenberg receives no compensation from BCE or its affiliated entities other than director fees, (vi) Astral, which represented approximately 5% of BCE’s revenues and assets, has been fully integrated in the Bell Media division, and (vii) Mr. Greenberg does not have any other material relationship with BCE or its affiliated entities.

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As a result of the foregoing assessment, the Board determined that each of BCE’s current director nominees (with the exception of our President and CEO, Mr. G.A. Cope) does not have a material relationship with BCE and is independent. As an officer of BCE, Mr. G.A. Cope is not considered to be independent under these rules.

ALL BOARD MEMBERS OTHER THAN THE PRESIDENT AND CEO ARE INDEPENDENT ALL MEMBERS OF THE COMMITTEES OF THE BOARD ARE INDEPENDENT

All members of the Audit Committee, Compensation Committee and Governance Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee and the Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards. The Board has determined that, as of the date of this circular, members of all committees of the Board are independent and that members of the Audit Committee and the Compensation Committee satisfy these more stringent independence requirements.

STATUS OF DIRECTOR NOMINEES
REASON FOR
NAME	INDEPENDENT	NOT INDEPENDENT	NON-INDEPENDENT STATUS
B.K. Allen	X
A. Bérard	X
R.A. Brenneman	X
S. Brochu	X
R.E. Brown	X
G.A. Cope		X	President and CEO
D.F. Denison	X
I. Greenberg	X
T.C. O’Neill	X
J. Prentice	X
R.C. Simmonds	X
C. Taylor	X
P.R. Weiss	X

BOARD INTERLOCKS

The Board’s approach to board interlocks is to the effect that no more than two Board members may sit on the same public company board.

Common memberships on boards of public companies among our current directors are set out in this table. The Board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our Board.

COMPANY	DIRECTOR	COMMITTEE MEMBERSHIP
Bank of Montreal	S. Brochu	Audit
	G.A. Cope	Human Resources
Loblaw Companies	A.S. Fell (1)	Governance, Pension
Limited	T.C. O’Neill	Governance
The Bank of	R.A. Brenneman	Human Resources,
Nova Scotia	T.C. O’Neill	Executive and Risk
Audit, Executive and Risk

(1)	Mr. Fell will retire from the Board effective on the date of the meeting.

EXPECTATIONS AND PERSONAL COMMITMENTS OF DIRECTORS

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflicts of interest guidelines (see below for details), the share ownership guidelines (see section 5 entitled Director Compensation for details) and the Code of Business Conduct (see further under Ethical Business Conduct for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own field of expertise.

IN 2013, THE DIRECTORS, AS A GROUP, ATTENDED 98% OF ALL BOARD AND COMMITTEE MEETINGS

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, the Board recommends that directors limit the number of boards of directors on which they serve to no more than six public company boards, including BCE’s Board.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

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The following table indicates the attendance of our current directors at Board and committee meetings during 2013:

	REGULAR	SPECIAL	TOTAL	AUDIT	COMPENSATION	GOVERNANCE	PENSION
NAME	BOARDS	BOARDS (1)	BOARDS	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	TOTAL
B.K. Allen	6/6	4/4	10/10	–	5/5	4/4	–	100%
A. Bérard	6/6	2/4	8/10	4/4	5/5	–	–	89%
R.A. Brenneman	6/6	2/4	8/10	–	5/5 (Chair)	–	3/3	89%
S. Brochu	6/6	4/4	10/10	5/5	–	4/4	–	100%
R.E. Brown	6/6	3/4	9/10	–	2/2	4/4 (Chair)	3/3	95%
G.A. Cope	6/6	4/4	10/10	–	–	–	–	100%
D.F. Denison	6/6	4/4	10/10	5/5	–	–	4/4 (Chair)	100%
A.S. Fell	6/6	4/4	10/10	4/4	5/5	–	–	100%
I. Greenberg (2)	3/3	3/3	6/6	1/1	–	–	–	100%
E.C. Lumley	6/6	4/4	10/10	–	–	4/4	4/4	100%
T.C. O’Neill (3)	6/6	4/4	10/10 (Chair)	–	–	–	–	100%
J. Prentice	6/6	3/3	9/9	4/4	–	–	1/1	100%
R.C. Simmonds	6/6	3/4	9/10	5/5	–	4/4	–	95%
C. Taylor	6/6	4/4	10/10	–	3/3	–	4/4	100%
P.R. Weiss	6/6	4/4	10/10	5/5 (Chair)	–	–	4/4	100%
TOTAL								98%

(1)	Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available but certain members may be unable to attend.
(2)	Mr. Greenberg was appointed to the Board on July 5, 2013, and to the Audit Committee on August 8, 2013.
(3)	As Chair of the Board, Mr. O’Neill is not a member of any committee of the Board but attends as an ex officio member on all committees.

Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflicts of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. As well, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates. This procedure is followed on an “as-required” basis.

ORIENTATION AND CONTINUING EDUCATION

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide to new and existing directors a comprehensive reference manual containing information with respect to: all key corporate and Board policies, including the Code of Business Conduct; the structure and responsibilities of the Board and its committees; the legal duties and liabilities of directors; and BCE’s articles and by-laws.

All directors have regular access to senior management to discuss Board presentations and other matters of interest. We also give directors the opportunity to enhance their understanding of our operations and the telecommunications and media industries through various site visits or pairings for one day with field technicians.

DIRECTORS ARE GIVEN THE OPPORTUNITY TO ENHANCE THEIR UNDERSTANDING OF OUR OPERATIONS AND BUSINESSES

The Board has adopted guidelines with respect to directors’ attendance at external continuing education programs under which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be industry-specific to BCE or whether relevant to fulfilling their role as a director. In recognition of the rapidly changing technology and competitive environment in our business, the Board, at regularly scheduled meetings, requires management to provide an in-depth review of the business segments in which we operate, as well as our industry in general.

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In addition to the previous description, we have also listed below a sample of different internal training sessions attended by our directors in 2013.

DATE	SUBJECT	ATTENDEES	PRESENTED BY
February 6, March 6, May 8	Update on executive compensation trends and best practices	Compensation Committee Members	EVP – Corporate Services

February 6, March 6, May 8, August 7, November 6	Update on audit governance and major accounting policies	Audit Committee Members	Senior Vice-President and Controller

February 6, August 7, November 7	Update on developments in corporate governance	Governance Committee Members	Senior Vice-President – General Counsel and Corporate Secretary

March 6	Update on Bell’s mental health initiatives	Governance Committee Members	EVP – Corporate Services

March 7, May 8, August 7	Update on pension reform initiatives	Pension Fund Committee Members	Vice-President – Human Resources

March 7, August 7, November 6, December 11	Update on regulatory developments	All Board Members	EVP and Chief Legal & Regulatory Officer

August 8	Social Media presentation	All Board Members	President – Bell Mobility and Bell Residential Services and Chief Brand Officer

November 7	Enterprise Risk Management presentation	All Board Members	Vice-President – Audit and Risk Advisory Services

November 7	Information Technology presentation	All Board Members	EVP and Chief Information Officer

November 7	Customer Operations presentation	All Board Members	EVP – Customer Operations

December 11	Presentations by all business units	All Board Members	Each Business Unit Head

6.2 SHAREHOLDER ENGAGEMENT

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of the senior management team are regularly invited to speak at broker-sponsored industry investor conferences. All these presentations are accessible to our shareholders on our website at BCE.ca.

SHAREHOLDERS CAN COMMUNICATE WITH THE CORPORATION THROUGH VARIOUS MEANS, INCLUDING EMAIL AND TELEPHONE

Our Investor Relations department is committed to meeting with brokers and actively engages with retail shareholders to address any shareholder-related concerns and to provide public information on the Corporation. On a regular basis, either the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups (for example the CCGG) to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters on our website at BCE.ca.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders the following means of communication are available:

  communicating with the Compensation Committee by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3, or by email: corporate.secretariat@bell.ca using our web tool, accessible through our website at BCE.ca under the banner “2014 Annual General Meeting of Shareholders” and then following the instructions on screen, or calling us at 1-800-339-6353 (service in both English and French).

The Corporation will review all correspondence received and will periodically post a summary of comments received, if any, together

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with our responses on our website, accessible through BCE.ca under the banner “2014 Annual General Meeting of Shareholders”.

Also, the Compensation Committee and the Board will review and analyze the results of the advisory vote on our approach to executive compensation and will take into consideration such results when reviewing executive compensation philosophy, policies and programs.

The Board confirms that our current practices achieve substantially the same results as the CCGG’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

6.3 ETHICAL BUSINESS CONDUCT

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and our oversight of corporate policies across BCE.

BCE’s EVP and Chief Legal & Regulatory Officer has overall responsibility for (among other things):

  the oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training our anonymous 24/7 Employee Help Line that assists employees with any ethical issues and reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud, and the oversight of BCE’s corporate policy management frame-work designed to improve employee awareness and access to some of the core corporate policies and business unit-specific practices, processes and procedures.

CORPORATE POLICIES

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters (Whistleblowing Procedures), the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management personnel in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

THE BOARD REQUIRES ALL DIRECTORS, EXECUTIVES AND EMPLOYEES TO CERTIFY ANNUALLY THEIR COMPLIANCE WITH OUR CODE OF BUSINESS CONDUCT

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct within the first week of being hired. All employees are required to complete the online training course every two years.

Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. In addition to the requirements to comply with the conflict of interest guidelines and procedures set out in the Code of Business Conduct, all employees are required to disclose to the Corporate Secretary any potential or actual conflict of interest. The Corporate Secretary is responsible for managing and resolving conflict of interest issues of employees.

THE AUDIT COMMITTEE HAS ESTABLISHED WHISTLEBLOWING PROCEDURES FOR CONFIDENTIALLY AND ANONYMOUSLY SUBMITTING CONCERNS FROM EMPLOYEES ABOUT QUESTIONABLE ACCOUNTING OR AUDITING MATTERS

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Employee Help Line can be accessed online on a completely anonymous and confidential 24/7 basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. This system is administered by an independent firm specializing in the field. This system also provides employees a means to track the progress of their enquiries online, responds to requests for additional information (when required) and provides BCE with an auditable record of issues raised.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has established procedures for receiving, filing and handling complaints that the Corporation or any of its subsidiaries might receive about:

  accounting, internal accounting control or auditing matters, and
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  evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to the Corporation or any of its subsidiaries.

Our employees have several means of communication available to them, such as an Employee Help Line that can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis, e-mail and regular mail.

DISCLOSURE POLICY

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours.

AUDITOR INDEPENDENCE POLICY

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries preapproving all services to be provided by the external auditors of the Corporation and its subsidiaries, and establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services, however, are preapproved annually and quarterly by the Audit Committee and consequently only require approval by the EVP and CFO prior to engaging the external auditors, and at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the preapproval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

OVERSIGHT AND REPORTS

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee has the responsibility for the content of the policies with respect to ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice-President – Audit and Risk Advisory Services providing details of complaints received, if any, in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required.

The Chair of the Audit Committee is notified by either the EVP and Chief Legal & Regulatory Officer, the Senior Vice-President – General Counsel and Corporate Secretary or the Vice-President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

GOVERNANCE DISCLOSURE

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

  the charter of the Board, as well as of each of its committees, including the position description of their respective chairs the position description of the President and CEO

  our director independence standards

  our key corporate policies, including our Code of Business Conduct a summary of the differences between the NYSE rules and BCE’s corporate governance practices this statement of corporate governance practices.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

BCE Inc. 2014 Proxy Circular 35

7 COMMITTEE REPORTS

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1 AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in its oversight of the integrity of our financial statements, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.

Also see Schedule 1 – Audit Committee Information in our annual information form for the year ended December 31, 2013 (which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its charter, information about independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

HIGHLIGHTS FOR 2013

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2013. Time is set aside at each regularly scheduled committee meeting for the committee members to meet without management, and the internal and external auditors and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2013:

  assessing the appropriateness of our financial reporting

  reviewing the adequacy of policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and environmental policy monitoring the application of International Financial Reporting Standards (IFRS), and

  overseeing all aspects of the internal and external audit functions.

FINANCIAL REPORTING

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

  our annual financial statements and quarterly interim financial reports the related management’s discussion and analysis of financial condition and results of operations (MD&A)

  our annual report on Form 40-F for U.S. purposes

  our annual information form (AIF)

  our earnings press releases, and

  our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

  the Corporation’s financial reporting is complete and fairly presented in all material respects, and the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

DISCLOSURE CONTROLS & PROCEDURES

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported on a timely basis. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

  they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures
36 BCE Inc. 2014 Proxy Circular

7 COMMITTEE REPORTS

  they have evaluated the effectiveness of these disclosure controls and procedures the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact, and the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present in all material respects the Corporation’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2013, which is filed as part of the Corporation’s annual report. This management report contains:

  a statement of management’s responsibilities for establishing and maintaining adequate ICFR a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2013.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest as to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee based on their most recent evaluation of ICFR:

  all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2013 to receive status reports on management’s documentation and assessment process. Management and the President and CEO and the CFO provided the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2013. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2014.

AUDIT FUNCTION

EXTERNAL AUDITORS

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

  evaluating the external auditors to make sure that they fulfill their responsibilities. The Audit Committee reviews the external auditors’ performance, as well as their qualifications, independence, internal quality control procedures, audit plans and fees, and assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

INTERNAL AUDITOR

The Audit Committee also oversees the internal audit function.

This includes:

  overseeing internal audit plans, staffing and budgets

  evaluating the responsibilities and performance of the internal auditor, and reviewing periodic internal audit reports and corrective actions being taken.

The Vice-President, Audit and Risk Advisory Services reports directly to the Chair of the Audit Committee.

RISK MANAGEMENT

The Audit Committee also reviews, monitors, reports on and, where appropriate, provides recommendations to the Board regarding:

  our processes for identifying, assessing and managing risk, and our major financial risk exposures and the steps we take to monitor and control such exposures.

For additional information, please see Risk Oversight under section 6 entitled Corporate Governance Practices.

OTHER

The Audit Committee also reviews our compliance with respect to our environmental policies and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter. Finally, the Audit Committee reports regularly to the Board on its activities.

Report presented March 6, 2014, by:

P.R. Weiss, Chair
S. Brochu, D.F. Denison, I. Greenberg, R.C. Simmonds

BCE Inc. 2014 Proxy Circular 37

7 COMMITTEE REPORTS

7.2 GOVERNANCE COMMITTEE REPORT

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

HIGHLIGHTS FOR 2013

The Governance Committee held four meetings in 2013. The Governance Committee communicates regularly and directly with the officers. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Highlights of items reviewed, reported on or recommended by the Governance Committee to the Board in 2013 include the following:

  the size and composition of the Board to ensure that the Board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning the independence of directors and our director independence standards; these standards can be found in Schedule B of this circular and are available in the governance section of our website at BCE.ca the financial literacy and expertise of the members of the Audit Committee the consideration of existing and new board interlocks and of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director the nominees for director who will stand for election at the meeting the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair the directors’ attendance record

  the review of the adequacy and form of non-management directors’ compensation for serving on the Board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate (please refer to section 5 entitled Director Compensation for a complete description of the directors’ compensation in 2013 and changes recommended by the Governance Committee)

  the monitoring of corporate governance developments

  how we align with various corporate governance guidelines and initiatives the Board’s statement of corporate governance principles and guidelines, including the majority voting guidelines for the election of directors, and the manner in which our shareholders will exercise their voting rights at the meeting.

The Governance Committee also carries out an annual evaluation of its performance with the Board, and reviews annually the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of each other committee of the Board. Finally, the Governance Committee reports regularly to the Board on its activities.

Report presented March 6, 2014, by:

R.E. Brown, Chair
B.K. Allen, S. Brochu, R.C. Simmonds, C. Taylor

38 BCE Inc. 2014 Proxy Circular

7 COMMITTEE REPORTS

7.3 PENSION COMMITTEE REPORT

The Pension Committee advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master fund. For the defined benefit component, the master fund is a unitized pooled fund that the Corporation sponsors for the collective investment of its pension fund and the pension funds of its participating subsidiaries. For the defined contribution component, various investment options are offered. The charter of the Pension Committee is available in the governance section of our website at BCE.ca.

HIGHLIGHTS FOR 2013

The Pension Committee held four meetings in 2013. The Pension Committee communicates regularly and directly with the officers of the Corporation. Time is set aside at each regularly scheduled committee meeting for the committee members to meet without management.

Highlights of items reviewed and monitored, reported on or recommended by the Pension Committee to the Board in 2013 include the following:

  the performance of the pension funds and the applicable statements of investment policies and procedures and, in particular:

    revising investment parameters such as the allocation of the fund’s equity investments and the overall structuring of the pension fund assets and the associated investment performance benchmarks requesting regular updates on discussion between management and their pension investment advisory committee continuing to monitor the allocation of fund assets between equities and fixed income to align more appropriately with pension liabilities the financial situation and ensuring required funding of BCE’s and Bell Canada’s pension plans and, in particular, their sensitivity to the volatility of financial markets and to the applicable long-term discount rates the pension integration plan for Bell Media and approving the required amendments to the Bell Media pension plans the overall structure of the investment process, including the periodic review of the performance of applicable investment managers, and the review of the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust fund.

The Pension Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter. Finally, the Pension Committee reports regularly to the Board on its activities.

Report presented March 6, 2014, by:

D.F. Denison, Chair
E.C. Lumley, J. Prentice, C. Taylor, P.R. Weiss

BCE Inc. 2014 Proxy Circular 39

7 COMMITTEE REPORTS

7.4 COMPENSATION COMMITTEE REPORT

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s health and safety policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive Compensation, on page 43, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All members of the Compensation Committee have a thorough understanding of principles and policies underlying executive compensation decisions. They acquired this through experience as heads of human resources of large publicly-traded corporations or as chairs and CEOs of sizeable businesses operating within large publicly-traded corporations, as well as through other means. All members serve or have served on compensation or human resources committees of other public companies. They have extensive knowledge of the most important subjects related to executive compensation, such as the review of compensation contracts, leadership and succession planning, the development of incentive plans, the analysis of the compensation market, the financial analysis of compensation plans, pension fund administration, the regulatory environment and the negotiation of employment conditions. The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

40 BCE Inc. 2014 Proxy Circular

7 COMMITTEE REPORTS

HIGHLIGHTS FOR 2013

The Compensation Committee held five meetings in 2013. At each regularly scheduled meeting, the committee held an in-camera session with no members of management or advisors present.

Highlights of items reviewed, reported on or recommended by the Compensation Committee to the Board in 2013 include the following:

  the review of executive compensation philosophy, policies and arrangements. These are further detailed under the section 8 entitled The Board of Directors’ Letter to Shareholders and section 9 entitled Compensation Discussion & Analysis the review and monitoring of the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks the review of proposed major changes in organization or personnel with the President and CEO the review of the President and CEO’s performance and recommendation of the terms of his compensation to the independent directors of the Board for their approval the review with the President and CEO of the performance of the other executive officers, including the review of their personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components the review with the President and CEO of the Corporation’s management resources and plans for ensuring appropriate succession for officers and other senior management personnel the review of benefit plans under the Compensation Committee’s authority the review of the equity programs and grant policy

  the determination of equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9 entitled Compensation Discussion & Analysis and section 11 entitled Compensation of Our Named Executive Officers the monitoring of developments related to executive compensation the monitoring of the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders the review of the share ownership requirement policy, compliance by executive officers and monitoring of interim measures if requirements are not met the review of this report of the Compensation Committee and the Compensation Discussion & Analysis and Compensation of Our Named Executive Officers disclosure the review of health and safety statistics and compliance with respect to health and safety policies.

The Compensation Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter. At each regularly scheduled Board meeting, the Compensation Committee, through its Chair, provides a report to the Board on its activities.

RISK ASSESSMENT

The Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.6 entitled Identification and Mitigation of Risks Associated with Our Compensation Policies and Practices.

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent across the Corporation and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

BCE Inc. 2014 Proxy Circular 41

7 COMMITTEE REPORTS

SERVICES RENDERED BY INDEPENDENT COMPENSATION CONSULTANTS

In late 2013, the Governance Committee mandated Hugessen to perform a review of the compensation of non-management directors. Hugessen was first retained in 2007.

In addition, Towers Watson was retained by Management in 2013 to provide benchmarking studies and market insights with respect to executive compensation. Compensation components (base salary, target annual short-term incentive, long-term incentive, perquisite allowance and pension) were evaluated against our comparator group. Towers Watson was first retained by Management in 1986.

COMPENSATION ADVISORY SERVICES – RELATED FEES

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2012 and 2013. Hugessen and Towers Watson have both confirmed that the fees received from BCE in 2012 and 2013, relative to the aggregate fees received from all of their clients in 2012 and 2013, are not of such magnitude as to compromise their independence from BCE or its management.

	HUGESSEN		TOWERS WATSON
	2012	2013	2012	2013
Management mandates	–	–	$188,371	$16,190
	0%	0%	100%	100%
Board and Committee mandates	$49,447	$16,065	–	–
	100%	100%	0%	0%
Total annual fees	$49,447	$16,065	$188,371	$16,190

INDEPENDENCE OF THE COMPENSATION CONSULTANTS

None of our directors or executive officers has any affiliation or relationship with Hugessen or Towers Watson. Hugessen does not provide any services to management directly without the prior consent of the Compensation Committee. No such services were provided by Hugessen in 2012 or 2013. We therefore consider Hugessen to be independent of our Corporation.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by the Compensation Committee’s consultant.

Report presented on March 6, 2014, by:

R.A. Brenneman, Chair
B.K. Allen, A. Bérard, R.E. Brown, A.S. Fell

42 BCE Inc. 2014 Proxy Circular

EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs). TABLE OF CONTENTS
8	THE BOARD OF DIRECTORS’ LETTER TO SHAREHOLDERS		44
9	COMPENSATION DISCUSSION & ANALYSIS		46
	9.1	Overall Objective of the Executive Compensation Program	46
	9.2	Setting Executive Compensation	46
		Benchmarking and Comparator Group	47
	9.3	Compensation Policy and Components	48
	9.4	2013 Named Executive Officers’ Target Pay At Risk	48
	9.5	2013 Compensation Elements	49
		Base Salaries	49
		Annual Short-Term Incentive	49
		Equity-Based Compensation	53
		Pension, Benefits and Perquisites	56
	9.6	Identification and Mitigation of Risks Associated With Our
		Compensation Policies and Practices	56
	9.7	Shareholder Return Performance Graph	58
10	PRESIDENT AND CEO COMPENSATION		59
11	COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS		61
	11.1	Summary Compensation Table	65
	11.2	Incentive Plan Awards	67
	11.3	Employees’ Savings Plans (ESPs)	70
	11.4	Pension Arrangements	70
	11.5	Termination and Change-in-Control Benefits	73

HIGHLIGHTS Introduction of more stringent share ownership requirements Introduction of clawbacks for all NEOs and EVPs in 2014 Introduction of revised PSU payout range in 2014

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2013.

Our annual “Say on Pay” advisory vote once again received overwhelming support with over 93.76% of the votes cast in favour of our executive compensation program. We appreciate this support and believe it reflects that our compensation philosophy aligns the interests of shareholders and management, especially by incorporating our dividend growth strategy into our long-term incentive performance criteria. In 2013, the dividend was again increased by $0.11 to reach $2.33. With the announcement of another increase of $0.14 in 2014, this will bring the annual dividend payout to $2.47. The 2014 dividend increase represents BCE’s tenth increase to its annual common share dividend, a 69% increase, in the past five years.

OUR APPROACH TO EXECUTIVE COMPENSATION

BCE is focused on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s 6 Strategic Imperatives and our commitment to deliver ongoing and stable returns to shareholders.

OUR APPROACH TO COMPENSATION IS TO ACHIEVE ONE ULTIMATE GOAL: TO GROW LONG-TERM VALUE FOR YOU

Our executive compensation policies and programs are designed to attract and retain the highest calibre of individuals at a competitive cost to the Corporation and to ensure they are motivated to pursue our goal to grow long-term shareholder value.

We recognize that long-term growth and value creation must be done within an acceptable level of risk and we ensure our compensation policies and practices do not encourage undue risk-taking on the part of our executives. We are committed to ensuring there is a strong and direct link between our financial results, shareholder value creation and the resulting executive compensation. In 2013 approximately 80% of our NEOs’ target total direct compensation is tied to Bell’s performance.

OUR COMPENSATION DECISIONS FOR 2013

BASE SALARY

Our policy for base salaries to be set at the 50th percentile of our comparator group remained unchanged in 2013. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. Details about any changes to base salaries can be found in section 11 entitled Compensation of Our Named Executive Officers.

ANNUAL SHORT-TERM INCENTIVE PLAN

Annual short-term incentive targets remained at their 2012 level of 100% of base salary for all of our executive officers and 150% for our President and CEO.

Our annual short-term incentive plan is designed to reward a range of critical financial and operating metrics. The financial metrics used again in 2013 – EBITDA, Revenue and Free Cash Flow are key indicators widely used to measure financial performance in the communications industry across North America. The operating metrics were based on the 6 Strategic Imperatives that guide the renewal of the Bell brand, our improved competitiveness and market performance and an enhanced ability to return value to shareholders. This combination of well-established financial measures aligned with our strategy provides the team with a clear and motivating compensation structure.

44 BCE Inc. 2014 Proxy Circular

8 THE BOARD OF DIRECTORS’ LETTER TO SHAREHOLDERS

In 2013, the Corporation exceeded its EBITDA and Free Cash Flow targets while making significant progress on the Strategic Imperatives. The continued momentum of the Fibe TV service, the strength of the wireless and media businesses, the integration of Astral, the leading wireline EBITDA margin among North American telecom companies and progress on customer service led to a strong year. Consequently, we were very pleased to approve a corporate performance index of 111% out of a possible 150%. This index accounts for 70% of the annual short-term incentives paid out to executive officers, while personal performance accounts for the remaining 30%.

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan remained the same as last year’s. It is comprised of 50% RSUs, 25% PSUs and 25% option grants.

To achieve 100% vesting of the PSUs granted in 2013 by the end of 2015, Free Cash Flow growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual growth rate over the three-year performance period. The dividend payout ratio is based on Free Cash Flow. Consequently, to achieve full vesting on PSUs, the dividend growth rate must remain within the dividend payout ratio (between 65% and 75%) of Free Cash Flow. Prorated payment is made if the target is only partially attained.

MOVING FORWARD IN 2014

We continuously monitor compensation levels and trends in executive compensation and, we are confident that our current compensation structure is competitive and fully meets the objectives of our compensation philosophy. As such, we do not expect any significant changes to our programs in 2014 for our NEOs. However, we have made several adjustments for 2014.

NEO AND EVP CLAWBACKS

In February 2014, the Board approved the implementation of a clawback policy for all EVPs that mirrors the policy introduced for the CEO in 2011. The policy will apply to any incentive compensation (annual short term incentive, RSU, PSU and stock options) in the event of a material restatement of BCE’s financial statements caused or partially caused by gross negligence, intentional misconduct or fraud on the part of the executive.

SHARE OWNERSHIP REQUIREMENTS

To encourage ongoing investment in the Corporation and ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders, we introduced an additional level of share ownership requirements in November 2013 for the President and CEO and EVPs. This new milestone must be reached within 10 years of the individual’s promotion or hire date, in addition to the existing milestone at five years.

MULTIPLE OF BASE SALARY
NEW MILESTONE
POSITION	5 YEARS	10 YEARS
President and CEO	7.5x	10x
EVPs	3.0x	5x

PSU PAYOUT RANGE

To balance the risk in the PSU payout with an incentive to outperform, and align with market practices, the Board approved an increase of the maximum PSU payout level from 100% to 125%. This new maximum will take effect for the 2014 PSU grants and the performance vesting range will be 0% to 125%.

CONCLUSION

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present during the Annual General Shareholder Meeting, to be held on May 6, 2014, to answer any questions you may have about executive compensation.

Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Thomas C. O’Neill
Chair of the Board

Ronald A. Brenneman
Chair of the Compensation Committee

March 6, 2014

BCE Inc. 2014 Proxy Circular 45

9 COMPENSATION DISCUSSION & ANALYSIS

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2013 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2013 these executive officers continued to grow and contribute to the success of Bell. They are referred to in this document as the “NEOs” and are as follows:

  George A. Cope, President and CEO – BCE and Bell Canada

  Siim A. Vanaselja, EVP and CFO – BCE and Bell Canada

  Wade Oosterman, President – Bell Mobility and Bell Residential Services and Chief Brand Officer – Bell Canada

  Kevin W. Crull, President – Bell Media

  Thomas Little, President – Bell Business Markets

9.1 OVERALL OBJECTIVE OF THE EXECUTIVE COMPENSATION PROGRAM

Our executive compensation is based on a pay-for-performance philosophy. Its overall goal is to create sustainable value for shareholders by:

  attracting, motivating and retaining the executive officers needed to drive the business strategy; and

  rewarding them for financial and operating performance and leadership excellence.

9.2 SETTING EXECUTIVE COMPENSATION

The roles of management and the Compensation Committee in setting and administering executive compensation are described below.

MANAGEMENT	COMPENSATION COMMITTEE
  Proposes the elements of a compensation program that supports a performance culture
  Implements the processes required to administer the program
  Manages the process used to establish performance objectives and to measure individual and corporate performance against set objectives
  Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling their roles and responsibilities
  Recommends to the Compensation Committee the base salary as well as the annual short- and long-term incentive awards for the officers of the Corporation
  Proposes the succession plan for the officers of the Corporation

  Oversees, and recommends for approval by the Board, the Corporation’s executive compensation philosophy, policies, programs and grants of equity-based compensation
  Reviews with the President and CEO any proposed major changes in organization or personnel, including the succession plan
  Reviews any proposed major changes in the Corporation’s benefit plans and recommends for approval any change requiring Board approval
  Reviews annually with the members of the Board the performance of the President and CEO and other executive officers
  Recommends annually to the members of the Board all forms of compensation for the President and CEO and other officers
  Reviews the Corporation’s executive compensation disclosure for inclusion in the Corporation’s public disclosure documents
  Reviews and monitors the Corporation’s exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk
  Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the committee, other professional advice to enable the committee to function independently of management

46 BCE Inc. 2014 Proxy Circular

9 COMPENSATION DISCUSSION & ANALYSIS

BENCHMARKING AND COMPARATOR GROUP

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

In late 2012, Towers Watson conducted a benchmarking study of all executive positions, including the NEOs, using our comparator group presented further in this section.

Our comparator group is designed to be representative of the Canadian marketplace while avoiding overweighting any particular industry. We regularly review the composition of our comparator group to ensure that the companies continue to reflect our context in terms of size, revenues, market capitalization and complexity. The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The comparator group of 22 companies, the rationale for its use and comparative financial information are outlined in the two tables below.

DESCRIPTION	RATIONALE FOR USE	LIST OF COMPANIES
Represents a select sample of the largest Canadian companies based on revenues and market capitalization and reflects an approximately equal representation of industries	Ensures the competitiveness of our executive compensation by comparing it to that offered at companies that are similar to us in terms of complexity, including size, revenues and market capitalization, and that compete with us for key talent. The balanced representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent
  Agrium Inc.
  Air Canada
  Alimentation Couche-Tard Inc.
  Barrick Gold Corporation
  Blackberry Inc.
  Bombardier Inc.
  Canadian National Railway Company
  CGI Group Inc.
  EnCana Corporation
  Kinross Gold Corporation
  Magna International Inc.

  Manulife Financial Corporation
  Metro Inc.
  Potash Corporation of Saskatchewan Inc.
  Rogers Communications Inc.
  Royal Bank of Canada
  Shoppers Drug Mart Corporation
  Suncor Energy Inc.
  Teck Resources Limited
  TELUS Corporation
  The Toronto-Dominion Bank
  TransCanada Corporation

COMPARATIVE FINANCIAL INFORMATION

		COMPARATOR GROUP
	BCE	MEDIAN	75TH PERCENTILE
Total revenue ($M)	20,400	11,893	18,542
Market capitalization ($M)	35,691	17,751	32,791
Net income ($M)	2,388	1,037	1,767
Dividend yield	5.10%	2.05%	3.40%
Employees	55,830	25,901	67,250

The comparative financial information was obtained from publicly available 2013 results.

INDUSTRY DISTRIBUTION OF COMPARATOR GROUP

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

  the relative pay levels among its most direct industry competitors the relative size, scope and complexity of comparator businesses

  BCE’s relative performance against these comparators.

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9 COMPENSATION DISCUSSION & ANALYSIS

9.3 COMPENSATION POLICY AND COMPONENTS

To achieve our objective, we use three key elements of compensation with an aggregate target value positioned at the 60th percentile of what is paid in the competitive market for similar positions. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	PRIMARY OBJECTIVE	WHAT DOES THE COMPENSATION ELEMENT REWARD?	HOW IS THE AMOUNT OR TARGET DETERMINED?	HOW DOES THE COMPENSATION ELEMENT FIT INTO THE OVERALL OBJECTIVE?	FORM OF PAYMENT
ANNUAL BASE SALARY	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfill them	Set at the 50th percentile of what is paid in the competitive market for similar positions	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash
ANNUAL SHORT-TERM INCENTIVE	Encourages performance against our annual corporate and individual objectives	The achievement of our annual objectives	Set at the 75th percentile of what is paid in the competitive market for similar positions	Provides a vehicle to reward actual performance against objectives that are designed to support our overall Corporation targets	Choice of cash and/or DSUs Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment
EQUITY-BASED LONG-TERM INCENTIVE PLAN	Aligns long-term interests of executives and shareholders	The creation of shareholder value	Brings total compensation (1) to the 60th percentile of what is paid in the competitive market for similar positions	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value	RSUs (50%)
  Aligns executives’ interests to share return growth

PSUs (25%)

  Aligns executives’ interests to dividend growth and their compensation to the Corporation’s performance

Stock Options (25%)

  Aligns executives’ interests with share price growth and their compensation to the corporation’s performance

(1)	Total compensation comprises base salary, annual short- and long-term incentives.

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These are discussed in section 9.5 entitled 2013 Compensation Elements under the heading Pension, Benefits and Perquisites.

9.4 2013 NAMED EXECUTIVE OFFICERS’ TARGET PAY AT RISK

Our commitment to aligning pay to performance leverages a compensation mix that includes short-, medium- and long-term components. As the graphic below outlines, the pay design prioritizes pay at risk over fixed pay to ensure that executive remuneration is aligned to Corporation performance over the short and long term.

2013 TARGET PAY AT RISK(1)

(1)	Based on 2013 actual base salary. At-risk components are based on target levels. Excludes pension and other compensation elements.

48 BCE Inc. 2014 Proxy Circular

9 COMPENSATION DISCUSSION & ANALYSIS

9.5 2013 COMPENSATION ELEMENTS

BASE SALARIES

The Compensation Committee recommends for Board approval the base salary of each executive officer within a salary range that reflects the scope and responsibilities of the position, the executive officer’s experience, the positioning of his or her base salary and total compensation versus the comparator group and internal equity. The mid-point of the salary range corresponds to the median of the salary paid by our comparator group for similar positions. Typically, the salary range is 20% around the mid-point.

To ensure individual accountability and higher levels of performance, base salaries offered to all of our executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

ANNUAL SHORT-TERM INCENTIVE

The annual short-term incentive applicable to the President and CEO and all executive officers has two components. The corporate performance component is based on quantitative financial targets and qualitative objectives aligned with our 6 Strategic Imperatives. There is also an individual component that allows the Compensation Committee to assess and reward leadership behaviours demonstrated by the executive in the achievement of business-unit and overall corporate results.

The Compensation Committee reviews annual short-term incentive targets for our executive officers each year as well as upon hire, promotion or when there are significant changes in the responsibilities of an executive officer. When making a recommendation to set or increase the incentive target of an executive officer, the Compensation Committee takes into consideration the scope of the executive officer’s responsibilities, the executive officer’s base salary, internal equity and the positioning of his or her annual short-term incentive target compared to market.

Annual short-term incentive awards are calculated as follows:

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on corporate objectives. In order to recognize and reward personal accomplishments, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

Following the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate objectives established for the year to determine the corporate performance index. This can vary between 0% and 150%, with a target performance of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment. Over the past five years, the board exercised this discretion twice. In 2009, the revenue results were lowered by 5% as a result of unanticipated revenues from acquisitions and in 2010, the corporate performance factor was reduced by 5% as a reflection of challenges in customer service. In 2013, no such discretionary adjustments were made.

At the conclusion of the year, the Compensation Committee and the independent directors of the Board assess the individual performance and the demonstration of leadership skills of the President and CEO. In addition, the President and CEO provides the Compensation Committee with his assessment of the leadership behaviours demonstrated by the other executive officers. Taking into account all information provided, including the recommendations of the President and CEO, the Compensation Committee exercises its discretion and recommends for Board approval the individual performance index for each of the executive officers. The index may vary between 0 and 3.0x, with a target performance of 1.0x.

The maximum payout that can be achieved on the combined corporate and individual performance under the annual short-term incentive formula is two times the target award.

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9 COMPENSATION DISCUSSION & ANALYSIS

2013 ANNUAL SHORT-TERM INCENTIVE

Corporate Performance Objectives

At the beginning of each year, the Compensation Committee recommends for approval by the Board, the Corporation’s financial and operating objectives used to determine the corporate performance objectives that will account for 70% of the weighting of the annual short-term incentive award for that year. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving target results in light of the Corporation’s progress and the competitive environment.

The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2013, and the rationale for their use.

BCE’S INCENTIVE PLANS ARE STRUCTURED TO MAXIMIZE SHAREHOLDER VALUE. SHARE PRICE AND CAPITAL RETURNS ARE DRIVEN BY OPERATIONAL AND FINANCIAL RESULTS (REVENUE, EBITDA AND FREE CASH FLOW), DIVIDEND GROWTH WITHIN OUR FREE CASH FLOW PAYOUT POLICY RANGE AND GENERAL MARKET CONDITIONS. THESE FINANCIAL AND OPERATING GOALS LARGELY RESULT FROM THE SUCCESSFUL EXECUTION OF THE CORPORATION’S 6 STRATEGIC IMPERATIVES

WHY USE EBITDA (1) ?

EBITDA is an industry-wide measure of in-year operational profitability and is a common measure for valuation of companies in the industry.

As such, EBITDA measures our executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

WHY USE THE 6 STRATEGIC IMPERATIVES?

The 6 Strategic Imperatives focus our efforts on achieving our goal of being recognized by customers as Canada’s leading communications company. Their assessment includes many operating metrics typically used in the industry.

As such, progress made against the 6 Strategic Imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

WHY USE REVENUE?

Revenue is a simple measure of the total value of the products and services sold by the Corporation.

As such, revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

WHY USE FREE CASH FLOW (2) ?

Free Cash Flow measures the cash generated by the business after paying short-term operating costs, making long-term investments and meeting financing costs. It is commonly used as a valuation measure for companies in the industry.

As such, Free Cash Flow is a measure of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business.

(1)	The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of annual short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure.
(2)	The term Free Cash Flow does not have any standardized meaning under IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. For 2013, we define Free Cash Flow as cash flows from operating activities excluding acquisition costs paid, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant Free Cash Flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our Corporation. We present Free Cash Flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities.

50 BCE Inc. 2014 Proxy Circular

9 COMPENSATION DISCUSSION & ANALYSIS

Financial Objectives

Financial objectives account for 75% of the weighting of the overall corporate objectives (EBITDA 40%, Revenue 20% and Free Cash Flow 15%). The Compensation Committee sets a threshold, a low, a target and a maximum value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

OVERALL PERFORMANCE	THRESHOLD	LOW	TARGET	STRETCH
Payout (1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

6 Strategic Imperatives

The remaining 25% weighting of the overall corporate objectives is used to recognize the achievements related to the Corporation’s 6 Strategic Imperatives:

Improve customer service Leverage wireline momentum Achieve a competitive cost structure	Accelerate wireless Invest in broadband Expand Media leadership

Progress on the 6 Strategic Imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. Each strategic imperative carries an equal weight. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 25%:

POINTS	0	1	2	3	4	5	6
Results	Failed	Significantly	Below	Slightly Below	Met	Exceeded	Stretched
		Below

The cumulative total of points earned for the 6 Strategic Imperatives determines the payout according to the following table:

	THRESHOLD	TARGET	STRETCH
	0 POINTS	30 POINTS	36 POINTS
SUM OF POINTS	(6 X 0 POINTS)	(6 X 5 POINTS)	(6 X 6 POINTS)
Payout (1)	0%	100%	150%

(1)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2013 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives. Hence, the 2013 results that exceeded the aggregate target for the 6 Strategic Imperatives are a reflection of the Corporation’s exceptional execution and delivery on its operational targets.

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9 COMPENSATION DISCUSSION & ANALYSIS

2013 Corporate Performance Index

The following table outlines the corporate objectives and results achieved for 2013.

COMPONENT	WEIGHTING	CALCULATED PAYOUT	2013 TARGET	2013 RESULTS	COMMENTS
EBITDA	40%	Payout: 45% Min: 0% Max: 60%	$6,809 million	$6,817 million	Bell reported EBITDA growth of 3.4% for 2013, which was in line with our increased full-year financial guidance range and exceeded our internal targets.

					Results were driven by strong performances across all business units.
Revenue	20%	Payout: 16% Min: 0% Max: 30%	$18,148 million	$18,109 million	Bell reported revenue growth of 2.6% for 2013, which was in line with our financial guidance range but below our internal targets, largely due to the high competitive intensity in wireless, consumer and business markets, as well as a challenging year for advertising in Media.

					Bell revenues reflected growth of 4.7% in Wireless, and a strong contribution from Bell Media driven by our acquisition of Astral, with the Wireline segment showing a decline of 1.2% year over year.
Free Cash Flow	15%	Payout: 17% Min: 0% Max: 22.5%	$2,560 million	$2,571 million	BCE reported Free Cash Flow within our financial guidance range and exceeding our internal targets.

					Growth of 5.9% year over year for 2013 was driven largely by strong EBITDA performance while continuing to invest more capital in broadband networks, and delivering dividend growth to shareholders.
Strategic Imperatives Progress	25%	Payout: 33% Min: 0% Max: 37.5%	various	N/A	The Board approves a scorecard of approximately 30 operating metrics to monitor the progress against the strategic imperatives. Considerable progress was made on each imperative and expectations were exceeded in most cases. In addition to the strong performance in the Wireless, Wireline and Media sectors, strong results were also achieved in the areas of Investment in Broadband Services, Improve Customer Service and Achieving a Competitive Cost Structure. Further details may be found under section 10 entitled President and CEO Compensation.
Total	100%	111%

The financial results for 2013, along with the progress made against the 6 Strategic Imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate payout index of 111%.

Individual Performance Objectives

The individual performance component is based on an assessment of the performance of an executive on two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the 6 Strategic Imperatives and thereby create value for shareholders.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes, which serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes, which reinforce the transformation of the business and the execution of the strategy.

At the end of the year, the Compensation Committee and the independent directors of the Board assess the President and CEO’s performance on both the achievement of results against the predetermined objectives as well as the demonstration of leadership in the attainment of those results. Likewise, the President and CEO provides the Compensation Committee with his assessment of the performance of the other executive officers.

Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 3x) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only. In 2013, individual performance indexes for the NEOs ranged from 1.75x to 2.75x, with an average index of 2.1x. Combined with the corporate performance factor of 111%, the 2013 annual short-term incentive awards for our NEOs ranged from $781,200 to $2,891,700, with an average payout of $1,339,785.

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9 COMPENSATION DISCUSSION & ANALYSIS

EQUITY-BASED COMPENSATION

DSU PLAN

The DSU plan is designed to further align the interests of the executive officers to those of the shareholders by providing a mechanism to receive incentive compensation in the form of equity. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

Executive officers can choose to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Vested PSUs and RSUs may also be rolled into DSUs at time of payout. DSUs count towards the minimum share ownership requirements, which are described under the Share Ownership Requirements section.

DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if and how many DSUs will be awarded under the plan. No vesting conditions are attached to DSUs; they therefore vest at time of grant.

Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2013.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in case of death.

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. Being 100% equity-based, our long-term incentive plan’s value to the executive is very much dependent on increasing share-price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the long-term incentive plan rewards the achievement of earnings growth targets that enable BCE to grow its dividend, which also aligns with shareholders’ interests. Similar to the 2011 and 2012 grants, the 2013 grants under our long-term incentive plan were allocated as follows:

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9 COMPENSATION DISCUSSION & ANALYSIS

Below are the key terms that apply to each component of the long-term incentive plan:

ELEMENT	RSUs	PSUs	STOCK OPTIONS
Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

PSUs align executives’ and shareholders’ interests in dividend growth and their compensation to the Corporation’s performance. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Stock options align executives’ and shareholders’ interests in share price growth and their compensation to the Corporation’s performance.

Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Term	Three years.		Seven years (10-year maximum under the plan text).
Vesting type	Three-year cliff vesting.
Vesting date for 2013 grants	December 31, 2015.		February 18, 2016 (three years from the date of grant).
Vesting criteria	Being employed by BCE or Bell on the vesting date.

Being employed by BCE or Bell on the vesting date.

To achieve 100% vesting, earnings growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual dividend growth rate over the three-year performance period while keeping the dividend payout ratio between 65% and 75% of the Free Cash Flow available to common shareholders. Pro-rated payment is made if the target is only partially attained.

Being employed by BCE or Bell on the vesting date.
Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares.		None.
Methods of payment (1)	Cash, BCE common shares or DSUs.		BCE common shares when options are exercised.
Pricing at time of grant

Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.

Higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the Toronto Stock Exchange; 1) on the trading day immediately prior to the effective date of the grant, or if at least one board lot of common shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of common shares for the next preceding day for which at least one board lot was so traded; and 2) for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant.

Clawback

With the exception of Mr. G.A. Cope, for whom the clawback clause of his employment agreement is disclosed under section 9.6 entitled Identification and Mitigation of Risks Associated With Our Compensation Policies and Practices, no clawback clause was applicable on RSUs and PSUs. In 2014, all NEOs and EVPs will be subject to the same clawback provision as Mr. Cope.

Option holders will lose all of their unexercised options if they engage in prohibited behaviours after they leave our Corporation. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the six-month period preceding the date on which the prohibited behaviour began.

(1)	At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his/her mandatory share ownership requirement.

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9 COMPENSATION DISCUSSION & ANALYSIS

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. For details of special grants, please refer to section 11 entitled Compensation of Our Named Executive Officers.

Information on change in control and termination provisions applicable to stock options can be found under section 11.5 entitled Termination and Change-In-Control Benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

SHARE OWNERSHIP REQUIREMENTS

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. In order to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders, new levels of share ownership requirements were introduced for the President and CEO and EVPs in November 2013. These new milestones are to be reached 10 years from promotion or hire date. The following table outlines the current minimum share ownership levels as a percentage of annual base salary and the associated deadline applicable for each executive level.

MULTIPLE OF BASE SALARY
	5-YEAR	10-YEAR
POSITION	TARGET (1)	TARGET
President and CEO	7.5x	10x
EVPs	3.0x	5x

(1)	50% of five-year target must be reached within three years.

Direct and indirect holdings of common shares of BCE and Bell Aliant, including shares or DSUs received under the following programs, can be used to reach the minimum share ownership level:

  DSU plan, described under DSU Plan

  Employees’ Savings Plan (ESP), described under Benefits and Perquisites shares acquired and held by exercising stock options granted under our stock option plans, described under Long-Term Incentive Plan shares received and held upon payment of RSUs and PSUs, described under Long-Term Incentive Plan.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three- five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the table below, all of our NEOs have exceeded their five-year targets and all have exceeded their 10-year targets, except for Mr. Little.

Below is the share ownership status for our NEOs as of March 6, 2014.

		OWNERSHIP REQUIREMENT				PERCENTAGE OF
				TOTAL BCE
				EQUITY OWNERSHIP			5-YEAR
	BASE SALARY			VALUE	(1)	OWNERSHIP	TARGET	10-YEAR TARGET
NEO	($)	YEAR 5	YEAR 10	($)		IN DSUs	ACHIEVED	ACHIEVED
George A. Cope	1,400,000	7.5x	10x	49,301,605		94%	470%	352%
Siim A. Vanaselja	575,000	3x	5x	14,342,438		98%	831%	499%
Wade Oosterman	750,000	3x	5x	27,530,054		79%	1,224%	734%
Kevin W. Crull	750,000	3x	5x	5,438,311		86%	242%	145%
Thomas Little	600,000	3x	5x	2,639,889		92%	147%	88	%(2)

(1)	Estimated using a BCE share price of $48.26 and Bell Aliant shares evaluated at cost.
(2)	Mr. Little’s deadline to attain his 10-year target is November, 2020.

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9 COMPENSATION DISCUSSION & ANALYSIS

PENSION, BENEFITS AND PERQUISITES

PENSION

No change was made to our pension plan in 2013 as it was well positioned relative to market.

With the exception of Mr. S.A. Vanaselja, all NEOs participate in the Defined Contribution (DC) pension plan, which has been the only pension plan available to employees hired since 2004. Mr. S.A. Vanaselja, who was hired prior to 2004, participates in Bell Canada’s Defined Benefit (DB) pension plan.

All our NEOs are eligible for supplementary retirement arrangements, except for Mr. Little, who will become eligible in 2015. The pension benefits provided to our NEOs are described under Compensation of Our Named Executive Officers – Pension Arrangements.

BENEFITS AND PERQUISITES

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer to all of our employees the possibility to participate in our ESP. The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of our Corporation. Under the ESP, when employees elect to contribute up to 6% of their eligible earnings to buy BCE common shares, the Corporation contributes $1 for every $3 that the employee contributes. The shares purchased with the Corporation contributions are vested to employees after two years. More information on the ESP can be found under Compensation of Our Named Executive Officers – Employees’ Savings Plans (ESPs).

The NEOs receive a competitive cash allowance for perquisites.

9.6 IDENTIFICATION AND MITIGATION OF RISKS ASSOCIATED WITH OUR COMPENSATION POLICIES AND PRACTICES

Our Risk Advisory Services (Internal Audit) and Human Resources groups conducted their annual compensation risk evaluation process to ensure that such practices do not encourage executives to take undue risk on behalf of the corporation for personal financial gain.

FIVE-PILLAR FRAMEWORK

OUR ASSESSMENT IDENTIFIED NO RISKS ASSOCIATED WITH OUR COMPENSATION POLICIES LIKELY TO HAVE A MATERIAL ADVERSE EFFECT ON THE CORPORATION

A balanced compensation plan should encourage executives to assume risk commensurate with delivery against strategic objectives and shareholders’ appetite for risk. The plan should align the interests of management with those of shareholders and motivate the achievement of an acceptable level of return. Balanced performance is supported by transparency around risk-taking behaviour and a clear governance and oversight framework. Risk arises in relation to the compensation plan when factors exist within the design and operation of the compensation framework that prevent achieving these goals.

As part of the risk-assessment process, our five-pillar framework developed for the purpose of the annual assessment was used and relevant potential risks were identified for each of the pillars.

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure. The following are relevant risk mitigation practices that are part of the assessment:

56 BCE Inc. 2014 Proxy Circular

9 COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION COMMITTEE INDEPENDENCE AND USE OF EXTERNAL CONSULTANTS

  being composed entirely of independent members, the Compensation Committee avoids conflict of interest with respect to the compensation awarded to executives the Compensation Committee is also supported by advice from independent compensation consultants the Compensation Committee and the Board have discretionary powers to alter payouts on variable compensation programs to ensure pay aligns with actual performance and to reflect business conditions, circumstances, and events that were not foreseeable when the targets were set.

STRUCTURE OF VARIABLE COMPENSATION PLANS

  the structure of our compensation plans helps reduce the likelihood that executives will take undue risk to enhance their remuneration the annual short-term incentive plan is structured so that the maximum payout possible is capped at two times the target award. There is no minimum guaranteed payout on performance-based incentives. The balanced yet diversified combination of performance metrics (both financial and operational targets) also ensures that no single element is maximized at the expense of the health of the overall business. For example, financial performance could not be driven at the expense of customer service without impacting the service metric. Furthermore, all EVPs share the same financial targets associated with their annual short-term incentive plan and these are based on total Corporation results, thereby incenting all members of the senior management team to enhance overall Corporation performance the pay mix places emphasis on long-term incentives to ensure that executives focus on sustainable value creation. An executive is not motivated to take undue short-term risks because the short-term reward would not offset the negative impact on share ownership and the equity components of compensation stock options offer the greatest leverage to share price fluctuation and represent approximately 14% of the total target direct compensation offered to NEOs, thereby providing for the alignment of management objectives with those of share-holders while mitigating the likelihood of undue risk-taking associated with this component stock options vest over three years and have a seven-year term, which supports our principle goal of creating sustained long-term value the annualized grants of long-term incentives allow for overlapping performance cycles that necessitate steadily increasing performance levels in order to realize payouts the three-year vesting feature on all long-term incentive vehicles discourages short-term-focused decision-making the annual long-term incentive grants enable the Compensation Committee to continually review targets and grant levels to ensure incentives remain properly aligned with market levels and Corporation performance the annual process of setting targets requires the Compensation Committee to “back-test” the results achieved on previous targets to ensure that payouts are commensurate with associated levels of achieved performance stress testing in relation to the business environment and our business as a whole is performed on multiple payout scenarios to ensure the Compensation Committee is comfortable with the possible range of potential payouts under a total direct compensation approach.

INTERNAL CONTROLS AND TESTING

  to provide the Compensation Committee and the Board with the assurance that the approved compensation policies are applied as intended, the Corporation has set up a comprehensive set of internal controls that are performed as frequently as bi-weekly by members of the Human Resources, Finance and Legal groups. Any deviation from the set policies is then identified and presented to senior management for corrective action to be taken compensation exceptions for NEOs are very limited. Changes to the NEOs’ compensation must be approved by the Board.

CLAWBACK AND FORFEITURE PROVISIONS

  Mr. Cope has a clawback clause in his employment agreement that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to him as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to him after his appointment the clawback is enforceable in the event of a financial restatement due to gross negligence, intentional misconduct or fraud on Mr. Cope’s part during the 24 months preceding the restatement, and it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards in 2014, the same clawback provision will be introduced for all NEOs and EVPs the stock option plan includes clawback provisions in case employees, including NEOs, engage in prohibited behaviours, as described in greater detail in section 9.5 entitled 2013 Compensation Elements under the heading Long-Term Incentive Plan in the event of termination for cause, the individual forfeits all vested and unvested options and unvested RSU and PSU grants.

CHANGE IN CONTROL (CIC)

  in order to safeguard executives and maintain leadership during a change-in-control event; a double-trigger CIC policy is in place (requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC). This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC.

SHARE OWNERSHIP

  stringent share ownership requirements are in place to align executives’ interests with those of shareholders. The use of DSUs assists in the attainment of minimum ownership levels. Share ownership requirements are discussed under Share Ownership Requirements.
BCE Inc. 2014 Proxy Circular 57

9 COMPENSATION DISCUSSION & ANALYSIS

DEFERRED SHARE UNITS (DSUs)

  the DSU plan is designed to align the interests of the executive officers with those of the shareholders by providing a mechanism for executives to receive incentive compensation in the form of equity executives can convert up to 100% of their annual short-term incentive, vested PSUs and RSUs into DSUs. The DSU plan is explained in greater detail under DSU Plan.

TRADING AND HEDGING RESTRICTIONS

  to minimize the risk of an unintentional violation of insider trading prohibitions, we require that our executives trade BCE securities (including exercising stock options) during company-set permissible trading window periods, provided they are not otherwise aware of undisclosed material information the Compensation Committee also adopted a formal policy prohibiting all executives from hedging the economic exposure of their BCE share ownership and equity-based compensation. As shareownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (SERP) PAYMENTS ARE CAPPED

  the SERP eligibility is only extended after five years of service as an officer

  SERP payouts are capped at 18% of pensionable earnings plus credited investment returns.

9.7 SHAREHOLDER RETURN PERFORMANCE GRAPH

	2008	2009	2010	2011	2012	2013
BCE Common Shares	100	123	158	201	212	241
S&P/TSX Composite Index	100	135	159	145	155	176
NEO Compensation	100	101	106	105	118	122

The adjacent graph compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P/TSX Composite Index for the five-year period ending December 31, 2013, assuming an initial investment of $100 on December 31, 2008, and quarterly reinvestment of all dividends. Also shown is the growth rate of the NEOs’ compensation over the same five-year period. Compensation is defined as total direct compensation awarded to NEOs, including salary, annual short-term incentive awards and annualized grants of RSUs, PSUs and stock options. The Compensation Committee is satisfied that, while the compensation awarded to our NEOs remained fairly constant, a large portion of total compensation is awarded in the form of equity, and the actual payouts related to those awards are linked very closely to the evolution of the Corporation’s share price and dividend growth.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P/TSX COMPOSITE INDEX

With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge for Canadian-based, Toronto Stock Exchange-listed companies. Such companies include, among others: BCE, Royal Bank of Canada, Toronto-Dominion Bank, Suncor Energy, Canadian Natural Resources and Canadian National Railway Company.

58 BCE Inc. 2014 Proxy Circular

10 PRESIDENT AND CEO COMPENSATION

George A. Cope
President and CEO – BCE and Bell Canada

George Cope has been President and CEO of BCE and Bell Canada since July 2008. Having served in public-company CEO roles in the industry for more than 15 years prior to joining Bell in 2005 as President and COO, Mr. Cope is acknowledged as an innovative telecom strategist and builder of high-performance teams.

Mr. Cope holds an Honours Business Administration degree from the University of Western Ontario and serves on the Advisory Board of the university’s Richard Ivey School of Business. In 2013, he was selected as the Ivey Business Leader of the Year.

Mr. Cope is a Director of the Bank of Montréal and Chair of Bell Aliant Inc. In 2013, he served as Chair of the United Way Toronto Campaign Cabinet.

2013 KEY ACCOMPLISHMENTS AND DETERMINATION OF ANNUAL SHORT-TERM INCENTIVE AWARD

The Compensation Committee evaluated Mr. Cope’s performance for 2013 based on demonstrated leadership behaviours and comprehensive objectives related to:

  the evolution of BCE’s strategy

  the execution of BCE’s strategy.

Mr. Cope significantly advanced the evolution of BCE’s strategy in 2013:

  completed the acquisition of Astral Media, including all regulatory approvals, supporting Bell’s strategic imperative to expand media leadership by significantly enhancing Bell Media’s French-language content and competitive presence in the Québec media market extended Bell’s commitment to network leadership by deploying significant new broadband mobile LTE and fibre capacity, bringing more choice, new services and faster speeds to consumer and business customers launched innovative new TV applications, including the Bell TV App enabling subscribers to watch more than 100 TV channels on multiple devices at home or on the go, the Fibe Remote app that turns a tablet or smartphone into a TV remote control, and the unique Fibe wireless TV receiver, which makes moving your TV easy while reducing installation times for Bell technicians expanded the national Bell Let’s Talk mental health initiative with funding for more leading mental health organizations across Canada, the development of the world’s first Psychological Health and Safety in the Workplace standard, the launch of the True Patriot Love Military Family Mental Health Fund, and the creation of the Bell Mental Health Research Training Awards to support brain research. The Bell Let’s Talk Community Fund provided grants in 2013 to an additional 53 local organizations in every region across Canada, and Bell was recognized with the first Canada Award for Excellence in workplace mental health continued to grow the business in a socially responsible way, with Bell recognized in Corporate Knights’ 2014 ranking of the Global 100 Most Sustainable Corporations in the World.

Mr. Cope led the Bell team in the strong execution of the Corporation’s 6 Strategic Imperatives in 2013:

  continued to accelerate the wireless market with the largest proportion of postpaid net additions among incumbents while leading the major carriers in ARPU growth, EBITDA growth and service margin expansion increased smartphone penetration to 73% of the postpaid base (compared to 62% in 2012), supporting increased usage of data services such as the unique Bell Mobile TV, which surpassed 1.2 million customers - 66% more than at the end of 2012 enabled increased smartphone use by wireless customers who travel by reducing wireless roaming rates in the countries Canadians travel to the most, including the United States, most European countries, Mexico, China, Turkey, Australia and New Zealand, Bermuda and Caribbean sun destinations including Cuba continued Bell’s industry-leading investment in Canada’s best broadband mobile and fibre networks, expanding 4G
  LTE mobile coverage to 82% of the population and the Fibe TV footprint to 4.3 million households across Ontario and Québec, a million more than at the end of 2013, including market launches in Ottawa, Hamilton, Laval and Barrie and continued expansion in the Montréal, Toronto and Québec City regions attracted 93% more new Fibe TV subscribers year over year, bringing the total Fibe TV base to approximately 480,000 at the end of 2013. Four in five new Fibe TV customers take a three-product bundle of Bell services, supporting high-speed Internet subscriber growth and reduction in the decline in traditional Home Phone service introduced an unlimited Internet usage option for high-speed Internet customers that is also supporting growth in bundled services expanded Bell Media’s position as the leading broadcaster in Canada with industry-leading viewership, thanks in part to homegrown programming such as The Amazing Race Canada, which achieved the biggest series debut ever in Canada. With the acquisition of Astral, Bell Media is now the Canadian leader in specialty and pay TV and radio broadcasting

BCE Inc. 2014 Proxy Circular 59

10 PRESIDENT AND CEO COMPENSATION

  positioned Bell Media sports networks TSN and RDS for continued leadership in sports broadcasting, despite the disappointing loss of national NHL rights, with extensive regional broadcast partnerships with the Montréal Canadiens, Toronto Maple Leafs, Ottawa Senators and Winnipeg Jets; multi-year rights for National Football League broadcasts (including all Sunday games and digital media rights); and a full range of football, basketball, soccer, golf and other major-league sports broadcast partnerships won, in partnership with CGI, the seven-year contract to replace the Canadian government’s 63 existing federal email systems with a single streamlined email service, improving Canadians’ access to information while saving Ottawa a projected $50 million per year starting in 2015 partnered with RBC to develop a secure mobile payment solution, the RBC Wallet, which allows RBC customers to use Bell Mobility smartphones to make secure debit and credit purchases at locations that accept contactless payments improved customer service across all business lines with enhanced online and self-serve options, significant investment in customer service support tools, and the announcement of three new Canadian call centres led major North American telecom companies with a wireline EBITDA margin of 37.6%

  settled 19 collective bargaining agreements covering approximately 7,600 unionized employees.

Shareholders benefited from BCE’s strong financial and operational performance, with a 6.7% increase in common dividends paid in 2013 to $2.31 from $2.17 in 2012. This included a 2.6% increase in the annualized common dividend rate announced on February 7, 2013. This was BCE’s ninth increase to the annual common share dividend since December 2008, representing growth of 60% over the period.

Mr. Cope’s base salary was increased by $150,000 in 2013 to better align his compensation with the compensation offered to CEOs from our comparator group companies.

2013 ACTUAL PAY MIX

	2013	2012	2011
	($)	($)	($)
Salary ($)	1,400,000	1,250,000	1,250,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	2,891,700	3,328,125	2,445,313
RSU-Based Awards ($)	2,937,500	2,937,500	2,650,000
PSU-Based Awards ($)	1,468,750	1,468,750	1,325,000
Option-Based Awards ($)	1,468,750	1,468,750	1,325,000
Total At-Risk Compensation ($)	8,766,700	9,203,125	7,745,313
Pension & Other Compensation ($)	796,748	639,711	620,124
Total Compensation ($)	10,963,448	11,092,836	9,615,437

SHARE OWNERSHIP AND VALUE AT RISK

The table below shows the total vested and unvested BCE equity owned by Mr. Cope as of the date of this circular.

			OWNERSHIP AND VESTED VALUE				UNVESTED VALUE
											TOTAL
											OWNERSHIP
				VESTED				UNVESTED		TOTAL	AND VALUE
HOLDINGS	SHARES	(1)	DSUs	OPTIONS	TOTAL VESTED	PSUs	RSUs	OPTIONS	(2)	UNVESTED	AT RISK
Number	61,132		964,007	0	1,025,139	106,838	213,673	1,135,809		1,456,320
											69,445,158
Value (3)	$2,778,627		$46,522,978	$0	$49,301,605	$5,156,002	$10,311,859	$4,675,692		$20,143,553

(1)	Includes 11,263 Bell Aliant shares.
(2)	Represents the estimated gain from the exercise of the underlying options.
(3)	Calculated using the March 6, 2014 BCE closing share price of $48.26 and Bell Aliant shares evaluated at cost.

60 BCE Inc. 2014 Proxy Circular

11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

This section examines the compensation provided in 2013 to our President and CEO, our CFO and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

  George A. Cope, President and CEO – BCE and Bell Canada (see detailed compensation discussion in section 10 entitled President and CEO Compensation)
  Siim A. Vanaselja, EVP and CFO – BCE and Bell Canada
  Wade Oosterman, President – Bell Mobility and Bell Residential Services & Chief Brand Officer – Bell Canada
  Kevin W. Crull, President – Bell Media
  Thomas Little, President – Bell Business Markets

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9 entitled Compensation Discussion & Analysis.

Siim A. Vanaselja
EVP and CFO – BCE and Bell Canada since 2001

Siim Vanaselja leads BCE’s financial strategy, supporting the execution of Bell’s 6 Strategic Imperatives, our strong capital markets position and the delivery of ongoing returns to BCE shareholders.

Responsible for BCE’s corporate development, he has overseen several high-profile strategic acquisitions since 2008, including The Source, CTV, MLSE and Astral, enabling Bell’s strong growth in the wireless, media and other markets.

Mr. Vanaselja has held progressively senior positions at BCE since joining the Corporation in February 1994, including CFO of Bell Canada International. A highly regarded financial executive who has served on a range of national financial advisory boards, Mr. Vanaselja is a member of the Institute of Chartered Accountants of Ontario and holds an Honours Bachelor of Business degree from the Schulich School of Business. He serves as a Director of Bimcor Inc. and Bell Aliant Inc.

Mr. Vanaselja’s target direct compensation levels did not change in 2013.

2013 ACTUAL PAY MIX

	2013	2012	2011
	($)	($)	($)
Salary ($)	575,000	575,000	575,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	791,775	934,375	813,625
RSU-Based Awards ($)	625,000	625,000	625,000
PSU-Based Awards ($)	312,500	312,500	312,500
Option-Based Awards ($)	312,500	312,500	312,500
Total At-Risk Compensation ($)	2,041,775	2,184,375	2,063,625
Pension & Other Compensation ($)	446,424	471,109	415,430
Total Compensation ($)	3,063,199	3,230,484	3,054,055

BCE Inc. 2014 Proxy Circular 61

11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Wade Oosterman
President – Bell Mobility and Bell Residential Services & Chief Brand Officer, Bell Canada since 2006

A top Canadian marketing executive and respected brand expert, Wade Oosterman oversees the transformation of Bell’s national wireless and wireline consumer businesses and the evolution of one of the country’s most recognized and trusted brands.

Under Mr. Oosterman’s leadership, Bell has regained its leadership position in the Canadian wireless marketplace and delivered new competition and choice in residential communications services with Bell’s fast-growing Fibe TV and Fibe Internet services. Supporting all of Bell’s 6 Strategic Imperatives and business units in the marketplace, the refreshed Bell brand developed by Mr. Oosterman is ranked as one of the most valuable in Canada.

Mr. Oosterman holds a Master of Business Administration degree from the University of Western Ontario’s Ivey School of Business. He is a Director of Ingram Micro Inc. and the Toronto International Film Festival.

Mr. Oosterman’s target direct compensation levels did not change in 2013. He received a one-time special RSU retention grant of $5,000,000.

2013 ACTUAL PAY MIX

	2013		2012	2011
	($)		($)	($)
Salary ($)	750,000		750,000	700,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	1,201,500		1,162,500	938,000
RSU-Based Awards ($)	875,000		875,000	750,000
PSU-Based Awards ($)	437,500		437,500	375,000
Options-Based Awards ($)	437,500		437,500	375,500
RSU-Retention Award ($)	5,000,000	(1)	–	–
Total At-Risk Compensation ($)	7,951,500		2,912,500	2,438,000
Pension & Other Compensation ($)	249,533		215,994	217,441
Total Compensation ($)	8,951,033		3,878,494	3,355,441

(1)	One-time special RSU retention grant of $5,000,000.

62 BCE Inc. 2014 Proxy Circular

11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Kevin W. Crull
President – Bell Media since 2011

Kevin Crull leads a Bell Media team focused on delivering the best Canadian and international media to viewers and listeners across all platforms.

In 2013, he led the integration of Astral with Bell Media, contributing significantly to Bell’s financial growth and our enhanced presence in pay and specialty TV, especially in the Québec marketplace. CTV remains the #1 network in the country, and Bell Media properties now reach 87% of all English-language specialty and pay TV viewers and more than 85% of French-language viewers.

Mr. Crull holds a Master of Business Administration degree from the University of San Francisco and a Bachelor degree in Marketing from Ohio State University. He serves as a Director of the Sick Kids Foundation, the Globe and Mail and Kensington Capital.

In 2013, Mr. Crull received a salary increase of $50,000 and his target long-term incentive grant was increased by $250,000 to reflect his growth in responsibilities and market alignment.

2013 ACTUAL PAY MIX

	2013	2012	2011
	($)	($)	($)
Salary ($)	750,000	700,000	700,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	1,032,750	1,137,500	990,500
RSU-Based Awards ($)	875,000	750,000	750,000
PSU-Based Awards ($)	437,500	375,000	375,000
Options-Based Awards ($)	437,500	375,000	375,500
Total At-Risk Compensation ($)	2,782,750	2,637,500	2,490,500
Pension & Other Compensation ($)	315,589	285,302	265,442
Total Compensation ($)	3,848,339	3,622,802	3,455,942

BCE Inc. 2014 Proxy Circular 63

11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Thomas Little
President – Bell Business Markets since 2011

Thomas Little leads Bell Business Markets, the country’s largest B2B communications provider serving 96 of Canada’s top 100 companies.

Under Mr. Little’s stewardship, Bell Business Markets has become the Canadian leader in data hosting and cloud computing services. In addition, it steadily enhanced its position as the top supplier of IP-broadband services to Canadian businesses. BBM is consistently ranked among the leading providers of managed information services across North America.

Mr. Little joined Bell in 2009 as President of Bell Wholesale. He is a Chartered Professional Accountant and a Dean’s Honour List graduate of the Richard Ivey School of Business at the University of Western Ontario.

Mr. Little’s target direct compensation levels did not change in 2013.

2013 ACTUAL PAY MIX

	2013	2012	2011
	($)	($)	($)
Salary ($)	600,000	600,000	505,208
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	781,200	784,200	608,568
RSU-Based Awards ($)	625,000	625,000	1,350,000
PSU-Based Awards ($)	312,500	312,500	–
Options-Based Awards ($)	312,500	312,500	–
Total At-Risk Compensation ($)	2,031,200	2,034,200	1,958,568
Pension & Other Compensation ($)	101,044	92,056	68,386
Total Compensation ($)	2,732,244	2,726,256	2,532,162

64 BCE Inc. 2014 Proxy Circular

11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

11.1 SUMMARY COMPENSATION TABLE

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO and our three most highly compensated executive officers ranked by their total compensation in the table below.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see Compensation Discussion & Analysis and the footnotes to the table below.

								NON-EQUITY
								INCENTIVE PLAN
								COMPENSATION
								(ANNUAL
				SHARE-BASED		OPTION-BASED		INCENTIVE				ALL OTHER		TOTAL
NAME AND		SALARY		AWARDS		AWARDS		PLANS)		PENSION VALUE		COMPENSATION		COMPENSATION
PRINCIPAL POSITION(1)	YEAR	($)	(2)	($)	(3)(4)	($)	(5)	($)	(6)	($)	(7)	($)	(8)	($)
George A. Cope President and CEO – BCE and Bell Canada	2013	1,400,000		4,406,250		1,468,750		2,891,700		629,579		167,169		10,963,448
	2012	1,250,000		4,406,250		1,468,750		3,328,125		476,696		163,015		11,092,836
	2011	1,250,000		3,975,000		1,325,000		2,445,313		455,869		164,255		9,615,437
Siim A. Vanaselja EVP and CFO – BCE and Bell Canada	2013	575,000		937,500		312,500		791,775		426,562		19,862		3,063,199
	2012	575,000		937,500		312,500		934,375		451,659		19,450		3,230,484
	2011	575,000		937,500		312,500		813,625		392,612		22,818		3,054,055
Wade Oosterman President – Bell Mobility and Bell Residential Services and Chief Brand Officer – Bell Canada	2013	750,000		6,312,500	(9)	437,500		1,201,500		225,750		23,783		8,951,033
	2012	750,000		1,312,500		437,500		1,162,500		192,195		23,799		3,878,494
	2011	700,000		1,125,000		375,000		938,000		194,443		22,998		3,355,441

Kevin W. Crull President – Bell Media	2013	750,000		1,312,500		437,500		1,032,750		211,375		104,214		3,848,339
	2012	700,000		1,125,000		375,000		1,137,500		182,574		102,728		3,622,802
	2011	700,000		1,125,000		375,000		990,500		162,221		103,221		3,455,942
Thomas Little President – Bell Business Markets	2013	600,000		937,500		312,500		781,200		81,552		19,492		2,732,244
	2012	600,000		937,500		312,500		784,200		72,514		19,542		2,726,256
	2011	505,208		1,350,000	(10)	–		608,568		52,675		15,711		2,532,162

(1)	Mr. Crull was appointed President, Bell Media on April 1, 2011, and Mr. Little was appointed President, Bell Business Markets on July 18, 2011.
(2)	Mr. Cope and Mr. Crull’s 2013 base salaries increased from $1,250,000 to $1,400,000 and from $700,000 to $750,000, respectively, to better align their compensation with the compensation offered to executive officers from our comparator group companies and our pay-for-performance compensation philosophy. Mr. Oosterman’s base salary was increased from $700,000 to $750,000 on January 1, 2012, to better reflect the increased scope of his position with respect to the integration of the Residential Services business unit in addition to the Wireless business unit and all Brand services. Mr.Little’s base salary increased from $425,000 to $600,000 on July 18, 2011, on his appointment as President, Bell Business Markets.
(3)	The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards.

	2013		2013		2012
	FEBRUARY 18, 2013 TO		MARCH 6, 2013 TO		FEBRUARY 20, 2012 TO
	DECEMBER 31, 2015		MARCH 5, 2016		DECEMBER 31, 2014
	GRANT DATE	ACCOUNTING	GRANT DATE	ACCOUNTING	GRANT DATE	ACCOUNTING
	FAIR VALUE (a)	FAIR VALUE (b)	FAIR VALUE (a)	FAIR VALUE (b)	FAIR VALUE (a)	FAIR VALUE (b)
SHARE PRICE	$44.39	$45.01	$46.57	$46.97	$39.51	$40.07
Aggregate Difference	$124,415		$42,993		$123,886
Difference per share	$0.62		$0.40		$0.56

(a)	The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective.
(b)	Amortized over the vesting period of the awards.
(4)	The value shown under this column was allocated as per our compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 25% of the total long-term incentive plan value in PSUs. The following table details the amounts awarded under both plans:

	2013		2012		2011
	RSUs	PSUs	RSUs	PSUs	RSUs	PSUs
NEO	($)	($)	($)	($)	($)	($)
G.A. Cope	2,937,500	1,468,750	2,937,500	1,468,750	2,650,000	1,325,000
S.A. Vanaselja	625,000	312,500	625,000	312,500	625,000	312,500
W. Oosterman	5,875,000	437,500	875,000	437,500	750,000	375,000
K.W. Crull	875,000	437,500	750,000	375,000	750,000	375,000
T. Little	625,000	312,500	625,000	312,500	1,350,000	0

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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

(5)	BCE started to use the binomial valuation method for the evaluation of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions. Most important, the dividend is calculated assuming a dividend growth commensurate with the corporation’s dividend growth strategy instead of a fixed dividend. The main assumptions used in determining compensation fair value and financial statements value are described in the following table:

	2013		2012		2011
		FINANCIAL		FINANCIAL		FINANCIAL
KEY ASSUMPTIONS	FAIR VALUE	STATEMENTS	FAIR VALUE	STATEMENTS	FAIR VALUE	STATEMENTS
Vesting Period	3 years	3 years	3 years	3 years	3 years	3 years
Dividend Yield	5.1%	5.2%	5.33%	5.4%	5.5%	5.5%
Expected Volatility	17.7%	17.7%	21.0%	21.0%	21.7%	21.0%
Risk-Free Interest Rate	1.50%	1.25%	1.27%	1.36%	2.27%	2.72%
Total Exercise Period	7 years	7 years	7 years	7 years	7 years	7 years
Expected Life	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years
Binomial Value	$3.72	$2.81	$4.12	$3.13	$4.10	$3.10

The difference between the grant date fair value used for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2013, is approximately $0.91 less per option or $726,217 for the 798,054 stock options awarded to the NEOs on February 18, 2013. In 2012, the difference between the grant date fair value for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2012, was approximately $0.99 less per option or $698,342 for the 705,402 stock options awarded to the NEOs on February 20, 2012. The accounting fair value is amortized over the vesting period of the awards. In 2011, the difference between the stock option award grant date fair value and the accounting fair value of the stock option award as at December 31, 2011, was approximately $1.00 less per option or $658,529 for the 658,539 stock options awarded to the NEOs on February 21, 2011. The accounting fair value is amortized over the vesting period of the awards.
(6)	This column includes only the annual short-term incentive awards paid to the NEOs.
(7)	As described under Pension arrangements, for all NEOs except for Mr. Vanaselja this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. For Mr. Vanaselja, it represents the service cost evaluated at the end of such year of an additional year of service.
(8)	All Other Compensation is comprised of the following components:

				CORPORATION
		PERQUISITES AND		CONTRIBUTION
		OTHER PERSONAL		UNDER EMPLOYEES				TOTAL ALL OTHER
		BENEFITS	(a)	SAVINGS PLAN	(b)	OTHER	(c)	COMPENSATION
NAME	YEAR	($)		($)		($)		($)
G.A. Cope	2013	122,373		28,000		16,796		167,169
	2012	122,373		25,000		15,642		163,015
	2011	122,373		25,000		16,882		164,255
S.A. Vanaselja	2013	–		11,500		8,362		19,862
	2012	–		11,500		7,950		19,450
	2011	–		11,500		11,318		22,818
W. Oosterman	2013	–		15,000		8,783		23,783
	2012	–		15,000		8,799		23,799
	2011	–		14,000		8,998		22,998
K.W. Crull	2013	77,874		15,000		11,340		104,214
	2012	77,874		14,000		10,854		102,728
	2011	77,873		14,000		11,348		103,221
T. Little	2013	–		12,000		7,492		19,492
	2012	–		12,000		7,542		19,542
	2011	–		10,104		5,607		15,711

(a)	For Mr. Cope, it consists mainly of a perquisite allowance in the amount of $120,000 for years 2013, 2012, 2011. For Mr. Crull, it is essentially composed of a perquisite allowance of $45,500 and of tuition fees in the amount of $30,000 for each of years 2013, 2012, 2011. Perquisites and other personal benefits that in aggregate are worth less than $50,000 or 10% of the total annual base salary of a NEO for the financial year are not included.
(b)	Under the Employees’ Savings Plan, when employees, including NEOs, elect to contribute up to 6% of their eligible earnings to buy BCE common shares, the Corporation contributes $1 for every $3 that the employee contributes. In order to encourage share ownership over the longer term, participants may not withdraw any common shares bought with their own contributions under the plan for a two-year period to allow employer contributions to vest. The amounts shown include both vested and unvested employer contributions.
(c)	For all NEOs, this column includes mainly company-paid life insurance premiums and gross-up payments.
(9)	Includes a one-time special RSU retention grant of $5,000,000.
(10)	RSU grant as per the terms of his appointment.

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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

11.2 INCENTIVE PLAN AWARDS

OUTSTANDING UNEXERCISED OPTION-BASED AWARDS AND UNVESTED SHARE-BASED AWARDS

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2013. Refer to section 9.5 entitled 2013 Compensation Elements under the heading Long-Term Incentive Plan for key features of the plans.

	OPTION-BASED AWARDS										SHARE-BASED AWARDS
												MARKET		MARKET
											NUMBER	OR PAYOUT		OR PAYOUT
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS									OF SHARES	VALUE OF		VALUE OF
									VALUE OF		OR UNITS	SHARE-BASED		SHARE-BASED
					OPTION				UNEXERCISED		OF SHARES	AWARDS THAT		AWARDS NOT
				TOTAL	EXERCISE		OPTION		IN-THE-MONEY		THAT HAVE	HAVE NOT		PAID OUT OR
	GRANT	VESTED	NOT VESTED	OPTIONS	PRICE	(1)	EXPIRATION		OPTIONS	(3)	NOT VESTED	VESTED	(4)	DISTRIBUTED	(4)
NAME	DATE	(#)	(#)	(#)	($)		DATE	(2)	($)		(#)	($)		($)
G.A. Cope	2013-02-18	0	394,826	394,826	44.47		2020-02-17		604,084		225,302	10,363,889		43,871,180
	2012-02-20	0	356,493	356,493	39.73		2019-02-19		2,235,211
	2011-02-21	0	323,171	323,171	35.83		2018-02-20		3,286,649
S.A. Vanaselja	2013-02-18	0	84,006	84,006	44.47		2020-02-17		128,529		47,937	2,205,118		13,221,443
	2012-02-20	0	75,850	75,850	39.73		2019-02-19		475,580
	2011-02-21	0	76,220	76,220	35.83		2018-02-20		775,157
W. Oosterman	2013-02-18	0	117,608	117,608	44.47		2020-02-17		179,940		178,682	8,219,393		19,459,539
	2012-02-20	0	106,190	106,190	39.73		2019-02-19		665,811
	2011-02-21	0	91,464	91,464	35.83		2018-02-20		930,189
K.W. Crull	2013-02-18	0	117,608	117,608	44.47		2020-02-17		179,940		61,914	2,848,063		5,239,539
	2012-02-20	0	91,020	91,020	39.73		2019-02-19		570,695
	2011-02-21	0	91,464	91,464	35.83		2018-02-20		930,189
T. Little	2013-02-18	0	84,006	84,006	44.47		2020-02-17		128,529		47,937	2,205,118		2,275,002
	2012-02-20	0	75,850	75,850	39.73		2019-02-19		475,580
	2011-02-21	0	–	–	–		–		–

(1)	The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.
(2)	The term of any option may not exceed ten years from the effective date of the grant. Since 2011, options have been granted with a seven-year term. The Compensation Committee can always recommend and the Board approve another option term at time of grant as long as the maximum ten-year expiry date is respected.
(3)	The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2013, i.e. $46.00, less the exercise price of those options.
(4)	The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2013, i.e. $46.00, times the number of share units held by the employee in the RSU, PSU and DSU plans, as applicable. For RSUs and PSUs, it also includes dividends credited in the form of additional RSUs (including the dividend paid on January 15, 2014).

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table summarizes option-based awards and share-based awards that vested during 2013 as well as annual short-term incentive awards earned during 2013. Refer to section 9.5 entitled 2013 Compensation Elements under the heading Long-Term Incentive Plan and Annual Short-Term Incentive Awards sections for the key features of the plans.

							NON-EQUITY
							INCENTIVE PLAN
	OPTION-BASED AWARDS		SHARE-BASED AWARDS				COMPENSATION
							VALUE EARNED
		VESTED OPTIONS	VALUE ON		VALUE VESTED		DURING THE
		DURING 2013	VESTING DATE	(1)	DURING THE YEAR	(2)	YEAR	(3)
NAME	VESTING DATE	(#)	($)		($)		($)
G.A. Cope	–	–	5,993,647		5,993,647		2,891,700
S.A. Vanaselja	–	–	1,413,645		1,413,645		791,775
W. Oosterman	–	–	1,696,309		1,696,309		1,201,500
K.W. Crull	–	–	1,696,309		1,696,309		1,032,750
T. Little	–	–	1,892,247	(2)	1,875,523		781,200

(1)	Other than for Mr. Little, the RSUs (and the RSUs credited in lieu of dividends on those RSUs) and PSUs granted on February 21, 2011, vested in full on December 31, 2013. On the vesting day, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $46.00. Mr. Little’s RSUs granted on February 21, 2011 (and the RSUs credited in lieu of dividends on those RSUs) vested in full on February 20, 2013. On the vesting day, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $44.99.
(2)	For all NEOs except Mr. Little, on vesting day the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $46.00. Mr. Little’s value was determined using the volume-weighted average share price of the BCE share price from February 12 to February 19, 2013 of $44.59.
(3)	These amounts are the same as those included in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation (Annual Incentive Plans) and include the entire 2013 annual short-term incentive awards paid in cash and/or in DSUs.

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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The following table shows the increase of the ownership in the Corporation by each NEO by electing to reinvest all or a portion of their annual short-term incentive payouts in DSUs, for the last three years.

	2013			2012			2011
	% ELECTED	VALUE	(1)	% ELECTED	VALUE	(1)	% ELECTED	VALUE	(1)
NAME	IN DSUs	($)		IN DSUs	($)		IN DSUs	($)
G.A. Cope	–	$0		–	$0		–	$0
S.A. Vanaselja	–	$0		100%	$934,375		100%	$813,625
W. Oosterman	100%	$1,201,500		100%	$1,162,500		80%	$750,400
K.W. Crull	–	$0		–	$0		–	$0
T. Little	–	$0		–	$0		20%	$121,714

(1)	The effective date of the grants of DSUs for the 2013 annual short-term incentive was February 19, 2014, and the share price used for conversion was $47.14. For the 2012 annual short-term incentive, the effective date of the grant of the DSUs was February 12, 2013, and the share price used for conversion was $44.23. For the 2011 annual short-term incentive, the effective date of the grant of DSUs was February 14, 2012, and the share price used for conversion was $39.47. For all grants, the share price is equal to the closing share price of a board lot of common shares of BCE on the Toronto Stock Exchange on the last trading day before the grant comes into effect.

The following table shows the increase of the ownership in the Corporation by each NEO by electing to reinvest all or a portion of their 2011 RSU and PSU payouts in DSUs.

	2011 RSUs		2011 PSUs		TOTAL
	% ELECTED	VALUE	% ELECTED	VALUE	VALUE
NAME	IN DSUs	($)	IN DSUs	($)	($)
G.A. Cope	100%	$3,995,747	100%	$1,997,900	$5,993,647
S.A. Vanaselja	100%	$942,412	100%	$471,233	$1,413,645
W. Oosterman	100%	$1,130,873	100%	$565,436	$1,696,309
K.W. Crull	50%	$565,436	50%	$282,718	$848,154
T. Little	25%	$473,062	(1)	(1)	$473,062

(1)	As part of his employment terms, Mr. Little was not granted PSUs in 2011.

The following table lists the number and net value of options that were exercised during 2013 by each NEO.

NUMBER
	OF SHARES		NET VALUE
	ACQUIRED ON		REALIZED
NAME	EXERCISE	EXERCISE PRICE	UPON EXERCISE	(1)
G.A. Cope	–	–	–
S.A. Vanaselja	–	–	–
W. Oosterman	–	–	–
K.W. Crull	50,000	29.30	$893,000
T. Little	–	–	–

(1)	This amount is calculated based on the differences between the exercise price and the market price of the shares at the time of exercise.

STOCK OPTION PLAN

The stock option plan was established in 1999. It is available to officers and other employees of the Corporation and its subsidiaries who in the opinion of the Compensation Committee have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

In 2013, 2,993,902 options were granted under the stock option plan, representing 0.4% of issued and outstanding shares, none of which were vested as of December 31, 2013.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. Since 2011, options have been granted with a seven-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

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Under the terms of the stock option plan, the Compensation Committee has the authority to depart from standard vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval. However, the Compensation Committee may not, without shareholder approval:

  increase the number of common shares that can be issued under the stock option plan reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)
  extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

In 2013, we did not amend our stock option plan. In 2014, amendments of a “housekeeping” nature were made. These amendments did not adversely alter or impair the terms or conditions of the options previously granted to an optionee under the plan. Shareholder approval was not required for these amendments. Additional information regarding the stock option plan can be found in section 9.5 entitled 2013 Compensation Elements under the heading Long-Term Incentive Plan and in section 11.5 entitled Termination and Change-in-Control Benefits under the heading Stock Options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

NUMBER OF SECURITIES
REMAINING AVAILABLE
FOR FUTURE ISSUANCE
	NUMBER OF SECURITIES		UNDER EQUITY
	TO BE ISSUED	WEIGHTED AVERAGE	COMPENSATION
	UPON EXERCISE OF	EXERCISE PRICE OF	PLANS EXCLUDING
	OUTSTANDING OPTIONS,	OUTSTANDING OPTIONS,	SECURITIES REFLECTED
	WARRANTS AND RIGHTS	WARRANTS AND RIGHTS	IN COLUMN (A)
	(#)	($)	(#)
NAME	(A)	(B)	(C)
Equity compensation plans approved by security holders	–	–	–
Equity compensation plans not approved by security holders (1)	7,870,231	40	39,174,950	(2)
Total	7,870,231	40	39,174,950

(1)	The key features of the stock option plan are provided under section 9 entitled Compensation Discussion & Analysis – Long-Term Incentive Plan.
(2)	This number includes 12,411,790 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2013.

	COMMON SHARES ISSUABLE(1)				COMMON SHARES ISSUED TO DATE			COMMON SHARES UNDER OUTSTANDING OPTIONS

	NUMBER		%	(2)	NUMBER	%	(2)	NUMBER		%	(2)
BCE Inc. Long-Term Incentive (Stock Option) Program (1999) (3)	33,531,369	(4)	4.3		16,162,536	2.1		7,870,231	(5)	1.0
Employees’ Savings Plans (1970) and (2000)	12,411,790	(6)	1.6		17,676,959	2.3		N/A		N/A

(1)	This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.
(2)	Outstanding BCE common shares as at December 31, 2013 = 775,892,552.
(3)	As at the date of this circular, there were 32,752,133 common shares issued and issuable under the Stock Option Program (1999), which represented 4.2% of the then outstanding common shares.
(4)	Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).
(5)	As at the date of this circular, there were 9,927,091 common shares underlying outstanding options, which represented 1.3% of the then outstanding common shares.
(6)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2013	2012	2011
Dilution (1)	1.0%	0.7%	0.5%
Overhang (2)	4.3%	4.4%	4.5%
Burn Rate (3)	0.4%	0.3%	0.3%

(1)	(Total options outstanding) ÷ (total common shares outstanding).
(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).
(3)	(Total options granted during the fiscal year) ÷ (total common shares outstanding).

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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

11.3 EMPLOYEES’ SAVINGS PLANS (ESPs)

ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the Corporation. In most instances, employees who have completed at least six months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can choose to have up to 12% of their annual eligible earnings withheld through regular payroll deductions to buy BCE common shares. The employer contributes up to 2% of the employee’s annual eligible earnings to the plan. Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) (the “1970 ESP”) and the BCE Inc. Employees’ Savings Plan (2000) (the “2000 ESP”). The 2000 ESP, which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both ESPs are substantially similar, with the exception of amendments made in July 2010 to the 1970 ESP.

The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. In 2013, no shares were purchased from treasury under the ESPs.

The number of shares that may be issued under the ESPs to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESPs is not assignable.

Under the terms of the ESPs, the Board has the authority to modify the ESPs without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

However, the Board may not, without shareholder approval:

  amend the limit on employee contribution
  amend the offering period to more than 27 months
  introduce a discount purchase price
  amend the maximum Corporation contribution
  increase the number of common shares issuable pursuant to the ESPs, or allow for a potential dilution associated with the ESPs, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

The 1970 ESP supports long-term share ownership and builds greater interest in the growth and success of our Corporation. Shares purchased with employee contributions may not be withdrawn from the plan for a two-year period to allow employer contributions to vest. Shares are then purchased with the employer contributions and become available to the participant. Upon departure from the Corporation, except upon involuntary termination, retirement or death, the unvested employer contributions are forfeited.

No changes were made to the 1970 ESP and the 2000 ESP in 2013.

11.4 PENSION ARRANGEMENTS

DEFINED CONTRIBUTION ARRANGEMENTS

THE DC BASIC PLAN IS THE SUM OF:

  Employee contributions: Employee may contribute up to a maximum of 4% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit.
  Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%.
a.	Registered DC Plan Arrangement

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant has the responsibility to choose how to invest the contributions made in his or her registered account and the rate of return depends on his or her choice. Employee contributions, Corporation contributions and any investment returns are immediately vested. The sum of employee and employer contributions is limited to the maximum allowed under the ITA for registered pension plans.

b.	DC Notional Account

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions stop being deducted from the employee’s pay and deemed employer contributions start to accumulate in his or her DC Notional Account. The notional account is credited monthly at the rate of return of an actively managed fund called the Bimcor Balanced Fund. This notional account accumulates until termination, retirement or death, at which point it is paid in cash to the employee or beneficiary.

DEFINED CONTRIBUTION SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DC SERP)

All EVPs, including NEOs, hired or appointed to an officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions accumulated in their accounts under the DC Basic Plan (Registered DC Plan Arrangement and DC Notional Account) while serving as an officer.

Once an executive officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age and years of service) to 3.0 upon reaching 80 points is applied to employer contributions (DC Basic Plan). An executive officer may therefore accumulate while an officer (through employer contributions and the related multiplier) up to 18% of his or her pensionable earnings plus credited investment returns.

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The additional amount attributable to DC SERP equals the multiplier times:

  the employer’s contributions accumulated in their accounts under the DC Basic Plan; less the employer’s contributions accumulated in their accounts under the DC Basic Plan at the date they became officers.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The entire cost is paid by the Corporation for the DC SERP, and this benefit is payable in a lump sum at termination, death or retirement. The DC SERP, by its nature, does not include any indexation provision.

The following table shows amounts from all the Corporation’s defined contribution arrangements applicable for the NEOs subject to this pension arrangement.

			BALANCE AS OF			NON-		BALANCE AS OF
	NAME OF THE		DECEMBER 31, 2012	COMPENSATORY	(1)	COMPENSATORY	(2)	DECEMBER 31, 2013
EXECUTIVE	ARRANGEMENT		($)	($)		($)		($)
G.A. Cope (3)	DC Basic Plan	(5)	1,735,894	279,813		90,850		2,106,557
	DC SERP	(6)	1,913,696	349,766		230,064		2,493,526
	Total		3,649,590	629,579		320,914		4,600,083
W. Oosterman	DC Basic Plan	(5)	663,762	112,875		42,078		818,715
	DC SERP	(6)	560,504	112,875		89,804		763,183
	Total		1,224,266	225,750		131,882		1,581,898
K.W. Crull	DC Basic Plan	(5)	810,618	111,250		55,221		977,089
	DC SERP	(6)	607,543	100,125		109,361		817,029
	Total		1,418,161	211,375		164,582		1,794,118
T. Little (4)	DC Basic Plan	(5)	184,431	81,552		32,810		298,793
	DC SERP		0	0		0		0
	Total		184,431	81,552		32,810		298,793

(1)	Employer contribution in 2013 for the different DC arrangements.
(2)	Employee contribution and investment return for the DC Basic Plan, and investment return for the DC SERP.
(3)	In conjunction with his appointment as President and COO of Bell Canada in January of 2006 and to recognize the level of seniority at which he joined the Corporation, Mr. Cope was credited five years of service and $180,000 of notional employer contributions in his DC Notional Account (included under DC Basic Plan in the above table) through a special arrangement.
(4)	Mr. Little will become eligible for his DC SERP benefits in November 2015.
(5)	DC Basic Plan includes the Registered DC Plan Arrangement and the DC Notional Account.
(6)	As of December 31, 2013, these NEOs were eligible for the following SERP multipliers:

EXECUTIVE	AGE	SERVICE		POINTS	MULTIPLIER
G.A. Cope	52.4	13.1	(a)	65.5	2.25	x
W. Oosterman	53.2	7.4		60.6	2.00	x
K.W. Crull	49.4	8.8		58.2	1.90	x

(a)	Includes five years of service granted upon hire through a special arrangement.

DEFINED BENEFIT ARRANGEMENTS

DB BASIC PLAN

For each year of pensionable service from January 1, 1987, under the DB Basic Plan, the amount of annual pension payable to Mr. Vanaselja from age 65 shall be equal to the sum of:

i.	1.0% of the Year’s Maximum Pensionable Earnings of the year (YMPE); and
ii.	1.7% of the officer’s average annual pay during the best 60 consecutive months of pensionable earnings (AAPE) in excess of the YMPE.
a.	Registered DB Plan Arrangement

The Registered DB Plan Arrangement is a component of the Bell Plan. This arrangement is calculated using the AAPE in which the officer’s compensation produces the highest average. However, it is limited to the maximum allowed under the ITA for registered pension plans. Benefits are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

b.	Excess DB Pension

The excess pension is the pension amount that exceeds the ITA limit on registered pension plans. The entire cost is paid by the Corporation.

This benefit is payable only upon retirement or death after age 55 and is not subject to any deductions for government benefits or other offset amounts. Benefits are also partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

DEFINED BENEFIT SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DB SERP)

All executive officers, including NEOs, hired or appointed to an officer position on or before December 31, 2004, are eligible for benefits under the DB SERP. The executive officer receives 1.5 years of pensionable service for every year he or she serves as an officer. Retirement eligibility is based on the executive officer’s age and years of service. The Board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special DB SERP arrangement. The DB SERP is a non-contributory arrangement.

In general, an executive officer is eligible to receive DB SERP benefits when he or she reaches one of the following:

  at least age 55, and the sum of age and service is at least 85 at least age 60, and the sum of age and service is at least 80 age 65 and has 15 years of service.
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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pensions are calculated based on pensionable service and pensionable earnings. Pensionable earnings include base salary and annual short-term incentive awards, up to a maximum of the target value, whether they are paid in cash or DSUs. The average of the executive officer’s best consecutive 36 months of pensionable earnings is used to calculate his or her pension.

An executive officer may receive up to 70% of his or her average pensionable earnings as total pension benefits under the DB Basic Plan and DB SERP. Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the executive officer. Pension payments are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

In addition to the results in the following table, the executive officers receive a retirement allowance equal to one year’s base salary when they retire under DB SERP provisions. This is not included in their pensionable earnings.

SPECIAL DEFINED BENEFIT ARRANGEMENT (DB SA)

From time to time, the Board may grant a DB SA that would become payable to NEOs if they were to retire before being eligible for their DB SERP. This benefit can be granted to compensate for any gaps between the DB Basic Plan and the DB SERP in certain circumstances.

The following table shows information from all the Corporation’s defined benefit arrangements for the active NEO subject to this pension arrangement.

	NUMBER OF
	YEARS		ANNUAL BENEFITS PAYABLE				ACCRUED				NON-	ACCRUED
	CREDITED						OBLIGATION AT		COMPENSATORY		COMPENSATORY	OBLIGATION AT
	SERVICE		AT YEAR END	(1)	AT AGE 65	(2)	START OF YEAR	(3)	CHANGE	(4)	CHANGE (5)	YEAR END	(6)
EXECUTIVE	(#)		($)		($)		($)		($)		($)	($)
S.A. Vanaselja
DB Basic Plan (7)	19.9		273,087		476,881		4,809,834		239,445		(265,382)	4,783,897
DB SERP & DB SA (8)	29.3	(9)	209,913		302,637		3,753,699		187,117		(206,978)	3,733,838
Total			483,000		779,518		8,563,533		426,562		(472,360)	8,517,735

(1)	Annual benefits payable at year end represents the pension payable under the DB SA and under the DB Basic Plan assuming the final average earnings as of December 31, 2013. The immediate pensions illustrated in this table are under the joint & survivor option.
(2)	Annual benefits payable at age 65 represents the pension payable under the DB SERP and under the DB Basic Plan assuming the final average earnings as of December 31, 2013 is fixed and the NEO continues to work up to age 65. The pensions illustrated in this table are under the joint & survivor option.
(3)	Accrued obligation at start of year is performed using the assumptions in the financial statement as of the plan measurement date (December 31, 2012). The accrued obligation excludes the retirement cash allowance equal to one year’s base salary payable upon retirement pursuant to the DB SERP.
(4)	The compensatory change for 2013 represents the current service cost of an additional year of service.
(5)	The non-compensatory change represents the impact of the discount rate (from 4.4% to 4.9%) and the change of YMPE (established and revised annually by the government and used for the purposes of the Canada/Québec Pension Plan) on accrued obligation.
(6)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 4.9% and increase in base salary of 2.25% annually. The accrued obligation excludes the retirement cash allowance equal to one year’s base salary payable upon retirement pursuant to the DB SERP.
(7)	The DB Basic Plan includes the Registered DB Plan Arrangement and the Excess DB Pension.
(8)	Mr. Vanaselja is eligible for DB SERP benefits if he retires on or after age 60. If his employment terminates or is severed before age 60, his annual pension will be equal to a percentage of pensionable earnings corresponding to 35% at age 55 plus 3.5% per additional year of age under his DB SA.
(9)	The number of years of credited service for calculating total pension benefits for DB SERP at December 31, 2013 was 29.3 years, which includes 19.9 years of actual service and an additional 9.4 years that was credited to Mr. Vanaselja under the Corporation’s policy, pursuant to which 1.5 years of service is credited for every year of actual service while acting as an officer.

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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

11.5 TERMINATION AND CHANGE-IN-CONTROL BENEFITS

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of and NEO’s employment or a change in control. The Compensation Committee has the authority to depart from these standard provisions at the time an option, an RSU or a PSU is granted.

STOCK OPTIONS

EVENT
Voluntary resignation	All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.
Termination for cause	All vested and unvested options are forfeited on the event date.
Termination without cause (other than following a change in control)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.
Retirement (1)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.
Death	All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstandingoptions are forfeited.
Change in control	If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change in control, unvested options can be exercised for a period of 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs AND PSUs

EVENT	RSUs	PSUs
Voluntary resignation	All outstanding unvested grants are forfeited on the event date.
Termination for cause	All outstanding unvested grants are forfeited on the event date.
Termination without cause (other than following a change in control)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.	Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.
Retirement (1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.	Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.
Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.
Change in control	If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change in control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

ESTIMATED PAYMENTS FOR NAMED EXECUTIVE OFFICERS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change in control. Amounts were calculated as if termination had occurred on December 31, 2013.

GEORGE A. COPE

The terms applicable in the event of different termination scenarios, which were agreed upon on Mr. Cope’s appointment as President and CEO, are described in the table below.

					2013	ADDITIONAL
	NOTICE				SHORT-TERM	PENSION								STOCK
	PERIOD	(1)	SEVERANCE	(2)	AWARD	BENEFITS	(3)	PERQUISITES	(4)	RSUs	(5)	PSUs	(5)	OPTIONS	(6)	TOTAL
EVENT	($)		($)		($)	($)		($)		($)		($)		($)		($)	BENEFITS	(4)
Termination without cause (other than following a change in control)	–		8,573,438		–(7)	1,615,159		240,000		–		–		–		10,428,597	24-month
																	extension

Termination for cause	–		–		–	–		–		–		–		–		–	–

Voluntary resignation	466,667		–		–	–		40,000		–		–		–		506,667	4-month extension

Long-term disability (LTD)(8)	–		8,573,438		–(7)	1,615,159		240,000		–		–		–		10,428,597	Until age 65

Death	–		–		–	–		–		6,909,226		3,454,662		6,125,944		16,489,832	–
Resignation for good reason(9)	–		8,573,438		–(7)	1,615,159		240,000		–		–		6,125,944		16,554,541	24-month extension

Termination without cause following a change in control(9)

(1)	In case of voluntary resignation, Mr. Cope must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying Mr. Cope’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.
(2)	The 24-month severance is calculated using Mr. Cope’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. Mr. Cope’s average annual short-term incentive award for 2011 and 2012 was $2,886,719. Severance is payable in equal installments over a 12-month period, without interest.
(3)	Amount includes 24 months of employer contribution (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. This additional pension value will be payable in 12 monthly instalments without interest. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if Mr. Cope had remained employed during such 24-month period, such amount being payable within 30 days following termination. Refer to Pension Arrangements for more information on the DC arrangement of the pension plan. In case of LTD, Mr. Cope will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation. Refer to footnote (1) above for information on LTD.
(4)	Upon a termination event other than termination for cause, LTD and voluntary resignation, all benefits and perquisites will be maintained for 24 months except the following: short- and long-term disability plans, vacation, parking, security system and computer support. Outplacement services will also be provided as per the policy for executives. In the event of alternate employment within the 24-month period, all benefits and perquisites will cease immediately. Upon LTD, Mr. Cope will receive LTD benefits in accordance with the Corporation’s LTD plan up to age 65 and 24 months of perquisites.
(5)	If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2013, Mr. Cope had the following holdings under both plans evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2013, of $46.00. Accelerated vesting in case of death was also calculated using the same price.

PLAN	NUMBER OF UNITS HELD	DECEMBER 31, 2013 VALUE
RSUs	150.200	$6,909,226
PSUs	75,101	$3,454,662

(6)	If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2011, 2012 and 2013 until their expiry date. In case of death or termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2013, of $46.00 Refer to section 11.2 entitled Incentive Plan Awards for complete details on outstanding stock options for Mr. Cope.
(7)	Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2013 is disclosed in the Summary Compensation Table.
(8)	Thirty days after becoming totally disabled, Mr. Cope is deemed to have resigned from his position and becomes eligible to receive termination payments and perquisite allowance identical to those applicable in case of termination without cause. He will receive benefits and payments under the Corporation’s LTD plan until age 65 (continuation of health care benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD which provides for continued participation.
(9)	The provisions applicable to a resignation for good reason or a termination following a change in control are the same as those applicable to any termination without cause, except with regards to the provisions applicable to his stock options. Under Mr. Cope’s agreement, resignation for good reason may only take place during the two years following a change in control (defined as acquisition of more than 50% of the common shares of Bell Canada or BCE by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) Mr. Cope is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in Mr. Cope’s compensation.

74 BCE Inc. 2014 Proxy Circular

11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The payments and benefits described in the table on the previous page (with the exception of the Notice Period column) are subject to Mr. Cope’s compliance with the 12-month non-competition (in Canada), non-solicitation and non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by Mr. Cope to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, Mr. Cope’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

If the Corporation needs to restate its financial statements due to gross negligence, intentional misconduct or fraud on the part of Mr. Cope during the 24 months preceding the restatement, and it is determined that cash or equity awards paid to Mr. Cope would have been lower than awards actually awarded or received had the restatement occurred prior to the payment of such award (“Restated Amounts”), the Board will have the right to:

  require him to reimburse the portion of any cash or vested incentive compensation awarded to him after July 11, 2008 (date of appointment as President and CEO) in excess of the restated amounts, net of tax and transaction costs cancel the portion of unvested cash or equity compensation awards, cash bonuses or deferred compensation granted to him after July 11, 2008 in excess of the Restated Amounts, and require him to reimburse any gain realized by him from the exercise of options granted to him after July 11, 2008 in excess of the Restated Amounts, net of tax and transaction costs.

To the extent permitted by law, the Corporation will pay for Mr. Cope’s legal fees should a dispute with respect to the above clawback policy occur.

OTHER NAMED EXECUTIVE OFFICERS

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2013.

										OTHER
		SEVERANCE	(1)	RSUs	(2)	PSUs	(3)	STOCK OPTIONS	(4)	PAYMENTS	(5)	TOTAL
	EVENT	($)		($)		($)		($)		($)		($)
S.A. Vanaselja (6)	Termination without cause	1,725,000		–		–		–		–		1,725,000
	(other than following a change
	in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		1,470,061		735,055		1,379,265		–		3,584,381
	Termination without cause	1,725,000		–		–		1,379,265		–		3,104,265
	in the 18 months following
	a change in control
W. Oosterman (7)	Termination without cause	2,250,000		–		–		–		–		2,250,000
	(other than following a change
	in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		7,190,314		1,029,078		1,775,940		–		9,995,332
	Termination without cause	2,250,000		–		–		1,775,940		–		4,025,940
	in the 18 months following
	a change in control
K.W. Crull (8)	Termination without cause	3,000,000		–		–		–		300,000		3,300,000
	(other than following a change
	in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		1,898,691		949,371		1,500,884		300,000		4,648,946
	Death	–		1,898,691		949,371		1,680,824		–		4,528,886
	Termination without cause	3,000,000		–		–		1,680,824		300,000		4,980,824
	in the 18 months following
	a change in control
T. Little	Termination without cause	1,800,000		–		–		–		–		1,800,000
	(other than following a change
	in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		1,470,061		735,056		604,109		–		2,809,225
	Termination without cause	1,800,000		–		–		604,109		–		2,404,108
	in the 18 months following
	a change in control

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11 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

(1)	Even though there are no formal agreements between Mr. Vanaselja and Mr. Little and the Corporation, a severance indemnity equal to 18 months of base salary and annual short-term incentive award at target has been estimated based on their seniority and years of service. For Messrs. Oosterman and Crull this represents the severance indemnity payable in accordance with their respective employment agreement, as detailed in footnotes (7) and (8) below. Messrs. Vanaselja, Oosterman, Crull and Little do not have special severance provisions in the event of a termination without cause following a change in control, and such termination would therefore trigger the provisions set forth for termination without cause, if any.
(2)	Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2013, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2013, of $46.00, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2013
S.A. Vanaselja	31,957	1,470,061
W. Oosterman	156,311	7,190,314
K.W. Crull	41,275	1,898,691
T. Little	31,957	1,470,061

(3)	Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2013, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2013, of $46.00, under the PSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2013
S.A. Vanaselja	15,979	$735,055
W. Oosterman	22,371	$1,029,078
K.W. Crull	20,638	$949,371
T. Little	15,979	$735,056

(4)	Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restricted covenants until the stock option expiry date will render the individual eligible for continued vesting and rights to exercise the stock options granted in 2011, 2012 and in 2013 until their expiry. In case of death or termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2013, of $46.00. Refer to section 11.2 entitled Incentive Plan Awards for complete details on outstanding stock options for our NEOs.
(5)	For Mr. Crull, this represents the estimated costs of relocating from Toronto to the United States, which will be reimbursed by the Corporation in the event of a termination without cause or resignation in accordance with his employment agreement, as detailed under footnote (3) above.
(6)	As per his pension arrangement, Mr. Vanaselja is eligible for benefits under the DB SERP if his employment terminates or is severed before he reaches age 60. His annual pension will be equal to a percentage of pensionable earnings corresponding to 35% at age 55 plus 3.5% per additional year of age. In case of death, a reduced pension will be granted to his surviving spouse.
(7)	Mr. Oosterman’s employment agreement dated July 3, 2006, provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Oosterman’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.
(8)	In light of his appointment to the position of COO of CTVglobemedia Inc., which became effective on November 1, 2010, Mr. Crull’s agreement, dated January 26, 2005 and amended on October 25, 2005 and May 7, 2007, was further amended on September 30, 2010. Mr. Crull’s compensation was not modified as a result of that amendment. Mr. Crull’s employment agreement provides for the payment of a severance indemnity equal to 24 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Crull’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement. In the event of termination without cause or voluntary resignation, the Corporation will reimburse pre-approved relocating costs from Toronto to the United States within nine months of termination. In addition, the vesting of RSUs, PSUs and stock options will continue for a 24-month period or until the options’ expiry date if earlier, in accordance with the vesting schedule attached to each grant of RSUs, PSUs and stock options. Following the end of the 24-month period, vested options will be exercisable for 30 days.

76 BCE Inc. 2014 Proxy Circular

12 OTHER IMPORTANT INFORMATION

12.1 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2 PERSONAL LOANS TO DIRECTORS AND OFFICERS

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3 CANADIAN OWNERSHIP AND CONTROL REGULATIONS

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares
  at least 80% of the members of the carrier company’s board of directors are Canadians the carrier company is not controlled by non-Canadians.

In addition, where a parent company (carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares
  it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares
  suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Telecommunications Act.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell ExpressVu, Bell Media and Bell Canada (in its capacity as the licensee of Bell Fibe TV distribution systems in Ontario and Quebec) generally mirror the rules for Canadian – owned and – controlled common carriers by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian ownership rules is that the CEO

BCE Inc. 2014 Proxy Circular 77

12 OTHER IMPORTANT INFORMATION

of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcasting licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

12.4 HOW TO REQUEST MORE INFORMATION

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2013. These documents are also available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. All of our news releases are also available on our website. You can also ask us for a copy of these documents, as well as of the documents listed below, at no charge:

  our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report any interim financial reports that were filed after the financial statements for our most recently completed financial year our MD&A for the interim periods
  the circular for our most recent annual general shareholder meeting, and our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, CST Phoenix Advisors, by e-mail at inquiries@phoenixadvisorscst.com, by telephone at 1-866-822-1244 (toll free within Canada or the United States) or 416-682-3825 (banks, brokers and collect calls outside Canada and the United States) for service in English and French or by fax at 1-888-509-5907 (North American Toll Free Facsimile) or 647-351-3176.

12.5 SHAREHOLDER PROPOSALS FOR OUR 2015 ANNUAL MEETING

We will consider proposals from shareholders to include as items in the management proxy circular for our 2015 annual general shareholder meeting. Your proposals must be received by us by December 5, 2014.

78 BCE Inc. 2014 Proxy Circular

13 SCHEDULE A – SHAREHOLDER PROPOSALS

A shareholder proposal has been submitted for consideration at the meeting by each of the “Mouvement d’éducation et de défense des actionnaires” (MÉDAC) and Qube Investment Management Inc., both being investors holding at least $2,000 worth of BCE common shares. The full text of each proposal and supporting comments are set out in italics below (translation from the original proposal submitted by MÉDAC in French).

PROPOSAL NO. 1 – RISK MANAGEMENT COMMITTEE

It is proposed that the Board of Directors strike a committee separate from the Board of Directors which will have oversight of risk management at the Corporation.

At the last annual meeting, when we submitted this proposal, 6.74% of the votes were cast in its favour, for a total of over 22 million shares.

We believe it is important to submit this motion again for the following three reasons:

Although management said in its response to our proposal that “our risk identification and management processes are under the overall oversight of the Board”, it is not reassuring to note that none of the 2013 directors mentioned risk management as an area of expertise. Moreover, there was no reference to risk management as a competency in the competency matrix on page 26 of last year’s management proxy circular.

Although risk management is mentioned in the Audit Committee Charter, it accounts for only a tiny part of the committee’s work. Emphasis is placed on disclosure controls and procedures and internal controls over financial reporting.

The scant attention paid to directors’ development of these competencies, with only one education day being dedicated to this subject in 2012, while audit, pension plans and compensation were given top priority.

Considering the risk management issues facing the board of directors, it is essential to strike a committee and to invest in developing directors’ competencies in this area by means of a continuing education program.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 1 for the following reasons:

At BCE, the Board considers risk management to be its ultimate responsibility, as clearly set out in the Board of Directors’ Charter, attached as Schedule C. The Board delegates responsibility for certain elements of risk oversight to specific Board committees as is most appropriate given their area of expertise and focus. For example, at this time the following Board committees are tasked with reviewing, monitoring, reporting and, where appropriate, providing recommendations to the Board with regard to certain risks:

  Audit Committee: financial and operational, security, privacy, business continuity and environmental risks
  Compensation Committee: change management and integration, human resources and executive compensation policies and practices risks
  Pension Committee: risks pertaining to the pension fund
  Governance Committee: BCE’s corporate governance guidelines, composition of the Board and its committees, oversight of policies concerning business conduct, ethics and public disclosure of material information.

The charters of the Board and of each committee are reviewed on an annual basis, including as it regards to responsibilities pertaining to risk management. We provide detailed information on our approach to risk management, including our three lines of defense, in this circular under section 6 entitled Corporate Governance Practices and in particular under Risk Oversight.

This year, we added Risk Management to our competency matrix. Risk Management is one of the top three competencies of eight of our directors – see section 6.1 entitled Board of Directors under Competency Requirements for more details.

Individual business units’ plans and strategies, including the identification of significant risks and mitigation strategies, are reviewed on a regular basis with the full Board. Management also undertakes on an annual basis an enterprise-wide process to identify, classify, assess and report to the Board on the Corporation’s significant risks and mitigation strategies.

The Board believes that its and BCE’s approach to risk management is sound and appropriate considering BCE’s lines of business, corporate structure and risk profile.

In 2013, BCE’s excellence in corporate governance practices, of which risk oversight is a key component, was recognized by three separate organizations.

This proposal, submitted by MÉDAC at the last two meetings of the shareholders of BCE, was rejected by 93.26% of the votes expressed in 2013 and by 91.3% of the votes expressed in 2012.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

BCE Inc. 2014 Proxy Circular 79

13 SCHEDULE A – SHAREHOLDER PROPOSALS

PROPOSAL NO. 2 – TOTAL EXECUTIVE COMPENSATION GROSS PAY CAP AT $5,000,000

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to FIVE MILLION DOLLARS.

As a leading communications company, BCE should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

According to Statistics Canada, as of December 2012, the average Canadian employee earned $47,234/annum including overtime. In the 2012 proxy filing, we found Named Executive Positions (NEO) at BCE earning over ELEVEN MILLION DOLLARS.

It is reasonable to expect a rational link between the compensation programs of all employees worldwide and a fantastic concept that any one employee’s contribution could be considered so much greater than the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company’s wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 2 for the following reasons:

The Board’s approach to executive compensation is appropriate and aligned with the Corporation’s performance and market practices in executive compensation in order to grow long-term value for shareholders.

Bell operates in a highly competitive market and the attraction and retention of top talent is an important element to the successful execution of our corporate strategy and the delivery of value to our shareholders. The determination of executive compensation follows a sound process that considers all relevant aspects. With the assistance of independent external advisors, we ensure that senior executive compensation takes into account a benchmarking of comparable companies who compete with us for talent. Accordingly, the primary determinant of compensation level for any position at BCE and Bell Canada is the value placed in the job market for a position requiring similar skills and experience.

Further, the mix between fixed and variable compensation is designed to encourage a reasonable risk taking approach. For the President and CEO and our other senior executives, a significant portion of their compensation is closely aligned with the value delivered to shareholders: in 2013, approximately 80% of their target compensation was at risk and subject to Compensation Committee discretion.

BCE was among the first companies in Canada to hold a shareholder advisory vote on executive compensation (say-on-pay). The disclosure provided in this circular together with the shareholder vote provides meaningful information and an opportunity for shareholders to express their views on executive compensation.

In 2013, 93.76% of votes expressed were in favour of BCE’s executive compensation package.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

80 BCE Inc. 2014 Proxy Circular

14 SCHEDULE B – DIRECTOR INDEPENDENCE STANDARDS

The board of directors is responsible for determining whether or not each director is independent within the meaning of the Canadian Securities Administrators National Instrument 58-101 (Disclosure of Corporate Governance Practices) and National Policy 58-201 (Corporate Governance Guidelines) (collectively, the “CSA Rules”) and the New York Stock Exchange corporate governance rules as amended (the “NYSE Rules”). To achieve this, the board analyzes all of the relationships each director has with BCE and its subsidiaries. To assist in this analysis, the board adopted the following independence standards. In general, a director who meets these standards, and who does not otherwise have a material relationship (direct or indirect) (1) with BCE and its subsidiaries, would be considered independent under the CSA Rules and NYSE Rules.

The board shall determine whether each director is independent on an annual basis at the time the board approves director nominees for inclusion in the management proxy circular, identify each independent director, and disclose the basis for that determination. This process will also apply at such time as a director joins the board between annual meetings. Each director who has been determined to be independent shall notify the Chair of the Corporate Governance Committee, as soon as reasonably practicable, in the event that such director’s personal circumstances change in a manner that may affect the board’s determination of whether such director is independent.

I	DIRECTORS
A director will not be considered independent if:
	A.	BCE Employment
		1.	the director is, or has been within the last three years, an employee or executive officer of BCE(2), other than employment as an interim chief executive officer;
		2.	an immediate family member(3) of the director is, or has been within the last three years, an executive officer of BCE, other than employment as an interim chief executive officer.
	B.	BCE Compensation
1.

the director (or an immediate family member employed as an executive officer) received more than $75,000 during any 12-month period within the last three years in direct compensation from BCE, other than (a) director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (b) compensation for acting as an interim chief executive officer or a part-time chair or vice-chair of the board or any board committee.

	C.	BCE Auditor
		1.	the director (or an immediate family member) is a current partner of a firm that is BCE’s internal or external auditor; or
		2.	the director is a current employee of such a firm; or
		3.	the director has an immediate family member who is a current employee of such a firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or
		4.	the director (or an immediate family member) was within the last three years a partner or employee of such a firm and personally worked on BCE’s audit within that time.
	D.	Employment by another company
1.

the director (or an immediate family member) is, or has been within the last three years, employed as an executive officer of another company where any of BCE’s present executive officers at the same time serves or served on that company’s compensation committee;

2.

the director is a current employee of a company(4) that has made payments to, or received payments from, BCE for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million or 2% of such company’s consolidated gross revenues; or

3.

an immediate family member of the director is a current executive officer of a company(4) that has made payments to, or received payments from, BCE for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million or 2% of such company’s consolidated gross revenues.

(1)	A “material relationship” is a relationship which could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s independent judgment.
(2)	For purposes of these standards, BCE includes BCE Inc. and its subsidiaries.
(3)	For purposes of these standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees of either the person or the person’s immediate family member) who shares such person’s home. However, individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated, need not be considered.
(4)	For this subsection (D) only, contributions to tax exempt organizations shall not be considered payments.

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14 SCHEDULE B – DIRECTOR INDEPENDENCE STANDARDS

II.	ADDITIONAL CONSIDERATIONS FOR AUDIT COMMITTEE MEMBERS

Only independent directors may be members of the audit committee. In addition, a director shall not serve on the audit committee if (1) the director is an affiliated person of BCE or (2) the director receives, directly or indirectly, any consulting, advisory fees or other compensatory fee from BCE, other than director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

Indirect acceptance of compensation includes payments to:

	1.	a spouse, minor children or stepchildren, or adult children or stepchildren sharing a home with the member of the audit committee; or
2.

an entity (1) in which the member of the audit committee is a partner, member, officer such as a managing director occupying a comparable position, or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and (2) which provides accounting, consulting, legal, investment banking or financial advisory services to BCE.

III.	ADDITIONAL CONSIDERATIONS FOR MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE MEMBERS

Only independent directors may be members of the management resources and compensation committee. When affirmatively determining the independence of any director who will serve on the management resources and compensation committee, BCE’s board of directors must consider all factors specifically relevant to determining whether a director has a relationship to BCE which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

	1.	the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by BCE to such director(5); and
	2.	whether such director is affiliated with BCE, a subsidiary of BCE or an affiliate of a subsidiary of BCE(6).

(5)	In considering sources of compensation, the board should take into account whether the director receives compensation from any person or entity that would impair the director’s ability to make independent judgments about BCE’s executive compensation.
(6)	In considering any affiliate relationship, the board should consider whether that relationship places the director under the direct or indirect control of BCE or its senior management, or creates a direct relationship between the director and members of senior management, in each case of a nature that would impair the director’s ability to make independent judgments about BCE’s executive compensation.

82 BCE Inc. 2014 Proxy Circular

15 SCHEDULE C – BOARD OF DIRECTORS’ CHARTER INCLUDING BOARD CHAIR POSITION DESCRIPTION

I.	PURPOSE
The Board of Directors (“Board”) of BCE Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation.
II.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable Committee of the Board to the full Board for approval:

	A.	STRATEGY AND BUDGET
1.

Ensuring a strategic planning process is in place and approving, on at least an annual basis, a Business Plan which takes into account, among other things, the longer term opportunities and risks of the business;

		2.	Approving the Corporation’s annual operating and capital budgets;
		3.	Reviewing operating and financial performance results in relation to the Corporation’s Business Plan and budgets.
	B.	GOVERNANCE
1.

Developing the Corporation’s approach to, and disclosure of, corporate governance practices, including developing a “Statement of Corporate Governance Principles and Guidelines” setting out the Board’s expectations and responsibilities of individual Directors, including with respect to attendance at meetings of the Board and of committees of the Board and the commitment of time and energy expected;

		2.	Approving the nomination of Directors to the Board, as well as:
a.

ensuring that a majority of the Corporation’s Directors have no direct or indirect material relationship with the Corporation and determining who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements;

			b.	developing appropriate qualifications/criteria for the selection of Board members, including criteria for determining Director independence;
			c.	appointing the Board Chair and the Chair and members of each Committee of the Board, in consultation with the relevant Committee of the Board;
		3.	Determining who among the members of the Audit Committee of the Board qualify as an Audit Committee Financial Expert, pursuant to applicable legislation, regulation and listing requirements;
		4.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors;
		5.	Assessing annually the effectiveness and contribution of the Board and the Board Chair, of each Committee of the Board and their respective Chairs and of individual Directors;
		6.	Developing written position descriptions for the Board Chair and the Chair of each Committee of the Board.
	C.	CHIEF EXECUTIVE OFFICER, OFFICERS AND COMPENSATION AND BENEFITS POLICIES
		1.	Appointing the Chief Executive Officer and all other Officers of the Corporation;
		2.	Together with the Chief Executive Officer, developing a written position description for the role of the Chief Executive Officer;
3.

Developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives;

		4.	Approving the Corporation’s compensation policy for Directors;
5.

Approving the Corporation’s compensation and benefits (including pension plans) policy or any changes thereto for Officers and approving, by the independent Directors, all forms of compensation for the Chief Executive Officer, as well as:

			a.	monitoring and reviewing, as appropriate, the administration, funding and investment of the Corporation’s pension plans;
			b.	appointing, or removing, the custodian, trustee, or investment manager(s) for the Corporation’s pension plans and fund(s);
6.

Satisfying itself as to the integrity of the Chief Executive Officer, other Officers and senior management personnel and that the Chief Executive Officer, other Officers and senior management personnel create a culture of integrity throughout the organization;

		7.	Providing stewardship in respect of succession planning, including the appointment, training and monitoring of the Chief Executive Officer, other Officers and senior management personnel.
	D.	RISK MANAGEMENT, CAPITAL MANAGEMENT AND INTERNAL CONTROLS
		1.	Identifying and assessing the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage and mitigate these risks;
		2.	Ensuring full and complete disclosure of how the board oversees risk;
		3.	Ensuring the integrity of the Corporation’s internal control system and management information systems and the safeguarding of the Corporation’s assets;
		4.	Reviewing, approving and, as required, overseeing compliance with the Corporation’s Disclosure Policy by Directors, Officers and other management personnel and employees;

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15 SCHEDULE C – BOARD OF DIRECTORS’ CHARTER INCLUDING BOARD CHAIR POSITION DESCRIPTION

		5.	Reviewing, approving and overseeing the Corporation’s disclosure controls and procedures;
6.

Reviewing and approving the Code of Business Conduct of the Corporation with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct and as required, overseeing compliance with the Corporation’s Code of Business Conduct by Directors, Officers and other management personnel and employees.

	E.	FINANCIAL REPORTING, AUDITORS AND TRANSACTIONS
		1.	Reviewing and approving, as required, the Corporation’s financial statements and related financial information;
		2.	Appointing, subject to approval of shareholders, (including terms and review of engagement) and removing of the shareholders’ auditor;
		3.	Appointing (including responsibilities, budget and staffing) and removing of the Corporation’s internal auditor;
		4.	Delegating (to the extent permitted by law) to the Chief Executive Officer, other Officers and management personnel appropriate powers to manage the business and affairs of the Corporation.
	F.	LEGAL REQUIREMENTS AND COMMUNICATION
		1.	Overseeing the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements;
		2.	Establishing measures for receiving feedback from shareholders.
	G.	OTHER
		1.	Reviewing and approving, as required, the Corporation’s environmental policies and ensuing management systems;
		2.	Reviewing, approving, and as required, overseeing Directors, other Officers and management personnel and employees compliance with the Corporation’s health and safety policies and practices;
		3.	Performing any other function as prescribed by law or as not delegated by the Board to one of the Committees of the Board or to management personnel.
BOARD CHAIR
I.	APPOINTMENT
The Board shall appoint its Chair from among the Corporation’s Directors.
II.	DUTIES AND RESPONSIBILITIES OF THE BOARD CHAIR

The Board Chair leads the Board in all aspects of its work and is responsible to effectively manage the affairs of the Board and ensure that the Board is properly organized and functions efficiently. The Board Chair also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management personnel and the Board.

More specifically, the Board Chair shall:

	A.	STRATEGY
		1.	Provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;
		2.	Work with the Chief Executive Officer and other Officers to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning.
	B.	ADVISOR TO THE CHIEF EXECUTIVE OFFICER
		1.	Provide advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board;
		2.	In consultation with the Chief Executive Officer, ensure that there is an effective relationship between management personnel and the members of the Board.
	C.	BOARD STRUCTURE AND MANAGEMENT
		1.	Chair the Board meetings;
2.

In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Chairs of the Committees of the Board, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees of the Board, and of the shareholders;

3.

In consultation with the Chief Executive Officer, and the Corporate Secretary’s Office, review the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;

		4.	Ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present;
		5.	Ensure, in consultation with the Chairs of the Committees of the Board, that all items requiring Board and Committee approval are appropriately tabled;
6.

Ensure the proper flow of information to the Board and review, with the Chief Executive Officer and the Corporate Secretary’s Office, the adequacy and timing of materials in support of management personnel’s proposals;

7.

In conjunction with the relevant Committee of the Board (and its Chair), review and assess the Directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual Directors.

	D.	SHAREHOLDERS
		1.	Chair the annual meeting, and any special meeting, of the shareholders;
		2.	Ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting.
	E.	OTHER
1.

Exercise the authority of the Chief Executive Officer in the unlikely event that the Chief Executive Officer is absent and is unable to act and action on the part of the Chief Executive Officer is urgently required to protect the interests of the Corporation;

		2.	Carry out special assignments or any functions as requested by the Board.

84 BCE Inc. 2014 Proxy Circular

16 SCHEDULE D – CHIEF EXECUTIVE OFFICER POSITION DESCRIPTION

The Chief Executive Officer (“CEO”) of BCE Inc. (the “Corporation”) has the primary responsibility for the management of the business and affairs of the Corporation. As such, the CEO shall establish the strategic and operational orientation of the Corporation and in so doing, provide leadership and vision for the effective overall management, profitability, increasing shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board of Directors of the Corporation (the “Board”). The CEO is directly accountable to the Board for all activities of the Corporation.

More specifically, in collaboration with the Board, the CEO shall:

A.	LEADERSHIP
1.

Create a culture within the Corporation that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members and other senior management personnel, thus ensuring the Corporation maintains a strong succession plan;

	2.	Provide leadership and vision for the Corporation and promote the Corporation’s goal of profitability and growth in a sustainable and responsible manner;
	3.	Develop an awareness of global trends in the Corporation’s core lines of operations so as to manage rapid technological developments;
	4.	Promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service-oriented markets.
B.	CORPORATE SOCIAL RESPONSIBILITY AND INTEGRITY
	1.	Develop and maintain a corporate culture that promotes integrity and ethical values throughout the organization, fostering a culture of ethical business conduct;
	2.	Promote and protect the Corporation’s reputation in its markets and with all customers, communities, and government and regulatory bodies.
C.	STRATEGY, RISKS AND BUDGET
	1.	Develop and oversee the execution of, and monitor progress of, the Business Plan and the annual operating and capital budgets;
	2.	Identify, and develop plans to manage, the principal risks with respect to the Corporation and its businesses.
D.	GOVERNANCE AND POLICIES
1.

Oversee the development and implementation of, and compliance with, key corporate policies, including policies regarding corporate governance, social responsibility, risk management and financial reporting, as well as compliance with applicable legal and regulatory requirements;

2.

Work in close collaboration with the Board Chair to determine the scheduling of, and agendas for, meetings of the Board and of Committees of the Board so as to ensure that the Board is kept apprised in a timely manner of the business operations and main issues facing the Corporation, and to ensure there is an effective relationship between management and the members of the Board.

E.	BUSINESS MANAGEMENT
	1.	Approve commitments within the limits of delegated approval authorities from the Board and provide general supervision and management of the day-to-day business and affairs of the Corporation;
	2.	Serve as the Corporation’s chief spokesperson to its principal stakeholders including its shareholders, the financial community, customers, government and regulatory bodies and the public generally.
F.	DISCLOSURE
	1.	Together with the Disclosure and Compliance Committee and the Chief Financial Officer, ensure appropriate and timely disclosure of material information;
	2.	Together with the Chief Financial Officer:
		a.	establish and maintain the Corporation’s disclosure controls and procedures through appropriate policies and processes;
		b.	establish and maintain the Corporation’s internal controls over financial reporting through appropriate policies and procedures;
		c.	develop the process for, and comply with, the certifications to be provided in the Corporation’s public disclosure documents.
G.	OTHER
	1.	Carry out any other appropriate duties and responsibilities assigned by the Board.

BCE Inc. 2014 Proxy Circular 85

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To sign up, go to our website at BCE.ca, click on the banner “2014 Annual General Shareholder Meeting” and then on the relevant link under the heading “Sign up for electronic delivery.”

If you do not sign up for this service, we will continue to send you these documents by mail, unless you tell us otherwise on your proxy form or voting instruction form.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, CST Phoenix Advisors.

North American Toll Free Phone:	1-866-822-1244
Banks, brokers and collect calls:	416-682-3825
Facsimile:	647-351-3176
or North American Toll Free Facsimile:	1-888-509-5907
Email:	inquiries@phoenixadvisorscst.com